

Investment Corporation

Notice of 2011 Annual Meeting and Proxy Statement

2010 Annual Report to Shareholders

MGIC Investment Corporation

March 31, 2011

Dear Shareholder:

It is my pleasure to invite you to attend our Annual Meeting of Shareholders to be held on Thursday, May 5, 2011, in the Bradley Pavilion of the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At our meeting this year, we will ask shareholders to:

- elect three directors,
- ratify the placement of two directors appointed to the Board of Directors in 2010 into classes whose terms continue past the Annual Meeting,
- approve an amendment to our Articles of Incorporation to eliminate the classified board provisions and provide for the annual election of all directors,
- conduct an advisory vote on executive compensation and an advisory vote on the frequency of future advisory votes on executive compensation,
- approve our 2011 Omnibus Incentive Plan, and
- ratify for 2011 the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

We will also report on our business.

Your vote is important. Even if you plan to attend the meeting, we encourage you to sign the enclosed proxy card or voting instruction form to vote your shares. Please read our proxy statement for more information about our meeting and the voting process.

Our Annual Report to Shareholders, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement.

Sincerely,

Curt S. Culver

Curt S. Culver
Chairman and
Chief Executive Officer

IMPORTANT VOTING INFORMATION

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, you will have received a voting instruction form from that nominee containing instructions that you must follow in order for your shares to be voted. If you do not transmit your voting instructions before the Annual Meeting, your nominee can vote on your behalf on only those matters considered to be routine.

The following matters are NOT considered routine: election of directors, ratification of the placement of directors into classes whose terms continue past the Annual Meeting, approval of an amendment to our Articles of Incorporation to eliminate the classified board provisions and provide for the annual election of all directors, the advisory vote on executive compensation, the advisory vote on the frequency of holding future advisory votes on executive compensation and approval of our 2011 Omnibus Incentive Plan. Your nominee is not permitted to vote on your behalf on such matters unless you provide specific instructions by following the instructions from your nominee about voting your shares and by completing and returning the voting instruction form. For your vote to be counted on such matters, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting.

Your Participation in Voting the Shares You Own is Important

Voting your shares is important to ensure that you have a say in the governance of your company and to fulfill the objectives of the majority voting standard that we apply in the election of directors. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a shareholder in the future of MGIC Investment Corporation.

More Information is Available

If you have any questions about the proxy voting process, please contact the bank, broker or other nominee through which you hold your shares. The SEC also has a website (www.sec.gov/spotlight/proxymatters.shtml) with more information about voting at annual meetings. Additionally, you may contact our Senior Vice President–Investor Relations at (414) 347-6480.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2011

Our proxy statement and 2010 Annual Report to Shareholders are available at http://mtg.mgic.com/proxyinfo. Your vote is very important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may submit your proxy card or voting instruction form for the Annual Meeting by completing, signing, dating and returning your proxy card or voting instruction form in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously returned your proxy card. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares.

MGIC INVESTMENT CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 5, 2011

To Our Shareholders:

The Annual Meeting of Shareholders of MGIC Investment Corporation will be held in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on May 5, 2011, at 9:00 a.m., to vote on the following matters:

(1) Election of the three directors named in the proxy statement, each for a three-year term;

(2) Ratification of the placement of two directors appointed to the Board of Directors in 2010 into classes whose terms continue past the Annual Meeting;

(3) Approval of an amendment to our Articles of Incorporation to eliminate the classified board provisions and provide for the annual election of all directors;

(4) An advisory vote on executive compensation;

(5) An advisory vote on the frequency of holding future advisory votes on executive compensation;

(6) Approval of our 2011 Omnibus Incentive Plan;

(7) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2011; and

(8) Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 4, 2011 will be entitled to vote at the Annual Meeting and any postponement or adjournment of the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
March 31, 2011

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN
YOUR PROXY CARD OR VOTING INSTRUCTION FORM

MGIC Investment Corporation
P.O. Box 488
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53201

Proxy Statement

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held at 9:00 a.m., Thursday, May 5, 2011, in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, and at any postponement or adjournment of the meeting. In this proxy statement we sometimes refer to MGIC Investment Corporation as "the Company," "we" or "us." This proxy statement and the enclosed form of proxy are being mailed to shareholders beginning on approximately March 31, 2011. Our Annual Report to Shareholders for the year ended December 31, 2010, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement. If you have any questions about attending our Annual Meeting, you can call our Senior Vice President–Investor Relations at (414) 347-6480.

About the Meeting and Proxy Materials

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act on the matters outlined in our notice of meeting on the preceding page, including the election of the three directors named in the proxy statement, ratification of the placement of two directors appointed to the Board of Directors in 2010 into classes whose terms continue past the Annual Meeting, approval of an amendment to our Articles of Incorporation to eliminate the classified board provisions and provide for the annual election of all directors, an advisory vote on our executive compensation, an advisory vote on the frequency of holding future advisory votes on executive compensation, approval of our 2011 Omnibus Incentive Plan and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2011. In addition, management will report on our performance during the last year and, after the meeting, respond to questions from shareholders.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 4, 2011, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting. For each share of Common Stock that you held on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 201,142,536 shares of Common Stock were outstanding and entitled to vote.

What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

How do I vote my shares?

If you are a shareholder of record, meaning your shares are registered directly in your name with Wells Fargo Bank Minnesota, N.A., our stock transfer agent, you may vote your shares by completing, signing and returning the enclosed proxy card in the envelope provided. If you attend the meeting, you may withdraw your proxy and vote your shares in person.

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker or nominee has enclosed or provided a voting instruction form for you to use to direct the broker or nominee how to vote your shares. Certain of these institutions offer telephone and Internet voting.

If you hold shares as a participant in our Profit Sharing and Savings Plan and Trust, you may use the enclosed proxy card to instruct the plan trustee how to vote those shares. The trustee will vote shares held in your account in accordance with your instructions and the plan terms. The plan trustee may vote the shares for you if your proxy card is not received at least five days before the Annual Meeting date.

Please contact our Senior Vice President–Investor Relations at (414) 347-6480 if you would like directions on attending the Annual Meeting and voting in person. At our meeting, you will be asked to show some form of identification (such as your driving license).

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you can revoke your proxy at any time before your shares are voted by advising our corporate Secretary in writing, by submitting a signed proxy with a later date, or by voting in person at the meeting. If your shares are held in street name by a broker, bank or nominee, or in our Profit Sharing and Savings Plan and Trust, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

How are the votes counted?

A quorum is necessary to hold the meeting and will exist if a majority of the 201,142,536 shares of Common Stock outstanding on the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Wells Fargo Bank Minnesota, N.A., which has been appointed by our Board to act as inspector of election for the meeting.

Shares represented by proxy cards marked "Abstain" for any matter will be counted to determine the presence of a quorum, but will not be counted as votes for or against that matter. "Broker non-votes," which occur when a broker or other nominee does not vote on a particular matter because the broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and has not received such instructions, will be counted for quorum purposes but will not be counted as votes for or against any matter. Brokers and other nominees have discretionary authority to vote shares without instructions from the beneficial owner of the shares only for matters considered routine. For the 2011 Annual Meeting, nominees will only have discretionary authority to vote shares on the ratification of the appointment of the independent registered public accounting firm without instructions from the beneficial owner.

What are the Board's recommendations?

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1), **FOR** ratification of the placement of Mark M. Zandi, appointed to the Board of Directors in 2010, into a class whose term continues past the Annual Meeting (Item 2), **FOR** ratification of the placement of Bruce L. Koepfgen, appointed to the Board of Directors in 2010, into a class whose term continues past the Annual Meeting (Item 3), **FOR** approval of an amendment to our Articles of Incorporation to eliminate the classified board provisions and provide for the annual election of all directors (Item 4), **FOR** approval of our executive compensation (Item 5), **FOR** holding the advisory vote on executive compensation annually (Item 6), **FOR** approval of our 2011 Omnibus Incentive Plan (Item 7) and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2011 (Item 8).

If you sign and return a proxy card or voting instruction form without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

Will any other items be acted upon at the Annual Meeting?

The Board does not know of any other business to be presented at the Annual Meeting. No shareholder proposals will be presented at this year's Annual Meeting.

What are the deadlines for submission of shareholder proposals for the next Annual Meeting?

Shareholders may submit proposals on matters appropriate for shareholder action at future Annual Meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than December 2, 2011.

Under our Amended and Restated Bylaws ("Bylaws"), a shareholder who wants to bring business before the annual meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary in accordance with the procedures contained in our Bylaws. Our Bylaws require that shareholders give notice to our Secretary at least 45 and not more than 70 days before the first anniversary of the date set forth in our proxy statement for the prior Annual Meeting as the date on which we first mailed such proxy materials to shareholders. For the 2012 Annual Meeting, the notice must be received by the Secretary no later than February 15, 2012, and no earlier than January 21, 2012. For director nominations, the notice must comply with our Bylaws and provide the information required to be included in the proxy statement for individuals nominated by our Board. For any other proposals, the notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by our Bylaws.

Who pays to prepare, mail and solicit the proxies?

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, email, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $12,000, plus expenses, including charges by brokers, banks and other nominees to forward proxy materials to the beneficial owners of our Common Stock.

Stock Ownership

The following table identifies the beneficial owners of more than 5% of our Common Stock as of December 31, 2010 based on information filed with the SEC, unless more recent information filed with the SEC is available. The table also shows the amount of our Common Stock beneficially owned by our named executive officers and all directors and executive officers as a group. Unless otherwise noted, the parties listed in the table have sole voting and investment power over their shares, and information regarding our directors and named executive officers is given as of March 4, 2011. Information about the Common Stock that our directors beneficially own appears below in connection with their biographies. See "Item 1—Election of Directors."

Name	Shares Beneficially Owned	Percent of Class
Old Republic International Corporation[1] 307 North Michigan Avenue Chicago, IL 60601	13,505,537	6.7%
BlackRock Inc.[2] 40 East 52nd Street New York, NY 10022	11,630,273	5.8%
Curt S. Culver[3]	880,269	*
J. Michael Lauer[3]	479,449	*
Patrick Sinks[3]	331,468	*
Jeffrey H. Lane[3]	283,225	*
Lawrence J. Pierzchalski[3]	245,493	*
All directors and executive officers as a group (18 persons)[3][4]	2,922,927	1.4%

* Less than 1%

(1) Old Republic International Corporation, which reported ownership as of January 14, 2011 on behalf of itself and several of its wholly owned subsidiaries, reported that it had shared voting and investment power for all of the shares. Old Republic International Corporation owns Republic Mortgage Insurance Company, which is one of our competitors.

(2) BlackRock Inc. reported ownership as of December 31, 2010 on behalf of itself and several subsidiaries.

(3) Includes shares that could be purchased on the record date or within 60 days thereafter by exercise of stock options granted to the executive officers: Mr. Culver — 280,000; Mr. Lauer — 94,000; Mr. Sinks — 68,000; Mr. Lane — 77,800; Mr. Pierzchalski — 94,000; and all executive officers as a group — 684,300. Also includes shares held in our Profit Sharing and Savings Plan and Trust by the executive officers: Mr. Culver — 12,673; Mr. Lauer — 53,182; Mr. Sinks — 11,712; and all executive officers as a group —195,770. Also includes restricted shares over which the executive officer has sole voting power but no investment power: Mr. Culver — 4,800; Mr. Sinks — 3,000; Mr. Pierzchalski — 1,620; and all executive officers as a group — 9,420. Excludes shares underlying restricted stock units ("RSUs") that cannot be settled in Common Stock within 60 days of the record date: Mr. Culver — 586,763; Mr. Lauer — 191,554; Mr. Sinks — 351,728; Mr. Lane — 241,554; Mr. Pierzchalski — 189,934; and all executive officers as a group — 1,684,751. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 330,747; and all directors and executive officers as a group — 394,650. Excludes cash-settled restricted stock units: all executive officers as a group — 35,800.

(4) Includes an aggregate of 88,813 shares underlying RSUs held by our non-management directors, which could be settled in shares of Common Stock within 60 days of the record date. Also includes an aggregate of 16,733 restricted shares held by our non-management directors. The beneficial owners have sole voting power but no investment power over the restricted shares. Excludes an aggregate of 429,554 share units held by our non-management directors that cannot be settled in shares of Common Stock.

Items 1, 2 and 3 – *Election of Directors and Ratification of the Placement of Two Directors into Classes Whose Terms Continue Past the Annual Meeting*

Our Board of Directors is currently divided into three classes, with directors in each class serving for a term of three years. One class of directors is currently elected at each Annual Meeting. As discussed in Item 4, we are proposing a transition to a declassified Board that would begin at the 2012 Annual Meeting of Shareholders and be completed at the 2013 Annual Meeting, when the remaining term of all directors will be one year.

Item 1 consists of the election of directors at this Annual Meeting. The Board, upon the recommendation of the Management Development, Nominating and Governance Committee (with Messrs. Jastrow and Nicolaisen abstaining on their own nominations), has nominated Kenneth M. Jastrow, II, Daniel P. Kearney and Donald T. Nicolaisen for re-election to the Board to serve until our 2014 Annual Meeting of Shareholders. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

Items 2 and 3 consist of the ratification of the placement of Dr. Zandi and Mr. Koepfgen, respectively, appointed as directors by the Board during 2010, into classes whose terms extend beyond the 2011 Annual Meeting of Shareholders. They were placed into such classes in accordance with the provision of our Bylaws providing classes are to be substantially equal. Dr. Mark M. Zandi was appointed to the Board in July 2010 to fill a vacancy created by the resignation, effective June 30, 2010, of Dr. Karl E. Case. Mr. Bruce L. Koepfgen was appointed to the Board in October 2010 to fill a vacancy created by an increase in the number of directors. Different independent directors recommended Dr. Zandi and Mr. Koepfgen for consideration by the Management Development, Nominating and Governance Committee.

Shareholder Vote Required for Item 1

Our Articles of Incorporation contain a majority vote standard for the election of directors in uncontested elections. Under this standard, each of the three nominees (Messrs. Jastrow, Kearney and Nicolaisen) must receive a "majority vote" at the meeting to be elected a director. A "majority vote" means that when there is a quorum present, more than 50% of the votes cast in the election of the director are cast "for" the director, with votes cast being equal to the total of the votes "for" the election of the director plus the votes "withheld" from the election of the director. Therefore, under our Articles of Incorporation, a "withheld" vote is effectively a vote "against" a nominee. Broker non-votes will be disregarded in the calculation of a "majority vote." Any incumbent director who does not receive a majority vote (but whose term as a director nevertheless would continue under Wisconsin law until his successor is elected) is required to send our Board a resignation. The effectiveness of any such resignation is contingent upon Board acceptance. The Board will accept or reject a resignation in its discretion after receiving a recommendation made by our Management Development, Nominating and Governance Committee and will promptly publicly disclose its decision regarding the director's resignation (including the reason(s) for rejecting the resignation, if applicable).

Shareholder Vote Required for Items 2 and 3

Ratification of the placement of Dr. Zandi and Mr. Koepfgen into classes whose terms extend beyond the 2011 Annual Meeting of Shareholders requires the affirmative vote of a majority of the votes cast for each Item. Abstentions and broker non-votes will not be counted as votes cast. The principal service that provides and processes voting forms for holders of shares in "street name" informed us that it could not process a form in which more than one item had "for" and "withhold" as the voting choices. As a result, we were unable to use the same voting choices for Items 2 and 3 as we used for Item 1. If the placement of either Dr. Zandi or Mr. Koepfgen into his respective class is not ratified, the affected director has agreed to offer to resign from the Board as if he had been standing for election and had not received a majority vote. See "Shareholder Vote Required for Item 1."

Information About Our Directors

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Management Development, Nominating and Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

The Management Development, Nominating and Governance Committee is responsible for developing Board membership criteria and recommending these criteria to the Board. The criteria, which are set forth in our Corporate Governance Guidelines, include an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, well-respected experience at senior levels of business, academia, government or other fields, ability to commit sufficient time and attention to Board activities, anticipated tenure on the Board, and whether an individual will enable the Board to continue to have a substantial majority of independent directors.

In addition, the Management Development, Nominating and Governance Committee in conjunction with the Board periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given our prospective retirements due to the Board's policy that a director may not stand for election if he is age 72 or more. The Management Development, Nominating and Governance Committee seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The Committee's and the Board's evaluation of the Board's composition enables the Board to consider the skills and experience it seeks in the Board as a whole, and in individual directors, as our needs evolve and change over time and to assess the effectiveness of the Board's efforts at pursuing diversity. In identifying director candidates from time to time, the Management Development, Nominating and Governance Committee may establish specific skills and experience that it believes we should seek in order to constitute a balanced and effective board.

In evaluating incumbent directors for renomination to the Board, as well as the skills and experience that other directors bring to the Board, the members of the Management Development, Nominating and Governance Committee have considered a variety of factors. These include each director's independence, financial literacy, personal and professional accomplishments, tenure on the Board, experience in light of our needs, and past performance on the Board based on feedback from other Board members.

Information about our directors appears below. The biographical information is as of February 1, 2011 and, for each director, includes a discussion about the skills and qualifications that the Board has determined support the director's continued service on the Board.

David S. Engelman, who has served as a director since 1993 and whose term expires at the Annual Meeting, is not standing for re-election due to the age-related retirement policy in the Board's Corporate Governance Guidelines. The Board expresses its deep thanks for the insight and dedication Mr. Engelman has exhibited during his Board tenure. As of March 4, 2011, Mr. Engelman beneficially owned 61,468 shares of our Common Stock, including 3,050 shares underlying RSUs which could be settled in shares of Common Stock within 60 days of the record date, 2,000 restricted shares over which he has sole voting power but no investment power, 26,275 share units held under our Deferred Compensation Plan over which he has neither voting nor investment power, and 10,693 shares owned by a trust of which Mr. Engelman is a trustee and a beneficiary and as to which he disclaims beneficial ownership except to the extent of his interest in the trust. Voting and investment power are shared for all shares owned by the trust.

NOMINEES FOR DIRECTOR –
For Term Ending 2014

		Shares Beneficially Owned[1]
	**Kenneth M. Jastrow, II,** 63, a Director since 1994, has, since December 2007, been the non-executive Chairman of the Board of Forestar Group Inc. ("Forestar"), which is engaged in various real estate and natural resource businesses. From January 2000 until December 28, 2007, Mr. Jastrow served as Chairman and Chief Executive Officer of Temple-Inland Inc. ("TI"), a paper and forest products company which during Mr. Jastrow's tenure also had interests in real estate and financial services. Mr. Jastrow currently serves as our Lead Director. He is also a director of KB Home and Genesis Energy, LLC, the general partner of Genesis Energy, LP, a publicly-traded master limited partnership. In addition, during the past five years, Mr. Jastrow served as a director of Guaranty Financial Group and its subsidiary Guaranty Bank (from December 2007 through August 2008). Mr. Jastrow brings to the Board senior executive and leadership experience gained through his service as chairman and chief executive officer at a public company with diversified business operations in sectors relevant to our operations, experience in the real estate, mortgage banking and financial services industries, and knowledge of corporate governance matters gained through his service as a non-executive chairman and on public company boards.	89,109[2][3]
	**Daniel P. Kearney,** 71, a Director since 1999, has been a business consultant and private investor for more than five years. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc, an investment banking firm, from 1977 to 1988. He is also a director of Fiserv, Inc. and MBIA, Inc. Mr. Kearney brings to the Board investment expertise, skill in assessing and managing investment and credit risk, broad-based experience in a number of areas relevant to our business, including insurance and financial services, and senior executive experience gained at a major public insurance company.	176,728[3]

		Shares Beneficially Owned[1]
	**Donald T. Nicolaisen,** 66, a Director since 2006, was the Chief Accountant of the United States Securities and Exchange Commission from September 2003 to November 2005, when he retired from full time employment. Prior to joining the SEC, he was a Senior Partner at PricewaterhouseCoopers LLP, an accounting firm that he joined in 1967. He is also a director of Verizon Communications Inc., Morgan Stanley and Zurich Financial Services Group. Mr. Nicolaisen brings to the Board financial and accounting expertise acquired from his 36 years of service with a major public accounting firm and his tenure as Chief Accountant at the SEC, as well as an understanding of the range of issues facing large financial services companies gained through his service on the boards of public companies operating in the insurance and financial services industries.	60,642[3]

DIRECTORS CONTINUING IN OFFICE - Term Ending 2012

	**Curt S. Culver,** 58, a Director since 1999, has been our Chairman of the Board since January 2005 and our Chief Executive Officer since January 2000. He served as our President from January 1999 to January 2006. Mr. Culver has been Chief Executive Officer of Mortgage Guaranty Insurance Corporation ("MGIC") since January 1999 and held senior executive positions with MGIC for more than five years before then. He is also a director of Wisconsin Electric Power Company and Wisconsin Energy Corporation. Mr. Culver brings to the Board extensive knowledge of our business and operations, a long-term perspective on our strategy and the ability to lead the Company and the Board as the Company faces ongoing challenges.	880,269[4]
	**William A. McIntosh,** 71, a Director since 1996, was an executive committee member and a managing director at Salomon Brothers Inc., an investment banking firm, when he retired in 1995 after 35 years of service. In addition, during the past five years, Mr. McIntosh served as a director of Northwestern Mutual Series Fund Inc. (27 funds) (through 2009). Mr. McIntosh brings to the Board extensive experience in the financial services industry gained from his 35-year tenure at a large investment banking firm and his service on several mutual fund boards, expertise in evaluating companies' strategies, operations and risks acquired through his work as an investment banker, and financial and accounting expertise.	82,848[2][3]

		Shares Beneficially Owned[1]
	**Leslie M. Muma,** 66, a Director since 1995, is retired and was Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm from 1999 until December 2005. He was also a director of Fiserv, Inc. through 2005. Before serving as Fiserv's Chief Executive Officer, he was its President for many years. Mr. Muma brings to the Board experience in the financial services industry acquired through a career serving as a chief executive officer and president at a financial industry automation products and services firm, as well as management and operations experience, and leadership skills.	106,122[2][3][5]
	**Mark M. Zandi,** 51, a Director since 2010, is Chief Economist of Moody's Analytics, Inc., where he directs economic research and consulting. Moody's Analytics is a subsidiary of Moody's Corporation that is separately managed from Moody's Investor Services, the rating agency subsidiary of Moody's Corporation. Dr. Zandi, with his economics and residential real estate industry expertise, brings to the Board a deep understanding of the economic factors that shape our industry. In addition, Dr. Zandi has expertise in the legislative and regulatory processes relevant to our business.	17,989[3]

DIRECTORS CONTINUING IN OFFICE -
Term Ending 2013

	**James A. Abbott,** 71, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company licensed in all 50 states and nationally ranked in the top 10 in origination and loan servicing during his tenure, from January 1980 to December 1994. Mr. Abbott brings to the Board more than 40 years of experience in the mortgage banking industry, gained through his service as chairman and as chief executive officer of two mortgage banking companies, and in banking as a member of the corporate management committee of a major bank holding company for 15 years.	64,253[2][3]

		Shares Beneficially Owned[1]
	**Thomas M. Hagerty,** 48, a Director since 2001, has been a managing director with Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company ("THL"), a private investment firm, since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is also a director of Ceridian Corporation, Fidelity National Financial, Inc., Fidelity National Information Services, Inc. and MoneyGram International, Inc. In an attempt to preserve the value of an investment in Conseco, Inc. by an affiliate of THL, Mr. Hagerty served as the interim chief financial officer of Conseco from July 2000 until April 2001. In December 2002, Conseco filed a petition under the federal bankruptcy code. Mr. Hagerty brings to the Board experience in and knowledge of the financial services and investment industries, expertise in analyzing and monitoring substantial investment positions gained through his work in private equity, expertise in evaluating companies' strategies, operations and risks gained through his work in investment banking, and corporate governance experience acquired through his service on numerous public company boards.	73,670[3]
	**Bruce L. Koepfgen**, 58, a Director since 2010, is currently a private investor. From 2003 until early in 2009, Mr. Koepfgen served on the Executive Committee of Allianz Global Investors ("AGI"), one of the largest global asset managers, whose units include PIMCO, and as CEO of AGI's Oppenheimer Capital unit. Prior to joining Allianz, Mr. Koepfgen provided consulting services on the launch, financing and management of early stage companies, which followed a 23-year career at Salomon Brothers Inc where he was a Managing Director when he left in 1999. In addition, during the past five years, Mr. Koepfgen served as a director of Thermo Fisher Scientific during 2006. Mr. Koepfgen brings to the Board extensive experience in the financial services industry gained from his nearly 30 years experience in investment banking / global asset management, as well as expertise in evaluating companies' strategies, operations and risks acquired through his work as an investment banker and as a consultant for early stage companies.	14,651[3]

	Shares Beneficially Owned[(1)]
 **Michael E. Lehman,** 60, a Director since 2001, has been the Chief Financial Officer of Palo Alto Networks, a privately-held network security firm, since April 2010. Prior to that, he was the Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, from February 2006 to January 2010, when Sun Microsystems, Inc. was acquired by Oracle Corporation. From July 2000 until his initial retirement in September 2002, he was Executive Vice President of Sun Microsystems; he was its Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems for more than five years before then. In addition, during the past five years, Mr. Lehman served as a director of Echelon Corporation (through 2006), NetIQ Corporation (through 2006) and Sun Microsystems, Inc. (through 2006). Mr. Lehman brings to the Board financial and accounting knowledge gained through his service as chief financial officer of a large, multinational public company, skills in addressing the range of financial issues facing a large company with complex operations, senior executive and operational experience, and leadership skills.	38,145[(3)]

(1) Ownership information is as of March 4, 2011. Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director represents less than 1% of the total number of shares outstanding.

(2) Includes 2,000 shares held under our 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares underlying RSUs as follows: Mr. Abbott — 3,050; Mr. Hagerty — 3,050; Mr. Jastrow — 3,050; Mr. Kearney — 3,050; Mr. Lehman — 3,050; Mr. McIntosh — 3,050; Mr. Muma — 3,050; and Mr. Nicolaisen — 1,700. Such units were issued pursuant to our RSU award program (See "Compensation of Directors — Former RSU Award Program") and could be settled in shares of Common Stock within 60 days of the record date.

Also includes the following RSUs, which are held under the Deposit Share Program for Non-Employee Directors under our 2002 Stock Incentive Plan (See "Compensation of Directors — Former Deposit Share Program") and could be settled in shares of Common Stock within 60 days of the record date: Mr. Abbott — 1,491; Mr. Hagerty — 17,105; Mr. Jastrow — 19,769; Mr. Kearney — 5,733; Mr. Muma — 4,098; and Mr. Nicolaisen — 14,517. Directors have neither voting nor investment power over the shares underlying any of these units.

Includes 6,733 shares that Mr. Jastrow held under the Deposit Share Program for Non-Employee Directors under our 1991 Stock Incentive Plan and 2002 Stock Incentive Plan. Mr. Jastrow has sole voting power and no investment power over these shares.

Also includes cash-settled share units held under our Deferred Compensation Plan (See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units") over which the directors have neither voting nor investment power, as follows: Mr. Abbott — 26,275; Mr. Hagerty — 45,334; Mr. Jastrow — 56,411; Mr. Kearney — 90,462; Mr. Koepfgen — 14,651; Mr. Lehman — 27,656; Mr. McIntosh — 26,275; Mr. Muma — 53,983; Mr. Nicolaisen — 44,243; and Dr. Zandi — 17,989.

(4) Includes 280,000 shares which Mr. Culver had the vested right to acquire as of March 4, 2011 under options granted to Mr. Culver; 12,673 shares held in our Profit Sharing and Savings Plan and Trust; and 4,800 restricted shares awarded under our 2002 Stock Incentive Plan, over which Mr. Culver has sole voting power but no investment power. Excludes 586,763 shares underlying RSUs awarded under our 2002 Stock Incentive Plan over which he has neither voting nor investment power.

(5) Includes 9,132 shares owned by a trust of which Mr. Muma is a trustee and a beneficiary and as to which Mr. Muma disclaims beneficial ownership except to the extent of his interest in the trust.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE THREE NOMINEES. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE PLACEMENT OF DR. ZANDI AND MR. KOEPFGEN, APPOINTED TO THE BOARD OF DIRECTORS IN 2010, INTO CLASSES WHOSE TERMS CONTINUE PAST THE ANNUAL MEETING. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE RATIFICATION OF SUCH PLACEMENT OF THE TWO DIRECTORS UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Corporate Governance and Board Matters

The Board of Directors, which is elected by our shareholders, oversees the management of the Company and our business. The Board selects our CEO and in conjunction with our CEO selects the rest of our senior management team, which is responsible for operating our business.

Corporate Governance Guidelines and Code of Business Conduct

The Board has adopted Corporate Governance Guidelines, which set forth a framework for our governance. The Guidelines cover the Board's composition, leadership, meeting process, director independence, Board membership criteria, committee structure and functions, succession planning and director compensation. Among other things, the Board meets in executive session outside the presence of any member of our management after each Board meeting at which directors are present in person and at any additional times determined by the Board or the Lead Director. Mr. Jastrow has, for several years, presided at these sessions and has served as the Board's Lead Director since the position was created in October 2009. See "Board Leadership" for information about the Lead Director's responsibilities and authority. The Corporate Governance Guidelines provide that a director shall not be nominated by the Board for re-election if at the date of the Annual Meeting of Shareholders, the director is age 72 or more. In accordance with this provision of the Corporate Governance Guidelines, Mr. Engelman has not been nominated for re-election at the Annual Meeting and will retire from our Board of Directors in May 2011. The Corporate Governance Guidelines also provide that a director who retires from his principal employment or joins a new employer shall offer to resign from the Board and a director who is an officer of MGIC and leaves MGIC must resign from the Board. In accordance with the Corporate Governance Guidelines, on May 13, 2010, Dr. Karl E.

Case, who had served on our Board since 1991, asked the Board to accept his resignation from our Board of Directors effective June 30, 2010 and coinciding with his retirement from Wellesley College where he had been the Katherine Coman and A. Barton Hepburn Professor of Economics. The Board of Directors accepted his resignation, effective June 30, 2010. The Board expresses its gratitude for the wise counsel and dedication Dr. Case provided to the Company during his Board tenure.

We have a Code of Business Conduct emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code applies to all employees, including our executive officers, and specified portions are applicable to our directors. Certain portions of the Code that apply to transactions with our executive officers, directors, and their immediate family members are described under "Related Person Transactions" below. These descriptions are subject to the actual terms of the Code.

Our Corporate Governance Guidelines and our Code of Business Conduct are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these documents are available to any shareholder who submits a written request to our Secretary. We intend to disclose on our website any waivers from, or amendments to, our Code of Business Conduct that are subject to disclosure under applicable rules and regulations.

Director Independence

Our Corporate Governance Guidelines regarding director independence provide that a director is not independent if the director has any specified disqualifying relationship with us. The disqualifying relationships are equivalent to those of the independence rules of the New York Stock Exchange, except that our disqualification for board interlocks is more stringent than under the NYSE rules. Also, for a director to be independent under the Guidelines, the director may not have any material relationship with us. For purposes of determining whether a disqualifying or material relationship exists, we consider relationships with MGIC Investment Corporation and its consolidated subsidiaries. Our Corporate Governance Guidelines are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links.

The Board has determined that all of our current directors except for Mr. Culver, our CEO, and thus a substantial majority of the directors, are independent under the Guidelines and the NYSE rules. It also determined that Dr. Case (who was a director through June 30, 2010) was independent under the Guidelines and the NYSE rules. In addition, each of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees consists entirely of independent directors. All members of the Audit Committee meet additional, heightened independence criteria applicable to audit committee members under SEC and NYSE rules and the independence standards adopted by the Board. The Board made its independence determinations by considering that no disqualifying relationships existed during the periods specified under the Guidelines and the NYSE rules. To determine that there were no material relationships, the Board applied categorical standards that it had adopted. All independent directors met these standards. Under these standards, a director is not independent if payments under transactions between us and a company of which the director is an executive officer or 10% or greater owner exceeded the greater of $1 million or 1% of the other company's gross revenues. Payments made to and payments made by us are considered separately, and this quantitative threshold is applied to transactions that occurred in the three most recent fiscal years of the other company. Also under these standards, a director is not independent if during our last three fiscal years the director:

- was an executive officer of a charity to which we made contributions, or
- was an executive officer or member of a law firm or investment banking firm providing services to us, or
- received any direct compensation from us other than as a director, or if during such period a member of the director's immediate family received compensation from us.

In making its independence determinations, the Board considered mortgage insurance premiums that we received on loans where American Security Mortgage Corp. (of which Mr. Abbott is the Chairman and a principal) was the original insured and our provision of contract underwriting services to American Security Mortgage Corp. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of business by us and American Security Mortgage Corp. The Board also considered payments we made to Moody's Analytics (of which Dr. Zandi is an executive officer) for subscription services for Moody's Economy.com and related publications, and payments to Moody's Investor Services for credit rating services. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of business by us, Moody's Analytics and Moody's Investor Services.

Board Leadership

Currently, Mr. Culver serves as Chairman of the Board and Chief Executive Officer. The Board believes that we and our shareholders are best served at this time by this leadership structure, in which a single leader serves as Chairman and CEO and the Board has a Lead Director. Combining the roles of Chairman and CEO makes clear that the person serving in these roles has primary responsibility for managing our business, under the oversight and review of the Board. Under this structure, the Chairman and CEO chairs Board meetings, where the Board discusses strategic and business issues. The Board believes that this approach makes sense because the CEO is the individual with primary responsibility for developing our strategy, directing the work of other officers and leading implementation of our strategic plans as reviewed by the Board. This structure results in a single leader being directly accountable to the Board and, through the Board, to shareholders, and enables the CEO to act as the key link between the Board and other members of management. In addition, the Board believes that having a combined Chairman and CEO is appropriate for us at this time because of Mr. Culver's familiarity with our business and history of outstanding leadership. Mr. Culver has been with us since 1985, and has served as Chief Executive Officer since 2000 and as Chairman of the Board since 2005.

Because the Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance, the Board has established the position of Lead Director. The Lead Director is an independent director selected by the independent directors. Mr. Jastrow has served as the Lead Director since the position was established in 2009. The Lead Director's responsibilities and authority include:

- presiding at all meetings of the Board at which the Chairman and CEO is not present;
- having the authority to call and leading executive sessions of the non-management directors between Board meetings (the Board meets in executive session after each Board meeting at which directors are present in person);
- serving as a conduit between the Chairman and CEO and the non-management directors to the extent requested by the non-management directors;
- serving as a conduit for the Board's informational needs, including proposing topics for Board meeting agendas; and
- being available, if requested by major shareholders, for consultation and communication.

The Board believes that a single leader serving as Chairman and CEO, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. The Board reviews the structure of the Board and the Board's leadership as part of the succession planning process. The Board reviews succession planning for the CEO annually. The Management Development, Nominating and Governance Committee is responsible for overseeing this process and periodically reports to the Board.

Communicating with the Board

Shareholders and other interested persons can communicate with the members of the Board, the non-management members of the Board as a group or the Lead Director, by sending a written communication to our Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will pass along any such communication, other than a solicitation for a product or service, to the Lead Director.

Board Attendance

The Board of Directors held nine meetings during 2010. Each director attended at least 75% of the meetings of the Board and committees of the Board on which he served during 2010. The Annual Meeting of Shareholders is scheduled in conjunction with a Board meeting and, as a result, directors are expected to attend the Annual Meeting. Nine of our eleven directors then in office attended our 2010 Annual Meeting of Shareholders.

Committees

The Board has five committees: Audit; Management Development, Nominating and Governance; Risk Management; Securities Investment; and Executive. Information regarding these committees is provided below. The charters of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary. The functions of the Executive Committee are established under our Bylaws and are described below.

Audit Committee

The members of the Audit Committee are Messrs. Lehman (Chairman), Abbott, Engelman, Kearney and McIntosh. The Board's determination that each of these directors meets all applicable independence requirements took into account the heightened independence criteria that apply to Audit Committee members under SEC and NYSE rules. The Board has determined that Mr. Lehman is an "audit committee financial expert" as defined in SEC rules. The Committee met 13 times during 2010.

Audit Committee Report

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2010. The Audit Committee discussed with PwC the matters required to be discussed by PCAOB AU 380 ("Communication with Audit Committees"). The Audit Committee also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding auditor-audit committee communications about independence and discussed with PwC their independence from MGIC Investment Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

Members of the Audit Committee:

Michael E. Lehman, Chairman
James A. Abbott
David S. Engelman
Daniel P. Kearney
William A. McIntosh

Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow (Chairman), Hagerty, Muma and Nicolaisen. The Committee met six times during 2010. The Committee is responsible for overseeing our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO's annual compensation and approving compensation for our other senior executives. The Committee prepares the Compensation Committee Report and reviews the Compensation Discussion and Analysis included in our proxy statements. The Committee also makes recommendations to the Board regarding the compensation of directors. Although the Committee may delegate its responsibilities to subcommittees, it has not done so.

The Committee receives briefings throughout the year on information that includes: detailed breakdowns of the total compensation of the named executive officers, including information showing total compensation for at least the previous five years; the amount that our named executive officers realized in at least the previous five years pursuant to sales of shares awarded under equity grants; the total amount of stock, stock options, restricted stock and RSUs held by each named executive officer (restricted stock and RSUs are collectively referred to in this proxy statement as "restricted equity"); and the other compensation information disclosed in this proxy statement under the SEC's rules. The Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

The Committee has retained Frederic W. Cook & Co., a nationally recognized executive compensation consulting firm, to advise it. The Committee retains this compensation consultant to, among other things, help it to evaluate and oversee our executive compensation program and to review the compensation of our directors. The scope of the compensation consultant's services during 2010 is described under "Compensation of Executive Officers — Compensation Discussion and Analysis — Other Matters" below. In providing its services to the Management Development, Nominating and Governance Committee, the compensation consultant regularly interacts with our senior management. The compensation consultant does not provide any other services to us and it did not do so in 2010.

The Committee also oversees the CEO succession planning process, and makes recommendations to the Board to fill open director and committee member positions. In addition, the Committee reviews our Corporate Governance Guidelines and oversees the Board's self-evaluation process. Finally, the Committee identifies new director candidates through recommendations from Committee members, other Board members and our executive officers, and will consider candidates who are recommended by shareholders.

Shareholders may recommend a director candidate for consideration by the Management Development, Nominating and Governance Committee by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to being recommended as a candidate. If the candidate is to be considered for nomination at the next annual shareholders meeting, the submission must be received by our corporate Secretary in writing no later than December 1 of the year preceding the meeting. Information on shareholder nominations is provided under "About the Meeting and Proxy Materials" in response to the question *"What are the deadlines for submission of shareholder proposals for the next Annual Meeting?"*

The Committee evaluates new director candidates under the criteria described under "Information About Our Directors" as well as other factors the Committee deems relevant, through background reviews, input from other members of the Board and our executive officers, and personal interviews with the candidates. The Committee will evaluate any director candidates recommended by shareholders using the same process and criteria that apply to candidates from other sources.

Risk Management Committee

The members of the Risk Management Committee are Messrs. Engelman (Chairman), Abbott, Koepfgen and Nicolaisen, and Dr. Zandi. The Committee met nine times in 2010. The Committee is responsible for overseeing management's operation of our mortgage insurance business, including reviewing and evaluating with management the insurance programs, rates, underwriting guidelines and changes in market conditions affecting our business. The Risk Management Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

Securities Investment Committee

The members of the Securities Investment Committee are Messrs. Kearney (Chairman), Koepfgen, McIntosh and Muma. The Committee met seven times in 2010. The Committee oversees management of our investment portfolio and the investment portfolios of our employee benefit plans for which the plan document does not assign responsibility to other persons. The Committee also makes recommendations to the Board regarding our capital management, including dividend policy, repurchase of shares and external funding. Finally, the Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

Executive Committee

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The members of the Committee are Messrs. Culver (Chairman), Jastrow and Muma. The Committee did not meet in 2010. The Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporation Law are reserved to the Board itself.

Board Oversight of Risk

Our senior management is charged with identifying and managing the risks facing our business and operations. The Board of Directors is responsible for oversight of how our senior management addresses these risks to the extent they are material. In this regard, the Board seeks to understand the material risks we face and to allocate, among the full Board and its committees, responsibilities for overseeing how management addresses the risks, including the risk management systems and processes that management uses for this purpose. Overseeing risk is an ongoing process. Accordingly, the Board periodically considers risk throughout the year and also with respect to specific proposed actions.

The Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board. The following four committees play significant roles in carrying out the risk oversight function.

- The Management Development, Nominating and Governance Committee: The Management Development, Nominating and Governance Committee evaluates the risks and rewards associated with our compensation philosophy and programs.

- The Risk Management Committee: The Risk Management Committee oversees risks related to our mortgage insurance business.

- The Securities Investment Committee: The Securities Investment Committee oversees risks related to our investment portfolio and capital management.

- The Audit Committee: The Audit Committee oversees our processes for assessing risks and the effectiveness of our system of internal controls. In performing this function, the Audit Committee considers information from our independent registered public accounting firm and internal auditors and discusses relevant issues with management, the Internal Audit Director and the independent registered public accounting firm. As noted above, risks are also reviewed by the Management Development, Nominating and Governance Committee, the Risk Management and the Securities Investment Committees.

We believe that our leadership structure, discussed in "Board Leadership" above, supports the risk oversight function of the Board. We have a combined Chairman of the Board and CEO who keeps the Board informed about the risks facing us. In addition, independent directors chair the various committees involved with risk oversight and there is open communication between senior management and directors.

Compensation of Directors

Under our Corporate Governance Guidelines, compensation of non-management directors is reviewed periodically by the Management Development, Nominating and Governance Committee. Mr. Culver is our CEO and receives no additional compensation for service as a director and he is not eligible to participate in any of the following programs or plans.

Annual and Meeting Fees: In 2010, our non-management directors were paid an annual retainer of $100,000, our Lead Director was paid an additional annual retainer of $25,000 and the Chairpersons of the Audit Committee and other Board committees received additional annual fees of $20,000 and $10,000, respectively. Non-Chairperson directors who were members of the Audit Committee in 2010 received an additional $5,000 annual fee. In addition, after the fifth Board or Committee meeting attended during 2010, our non-management directors also received $3,000 for each Board meeting attended, and $2,000 for all Committee meetings attended on any one day. Finally, subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and Committee meetings.

Deferred Compensation Plan and Annual Grant of Share Units: Our non-management directors can elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan will have his or her deferred compensation account credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year. In 2008 and prior years, our non-management directors could, as an alternative, elect to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to one share of our Common Stock and is ultimately distributed only in cash. If a director deferred fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock.

Under the Deferred Compensation Plan, we also provide an annual grant of cash-settled share units to each director. These share units vest on April 1 in the year after they are awarded. Share units that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the Deferred Compensation Plan. The Management Development, Nominating and Governance Committee may waive the forfeiture. Dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock. In January 2010, each of our non-management directors was granted share units valued at $100,000, which will vest on April 1, 2011. Those directors who were appointed to the Board during 2010 were granted a pro rata number of share units based on the portion of the vesting period that they will serve on the Board.

Former Deposit Share Program: In 2009, we eliminated the Deposit Share Program, which was previously offered to directors under our 2002 Stock Incentive Plan. Under the Deposit Share Program a non-management director was able to purchase shares of Common Stock from us at fair market value which were then held by us. The amount that could be used to purchase shares could not exceed the director's annual and meeting fees for the preceding year. We matched each of these shares with one and one-half shares of restricted stock or, at the director's option, RSUs. A director who deferred annual and meeting fees from the prior year into share units under the plan described above was able to reduce the amount needed to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred was treated as if shares had been purchased and one and one-half shares of restricted stock or RSUs were awarded for each such share.

Between 2005 and 2008, the restricted stock and RSUs awarded under the program vested one year after the award. Prior to 2005, vesting occurred on the third anniversary of the award unless a director chose a later date. Except for gifts to family members, the restricted stock could not be transferred prior to vesting; RSUs were not transferable. Awards that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the agreement relating to the awards. The Management Development, Nominating and Governance Committee may waive the forfeiture. All shares of restricted stock and RSUs vest on the director's death and will immediately become vested upon a change in control. RSUs that have vested are settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former RSU Award Program: We eliminated the RSU Award Program in 2009. Prior to its elimination, our non-management directors were each awarded RSUs representing 850 shares of Common Stock under the program annually. The RSUs vested on or about the first anniversary of the award date, or upon the earlier death of the director. RSUs that have vested will be settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former Restricted Stock Plan: Non-management directors elected to the Board before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under our 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director by reason of death, disability or retirement, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator. In 1997, the Board decided that no new awards of Common Stock would be made under the plan.

Equity Ownership Guidelines: The Management Development, Nominating and Governance Committee has adopted equity ownership guidelines for directors under which each member of the Board is expected to own 25,000 shares of our equity. Equity owned consists of shares owned outright by the director, restricted equity and share units that have vested or are scheduled to vest within one year. Directors are expected to achieve the ownership guideline within five years after joining the Board. All of our directors are in compliance with the guidelines because they either own 25,000 shares of our equity or they joined the Board of Directors within the last five years.

Other: We also pay premiums for directors and officers liability insurance under which the directors are insureds.

2010 DIRECTOR COMPENSATION

The following table shows the compensation paid to each of our non-management directors in 2010. Mr. Culver, our CEO, is also a director but receives no compensation for service as a director.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
James A. Abbott	137,000	100,000	-	237,000
Karl E. Case	58,000	100,000	13,780	171,780[3]
David S. Engelman	144,500	100,000	-	244,500
Thomas M. Hagerty	106,000	100,000	-	206,000
Kenneth M. Jastrow, II	149,000[4]	100,000	-	249,000
Daniel P. Kearney	145,000	100,000	-	245,000
Bruce L. Koepfgen	25,000	35,100	-	60,100
Michael E. Lehman	145,000	100,000	-	245,000
William A. McIntosh	135,000	100,000	-	235,000
Leslie M. Muma	111,000	100,000	-	211,000
Donald T. Nicolaisen	112,000	100,000	-	212,000
Mark M. Zandi	50,000	56,500	-	106,500

(1) Mr. Hagerty elected to defer all the fees shown in this column, and Mr. Nicolaisen elected to defer meeting fees of $12,000, into an interest-bearing account as described under "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units" above.

(2) The amounts shown in this column represent the grant date fair value of the annual share unit award granted to non-management directors in 2010 under our Deferred Compensation Plan, computed in accordance with FASB Accounting Standard Codification ("ASC") Topic 718. The value of each share unit is equal to the value of our common stock on the grant date. See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units" above for more information about these grants.

At December 31, 2010, the aggregate number of stock awards (including restricted stock, restricted stock units, and share units granted under our Deferred Compensation Plan) outstanding and owned by our non-management directors was as follows: Mr. Abbott — 21,693; Mr. Engelman — 20,202; Mr. Hagerty — 54,366; Mr. Jastrow — 76,840; Mr. Kearney — 88,121; Mr. Koepfgen — 3,528; Mr. Lehman — 19,583; Mr. McIntosh — 20,202; Mr. Muma — 52,008; Mr. Nicolaisen — 49,336; and Dr. Zandi — 6,865. At December 31, 2010, the aggregate number of shares owned directly or in trusts by our non-management directors was as follows: Mr. Abbott — 31,437; Mr. Engelman — 30,143; Mr. Hagerty — 8,181; Mr. Jastrow — 1,146; Mr. Kearney — 77,483; Mr. Lehman — 7,439; Mr. McIntosh — 51,523; Mr. Muma — 42,991; and Mr. Nicolaisen — 182. At December 31, 2010, the total stock awards outstanding and direct / trust ownership of stock held by each of our directors was as follows: Mr. Abbott — 53,130; Mr. Engelman — 50,345; Mr. Hagerty — 62,547; Mr. Jastrow — 77,986; Mr. Kearney — 165,604; Mr. Koepfgen — 3,528; Mr. Lehman — 27,022; Mr. McIntosh — 71,725; Mr. Muma — 94,999; Mr. Nicolaisen — 49,518; and Dr. Zandi — 6,865.

(3) The "Total" includes amounts associated with a share unit award forfeited upon Dr. Case's June 30, 2010 resignation from the Board. Based on the closing price of the Common Stock on the New York Stock Exchange on June 30, 2010, which was $6.89, the value of the stock award on the date of the forfeiture was $104,394. "All Other Compensation" consists of the waiver of a resignation-related forfeiture of 2,000 shares of restricted stock that were awarded in 1993.

On July 22, 2010, after he left the Board, Dr. Case was retained by us to provide consulting services to the Risk Management Committee and our senior management during a one year transition period. The last of four quarterly payments of $32,500 is payable July 31, 2011. These payments are not reflected in the table above.

(4) Includes $25,000 retainer paid for services as Lead Director.

Item 4 – ***Approval of an amendment to our Articles of Incorporation to eliminate the classified board provisions and provide for the annual election of all directors***

Our Articles of Incorporation provide that the classification of directors is as provided in our Bylaws. Our Bylaws provide that our Board of Directors is divided into three substantially equal classes, with one class to be elected at each Annual Meeting of Shareholders, thereby making the term of each class of directors three years.

As a result of our Board's ongoing consideration of governance practices, our Board recommends a vote to approve an amendment to our Articles of Incorporation to eliminate the classified Board of Directors provisions and to provide for the annual election by our shareholders of all directors. The Board believes that while a classified Board structure helps to assure a longer-term focus, declassification is consistent with the trend at larger companies towards annual election of all directors.

This proposal will not change the remaining terms of our incumbent directors, the current number of directors, or the Board's authority to change the number of directors and to fill any vacancy in the Board, including a vacancy created by an increase in the number of directors. If the proposed amendments are approved at the 2011 Annual Meeting, beginning with the 2012 Annual Meeting, all directors standing for election by shareholders will be elected for one-year terms. If the proposed amendments are approved, our Board of Directors will become fully declassified at the 2013 Annual Meeting of Shareholders, when the remaining term of all directors will be one year. Until a director is elected by shareholders for a one-year term, the classification provisions of the Bylaws will continue in effect for that director.

Implementation of declassification requires an amendment to our Articles of Incorporation and Bylaws. The text of the affected sections of our Articles of Incorporation, marked to show the proposed deletions and insertions, is attached as Appendix A to this proxy statement. If approved, the amendment to the Articles of Incorporation will become effective upon its filing with the Wisconsin Department of Financial Institutions. Prior to the 2012 Annual Meeting of Shareholders, assuming the amendment to the Articles of Incorporation is approved by shareholders, the Board will amend the Bylaws to eliminate the classified board provisions.

Shareholder Vote Required

Approval of the amendment to our Articles of Incorporation requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TO ELIMINATE THE CLASSIFIED BOARD OF DIRECTORS PROVISIONS AND TO PROVIDE FOR THE ANNUAL ELECTION OF ALL DIRECTORS. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE AMENDMENT TO THE ARTICLES OF INCORPORATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Item 5 – ***Advisory Vote on Executive Compensation***

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed under the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material contained in this proxy statement.

Among the fundamental tenets of the compensation program for our named executive officers are that there should be a strong link between value realized by shareholders and the compensation of these executives and that a substantial portion of their compensation should involve equity risk. We believe the compensation of our named executive officers in 2010 reflected these (and other) objectives of our executive compensation program. In particular, and as explained in the Compensation Discussion and Analysis appearing elsewhere in this proxy statement,

- After two years for which, consistent with the recommendation of our CEO, we paid no bonuses to our named executive officers for 2010, we paid bonuses averaging about half of the maximum provided under our plan. The factors supporting bonus payments for 2010 included total return to shareholders (our total return was 76% for 2010), the quality of the business we wrote in 2010 (as measured by our incurred loss ratio), the efficiency of our operations (as measured by our expense ratio), and our success in raising capital.

- A substantial portion (45% in 2010) of total compensation of the named executive officers was paid in restricted equity. None of our named executive officers has realized any cash value from sales of equity in the Company (including equity received upon the vesting of restricted stock awards) since early 2006.

In addition,

- Our perks are minimal,

- We have no employment agreements (except those that are effective upon a change of control) or other guaranteed compensation, and

- Our retirement benefits are based only on salary and bonus.

While this vote is advisory and is not binding, the Board and the Management Development, Nominating and Governance Committee will review and consider the voting results when making future decisions regarding compensation of named executive officers.

Shareholder Vote Required

Approval of the compensation of our named executive officers requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE APPROVAL OF THE EXECUTIVE COMPENSATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Item 6 – *Advisory Vote on the frequency of holding future advisory votes on Executive Compensation*

We are asking shareholders to vote, on an advisory basis, whether they would like to cast an advisory vote on the compensation of our named executive officers every one, two or three years. Shareholders may indicate one of four choices for this proposal on the proxy card or voting instruction form: one year, two years, three years or abstain.

The Board believes that annual shareholder advisory votes on the compensation of our executive officers are appropriate. The Board's belief was informed by its view that in matters of executive compensation it was preferable to have more frequent shareholder feedback even though that schedule could result in undue emphasis being placed on compensation for only a single year.

While this vote is advisory and is not binding, the Board and the Management Development, Nominating and Governance Committee will review and consider the voting results when making future determinations of the frequency of advisory votes on executive compensation. Notwithstanding the Board's current recommendation or the voting results, the Board may in the future decide to conduct advisory votes more or less frequently than has been recommended by the shareholders.

Shareholder Vote Required

The frequency of the advisory vote on executive compensation receiving the greatest number of votes cast in favor of such frequency, whether every year, every two years or every three years, will be the frequency of the advisory vote on executive compensation that stockholders are deemed to have approved. Abstentions and broker non-votes do not constitute a vote for any particular frequency.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR HOLDING THE ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ANNUALLY. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR ANNUAL ADVISORY VOTES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Compensation of Executive Officers

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis, or "CD&A," provides information about our compensation objectives and policies for our chief executive officer, our chief financial officer and our three other most highly compensated executive officers that will place in perspective the information contained in the compensation and related tables that follow this discussion. The Management Development, Nominating and Governance Committee oversees our executive compensation program. In this CD&A, we refer to this committee as the "Committee." Also, our chief executive officer, chief financial officer and the three other most highly compensated executive officers are collectively referred to as our "named executive officers." The terms "we" and "our" refer to the Company. Except for year-end values, when we refer to our stock value, we use the New York Stock Exchange closing price on the trading day before the specified date.

Executive Summary

We have included an executive summary of our CD&A under Item 5, Advisory Vote on Executive Compensation.

Objectives of our Executive Compensation Program

Over the years, our executive compensation program has been based on the following objectives.

- We want a strong link between compensation and Company performance, executive performance and value realized by our shareholders.
- We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity.
- We want total compensation to reflect market practices in the sense that our total compensation opportunity is at the market median.

- We limit perquisites (perks).

- We pay retirement benefits using a formula based only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value.

How did the compensation we paid to our named executive officers for 2010 reflect these objectives?

- **"We want a strong link between compensation and Company performance, executive performance and value realized by our shareholders."**

Bonuses. After paying no bonuses to our named executive officers for 2008 or 2009, we paid bonuses for 2010 that were about 52% of the maximum amounts for the named executive officer group as a whole and 50% for the CEO individually. The Committee's decision to pay bonuses was informed by various considerations, although the Committee did not specifically weigh the importance of each particular one. The principal factors the Committee considered involved total return to shareholders during the 12 months ended November 30, 2010 compared to the return to shareholders of our compensation comparison group; our operating performance; our success in raising over $1.1 billion in capital in 2010; the Committee's informal assessment of the individual performance of the named executive officers; and advice from the Committee's compensation consultant that payment of bonuses for 2010 would be reasonable.

With regard to total return, the Committee considered that total return to shareholders during the 12 months ended November 30, 2010 as computed by the compensation consultant was the second highest of the total return of our compensation comparison group during this period and that each company in the comparison group paid bonuses for 2009 while we did not. The Committee also observed that five of the nine companies in the comparison group were not profitable in 2009. (The comparative compensation data is taken from proxy statement filings, and 2009 is the latest available compensation data. The 12-month period used to determine total return was the latest available annual period when the consultant presented his report to the Committee in mid-December 2010.) With respect to the operating performance of the Company, the Committee considered, among other items, the quality of the business we wrote during 2010 (as measured by the incurred loss ratio) and our expense management (as measured by the expense ratio).

See "Components of our Executive Compensation Program – Annual Bonus" and "Benchmarking" for additional information about the matters discussed above.

Longer-Term Equity Grants. We sought to strengthen the link between Company performance and compensation in 2010 by increasing the portion of restricted equity grants that vest based on achievement of performance goals related to our loss ratio, expense ratio and market share from 57% to 75% (excluding the one-time grant to Mr. Lane discussed below). See "Components of our Executive Compensation Program – Longer-Term Restricted Equity" for additional information about our grants of restricted equity.

- **"We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity."**

On average, the restricted equity awarded to the named executive officers in January 2010 had a value at the time of the award (assuming all of such equity would vest) of approximately 45% of the executives' total compensation for 2010.

- **"We want total compensation to reflect market practices in the sense that our total compensation opportunity is at the market median."**

The total compensation opportunities of our named executive officers range from base salary with no other components of total compensation being paid, to base salary plus maximum bonus and maximum longer-term incentives being paid. Through benchmarking, we want to be at about the middle of our comparison group so that when, as a company, we perform well our named executive officers are compensated at about the middle or slightly above what the comparison group would be paid for similar performance and when we perform poorly our officers will also be paid at about the middle or slightly below what this group would be paid for similar performance. In a report presented to the Committee in mid-December 2010, the Committee's compensation consultant advised that the compensation structure for the named executive officers was competitive. A discussion of the report and benchmarking we have done is contained under "Benchmarking" in this CD&A.

- **"We limit perquisites (perks)."**

Our perks remained minimal in 2010 and are discussed under "Components of our Executive Compensation Program – Perquisites" below.

- **"We pay retirement benefits using a formula based only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value."**

Our retirement benefits met this objective in 2010 and are discussed under "Pension Plan" below.

Impact of Stock Price on Value of Stock Options and Restricted Equity

Excluding shares surrendered to the Company to cover income tax withholding, none of our named executive officers has sold any of our equity since April 2006.

During the past several years, our named executive officers' compensation has been materially affected by the changes in the value of our common stock. For example, the following table shows the value of the restricted equity that vested in 2006 through 2010 and options that were exercised in 2006 (the last year in which options were exercised):

	Value Realized From Option Exercises and Vesting of Restricted Equity[1]				
	2006	**2007**	**2008**	**2009**	**2010**
Curt Culver...........	$ 7,881,297	$ 3,149,946	$ 399,721	$ 94,725	$ 1,387,948
J. Michael Lauer......	$ 1,097,740	$ 1,108,333	$ 149,660	$ 33,126	$ 472,908
Patrick Sinks	$ 1,399,405	$ 1,443,972	$ 167,155	$ 50,485	$ 845,759
Lawrence Pierzchalski	$ 1,734,931	$ 1,117,923	$ 146,712	$ 33,596	$ 472,009
Jeffrey Lane	$ 961,373	$ 1,038,521	$ 127,806	$ 30,956	$ 466,633

(1) For option exercises, value realized is the market value at the close of business on the date immediately preceding the date of exercise less the exercise price. For vesting of restricted equity, value realized is the market value at the close of business on the date immediately preceding the vesting date.

Similarly, the following table shows the value of the restricted equity and stock options that the named executive officers held at December 31, 2006 - 2010:

	Value as of December 31[1]				
	2006	2007	2008	2009	2010
Curt Culver...........	$ 16,472,986	$ 4,113,034	$ 1,070,406	$ 2,787,272	$ 4,839,190
J. Michael Lauer......	$ 5,651,708	$ 1,437,920	$ 365,832	$ 944,880	$ 1,633,233
Patrick Sinks	$ 5,604,848	$ 2,201,774	$ 633,444	$ 1,721,729	$ 3,024,494
Lawrence Pierzchalski	$ 5,671,095	$ 1,435,991	$ 366,162	$ 944,042	$ 1,633,233
Jeffrey Lane..........	$ 4,196,379	$ 1,360,424	$ 358,457	$ 939,030	$ 2,652,233

(1) Includes all restricted equity and options held by each officer on the applicable date, other than restricted equity forfeited in January or February of the following year. Restricted equity forfeited in January or February of the following year is excluded because it effectively had no value as of the prior December 31. Stock options are valued at the excess of the closing market value of our common stock on the applicable date minus the exercise price. Beginning on December 31, 2007, stock options are valued at zero because the exercise price significantly exceeded the stock value.

Benchmarking

To provide a framework for evaluating compensation levels for our named executive officers against market practices, the Committee has periodically asked its compensation consultant to prepare reports analyzing available compensation data. This data is typically gathered from SEC filings for a comparison group of publicly traded companies. The most recent report is discussed below. (For a number of years the independent compensation consultant to the Committee has been Frederic W. Cook & Co., which we refer to as FWC.) In addition, each year we review various published compensation surveys and provide the Committee with information regarding trends in expected executive compensation changes for the coming year. The compensation surveys that we reviewed and summarized in the aggregate for the Committee in connection with establishing compensation for 2010 were published by: Compensation Resources, Hewitt Associates, Mercer, Stanton Group (a division of Gallagher Benefits Services), Towers Perrin, Watson Wyatt and WorldatWork.

In December 2010, FWC provided the Committee with a report on the primary components of our executive compensation program (base salary, annual bonus and longer-term incentives) that was based on 2009 compensation information from proxy statement filings and is the latest available data for the comparison group. The December 2010 report analyzed our compensation program against a comparison group of surety and title insurance companies, which were:

Ambac Financial Group	First American Financial	Old Republic Intl Corp.
Assured Guaranty	Genworth Financial Inc.	PMI Group Inc.
Fidelity National Financial	MBIA Inc.	Radian Group Inc.

The comparison companies were jointly selected by FWC and management, and approved by the Committee. The companies in our overall comparison group include all of our direct competitors that are public and whose mortgage insurance operations are a significant part of their overall business, financial guaranty insurers and other financial services companies focused on the residential real estate industry that are believed to be potential competitors for executive talent. Our market capitalization as of November 30, 2010 was approximately 86% of the median market capitalization of the comparison group.

The December 2010 report was based on 2009 data (including for the Company) because that data was the latest available for the comparison group. The report concluded base salaries were close to market norms, with the named executive officers as a group at the median, with individual officers ranging from 8% above the median (the CEO) to 14% below the median (the COO). As discussed under "Components of our Executive Compensation Program – Base Salary," FWC noted, however, that given the adjustment to one named executive's base salary in 2010, he was well above the median. Bonus opportunities remained consistent with market practice, although FWC noted that the absence of bonuses at the Company for 2009 was the primary reason for a competitive pay gap versus the comparison companies based on compensation that was paid. Long-term incentives, valued at the market price for the Company at the time of the report directionally mirrored market levels. Actual long-term incentives were significantly below those levels using the 2009 grant date value.

Components of our Executive Compensation Program

Longer-Term Restricted Equity

Our executive compensation program is designed to make grants of restricted equity the largest portion of total compensation of our named executive officers. We emphasize this component of our executive compensation program because it aligns executives' interests with those of shareholders by linking compensation to stock price. In 2010, grants of restricted equity represented, on average, approximately 45% of the total base salary, annual bonus and longer-term incentives ("total compensation").

As discussed below, we changed the performance goals for longer-term restricted equity beginning in 2008. The new goals were included in a list of goals for restricted equity awards approved by shareholders at our 2008 Annual Meeting.

Performance Based Restricted Equity. Beginning with restricted equity awarded in 2008, the corporate performance goals used to determine annual vesting (assuming continued service) of performance based restricted equity are:

- MGIC's Loss Ratio (incurred losses divided by earned premiums) for MGIC's primary new insurance written for that year;
- our Expense Ratio (expenses of insurance operations divided by net premiums written for that year); and
- MGIC's Market Share of flow new insurance written for that year.

The Committee adopted these performance goals, which apply to each year in the three-year performance period, because it believes that they are the building blocks of our results of operations. That is, the Loss Ratio measures the quality of the business we write, the Expense Ratio measures how efficiently we use our resources and Market Share measures not only our success at generating revenues but also the extent to which we are successful in leading our industry.

The three performance goals are equally weighted for vesting purposes. The actual performance level corresponding to each performance goal determines Threshold, Target and Maximum vesting as indicated in the table below for the 2010 Grants of Plan-Based Awards.

Performance Goal	Threshold	Target	Maximum
Loss Ratio	65%	40%	30%
Expense Ratio	27%	22%	17%
Market Share	17%	20%	23%

Vesting for awards granted in 2010 is determined in February 2011 and the next two anniversaries based on performance during the prior year. For each performance goal, the amount that vests each year is, subject to the annual maximum described in the next paragraph, as follows:

- if the Company's performance does not meet or equal the Threshold performance level, then no equity will vest with respect to that performance goal;
- if the Company's performance meets the Target performance level, then one-ninth of the total grant will vest with respect to that performance goal;
- if the Company's performance equals or exceeds the Maximum performance level, then one-sixth of the total grant will vest with respect to that performance goal; and
- if the Company's performance is between the Maximum and the Target performance levels or between the Target and the Threshold performance levels, then the number of shares that will vest with respect to that performance goal will be interpolated on a linear basis between the applicable vesting levels.

For awards granted in 2008 through 2010, achievement of the Target performance level in each year results in 100% vesting of the award at the end of the third year, with the portion of the award granted that may vest in each year ranging from zero (if performance in a year does not meet the Threshold performance level for any of the performance goals) to 50% of the number of shares awarded (if performance meets the Maximum performance level for each performance goal). However, the total amount of these awards that vest cannot exceed 100%. Any portion of the award that remains unvested after three years is forfeited. The vesting schedule for awards that were granted in January 2011 is similar to the schedule for these awards. However, for 2011 awards, the total amount of the award that ultimately vests can be up to 150%. This increase was made to address the conclusion of the benchmarking study discussed above that the Company's use of long-term incentive grants was well below the market median.

With respect to all of these awards, dividends are not paid currently, but when shares vest, a payment is made equal to the dividends that would have been paid had those vested shares been entitled to receive current dividends. In October 2008, we suspended the payment of dividends on our common stock.

For 2010, the Loss Ratio for MGIC's primary new insurance written for that year was 1.2% (which exceeded the Maximum performance level), the Expense Ratio was 16.3% (which exceeded the Maximum performance level) and Market Share was 22.2% (which was between the Target and Maximum performance levels). As a result, in February 2011, 48.5% of the performance based restricted equity awards granted in 2010 vested, 43.9% of the performance based restricted equity awards granted in 2009 vested and the remaining 18.7% of the performance based restricted equity awards granted in 2008 vested.

Longer-term restricted equity awards granted before 2008 vest in installments over a five-year period based on the Company's earnings per share ("EPS"). Vesting for these awards is determined in January based on EPS for the prior year. Because our EPS was negative in 2007 through 2010, no EPS-vested awards that were granted in 2004 (when we first made restricted stock awards) through 2007 vested during the last four years (or in 2011). The performance period for awards made in 2004 – 2006 is over. These awards can no longer vest and the unvested portions of these awards have been forfeited. The only EPS-vested awards remaining outstanding are the awards made in 2007 for which the last performance period is 2011. No installment of these 2007 awards has vested. Any vesting that may occur in 2011 would be equal to EPS for 2011, divided by $36.11.

From 2006 through 2009, 57% of the restricted equity granted to our named executive officers was granted in the form of performance based restricted equity (described above) and 43% was granted in the form of other restricted equity (described under "Other Restricted Equity" below). In January 2010, we increased the performance based restricted equity portion of the restricted equity granted to these officers to 75% (excluding the one-time grant to Mr. Lane discussed below). We made this change to further align the interests of our named executive officers with our shareholders by increasing the portion of restricted equity grants that are subject to the performance goals applicable to performance based restricted equity, which are more difficult to meet than the performance goal applicable to other restricted equity.

Other Restricted Equity. Since 2006, our longer-term restricted equity program for the named executive officers also has consisted of other restricted equity that, if an annual performance goal is satisfied, except as discussed in "General" below, vests through continued service during the performance period. Beginning with restricted equity awards granted in 2008, vesting of these awards is contingent on the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year being less than 100% (the "combined ratio performance goal"). The Committee adopted performance goals for these awards to further align the interests of our named executive officers with shareholders and to make the awards qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code. See "Tax Deductibility Limit" in this CD&A. One-third of the other restricted stock is scheduled to vest in each of the three years after it was granted. However, if any of the other restricted equity that is scheduled to vest in any year does not vest because we fail to meet the applicable performance goal, this equity will vest in the next year that we meet this goal, except that any of this restricted equity that has not vested after five years will be forfeited. Any dividends paid on our common stock will be paid on this restricted equity at the same time.

For 2010, the Expense Ratio was 16.3% and the Loss Ratio for MGIC's primary new insurance written for that year was 1.2%. Therefore, we met our combined ratio performance goal because the combined ratio was 17.5%, which is less than 100%. As a result, the portions of the restricted equity that were granted in 2008 through 2010 subject to the combined ratio performance goal and that were scheduled to vest in February 2011 did vest.

Vesting of restricted equity awards granted in 2006 and 2007 is contingent on our meeting a Return on Equity ("ROE") goal of 1%. The 2006 and 2007 awards of other restricted equity had a five-year performance period beginning with the year of grant and vested in 20% increments if the ROE goal for the year was met. If we did not meet this goal for any year, the restricted equity was forfeited. We did not meet this goal for the years 2007 through 2010. As a result, 20% of the 2006 award vested in 2007 on account of 2006 earnings and the remaining 80% of this award has been forfeited. No part of the 2007 grant has yet vested and any future vesting of the 2007 award will depend on earnings in 2011. Only 20% of the 2007 grant can vest; 80% has been forfeited.

General. The total number of performance-based and other restricted equity awards granted to the named executive officers was the same in 2010 as 2009, with the exception of a one-time grant to Mr. Lane, as discussed below. As discussed above, the percentage of equity awards granted in the form of performance-based awards increased in 2010 from 57% to 75% (excluding the one-time grant to Mr. Lane).

In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the entire award vests). In general, if employment termination occurs after age 62 for a recipient who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the recipient enters into a non-competition agreement with us.

One-Time Award to Mr. Lane. In March 2010, Mr. Lane, our Executive Vice President and General Counsel, was granted a one-time award of 100,000 restricted stock units. Fifty percent of the restricted stock units vested on March 1, 2011, and 25% will vest on each of September 1, 2011 and March 1, 2012, in both cases subject only to Mr. Lane's continued employment through the vesting date, but will also vest in the event of non-cause and good reason employment terminations. The Board, on the recommendation of the Committee, and our CEO, approved this one-time award and increased Mr. Lane's salary (which is described below) in recognition of Mr. Lane's significant contributions and continuing leadership role at MGIC.

Annual Bonus

Consistent with our belief that there should be a strong link between compensation and performance, annual bonuses historically have been the most significant portion of compensation after awards of longer-term restricted equity. This is because all of our named executive officers have maximum bonus potentials that substantially exceed their base salaries (three times base salary in the case of the CEO and two and one-quarter times base salary in the case of the other named executive officers). In determining total compensation, we have weighted bonus potentials more heavily than base salaries because bonuses are more directly linked to company and individual performance.

Our shareholders have approved a list of performance goals for an annual bonus plan for our named executive officers that condition the payment of bonuses on meeting one or more of the listed goals as selected by the Committee each year. Compensation paid under a bonus plan of this type (which we refer to as a "162(m) bonus plan") is not subject to the income tax deduction limit, as discussed in more detail under "Tax Deductibility Limit" in this CD&A. The performance goal for our 162(m) bonus plan adopted by the Committee for 2010 was the same as the combined ratio performance goal for the restricted equity awards described above, which required the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year to be less than 100%. If this goal were met, then the Committee would have discretion to make a subjective determination of bonuses based on an assessment of shareholder value, return on investment, primary business drivers (loss ratio, expense ratio and market share), loss mitigation, management organization, capital position and the profitability of our mix of new business. No specific targets were established for any of these bonus criteria in 2010.

The sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for 2010 was 17.5% and, as a result, the combined ratio performance goal was met. After paying no bonuses to our named executive officers for 2008 or 2009, we paid bonuses for 2010 that were about 52% of the maximum amounts for the named executive officer group as a whole and 50% for the CEO individually. As described under "Base Salary," these percentages have been computed as if Mr. Lane's base salary, which determines his maximum bonus opportunity, had been increased by only the same percentage as the increase for the other named executive officers. The Committee's decision to pay bonuses was informed by various considerations, although the Committee did not specifically weigh the importance of each particular one. The principal factors the Committee considered involved total return to shareholders during the 12 months ended November 30, 2010 compared to the return to shareholders of our compensation comparison group; our operating performance; our success in raising over $1.1 billion in capital in 2010; the Committee's informal assessment of the individual performance of the named executive officers; and advice from the Committee's compensation consultant that payment of bonuses for 2010 would be reasonable. With respect to the operating performance of the Company, the Committee considered, among other items, the quality of the business we wrote during 2010 (as measured by the incurred loss ratio) and our expense management (as measured by the expense ratio).

Base Salary

Base salaries provide named executive officers with a fixed, minimum level of cash compensation. Our philosophy is to target base salary range midpoints for our executive officers near the median levels compared to their counterparts at a comparison group of companies. In addition to reviewing this market factor, in considering any change to Mr. Culver's compensation, including his salary, the Committee takes into account its subjective evaluation of Mr. Culver's performance, as well as the evaluation by each director who is not on the Committee. All of these evaluations are communicated to the Committee Chairman through a CEO evaluation survey completed by each director. The subjects covered by the evaluation include financial results, leadership, strategic planning, succession planning, external relationships and communications and relations with the Board. Base salary changes for our other named executive officers are recommended to the Committee by Mr. Culver. Historically, these recommendations have been the product of his subjective evaluation of each executive officer's performance, including his perception of their contributions to the Company. Based on Mr. Culver's recommendations, but subject to any independent judgment by the Committee regarding the officer (both the Committee and the Board have regular contact not only with the CEO, but also with each of the other named executive officers) the Committee approves changes in salaries for these officers.

Following two years without an increase in salary, Mr. Culver received a 2.9% salary increase for 2011. After having their salaries frozen in 2009, three of the four other named executive officers received 3% merit salary increases for 2010 and two of the four other named executive officers received 3% merit salary increases for 2011. The benchmarking study discussed above indicated that Mr. Sinks' salary was significantly below the market median and, as a result, he received a 9.6% salary increase in 2011. In March 2010, Mr. Lane's 2010 salary was increased from $400,000 to $700,000, effective as of March 1, 2010, for the reasons described in "– Longer Term Restricted Equity – Other Restricted Equity" above, and he received a 1.9% increase for 2011. Neither we nor Mr. Lane expected his new base salary would be used to set his maximum bonus opportunity nor did either of us expect any future salary increases that were determined by reference to a percentage of base salary would use his new base salary. The dollar amount of Mr. Lane's base salary increase in 2011 approximated the dollar increase of our named executive officers other than the CEO and COO.

Pension Plan

Our executive compensation program includes a qualified pension plan and a supplemental executive retirement plan. We believe retirement plans of this type are an important element of a competitive compensation program. These plans compute retirement benefits based only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value. We also offer a broad-based 401(k) plan to which we make contributions in cash.

Perquisites

As with prior years, the perks we provided for 2010 to our named executive officers were a small part of the officer's total compensation (ranging from about $1,200 to about $4,300, excluding the payment of Mr. Lane's legal fees incurred for advice regarding his one-time equity award and base salary increase discussed above). These perks included club dues and expenses, the cost of an annual or bi-annual medical examination, a covered parking space at our headquarters and expenses of family members who accompany executives to business-related events at which family members are not expected to attend. Mr. Lane's perks also included the legal fees discussed above. We believe our perks are modest, competitive and consistent with our desire to avoid an entitlement mentality.

Tax Deductibility Limit

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the Summary Compensation Table (other than the CFO) for that year is not deductible. We believe that all of our compensation for 2010 was tax-deductible. With respect to Mr. Lane's restricted stock unit award granted in March 2010, we anticipate that a portion of the grant will not be tax-deductible under Section 162(m).

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change-in-control provisions of Section 280G of the Internal Revenue Code. We also consider how various elements of compensation will impact our financial results. For example, we consider the impact of FASB Accounting Standard Codification 718, which generally requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

Stock Ownership by Officers

Beginning with awards of restricted equity made in January 2007, a portion of restricted equity awarded to our officers who are required to report to the SEC their transactions in our securities (this group consists of our executive officers, including the named executive officers, our chief accounting officer, chief investment officer and chief information officer) must not be sold for one year after vesting. Shares received upon exercise of our last grant of stock options (in January 2004) also must not be sold for one year after exercise. The number of shares that must not be sold is the lower of 25% of the shares that vested (or in the case of options, 25% of the shares for which the options were exercised) and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. The holding period may end before one year if the officer is no longer required to report transactions to the SEC. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

We also have stock ownership guidelines for executive officers. For our CEO, the stock ownership guideline is 100,000 shares and for the other named executive officers, the guideline is 50,000 shares. Stock owned consists of shares owned outright by the executive (including shares in the executive's account in our 401(k) plan), unvested restricted stock and RSUs scheduled to vest within one year (assuming ratable vesting over the performance period of longer-term restricted equity) and the number of shares underlying vested stock options whose market price exceeds their exercise price. Each of our named executive officers meets these stock ownership guidelines. Our stock ownership guidelines, previously based on the value of the stock held, were changed in 2010 reflecting the decrease in our share price.

Change in Control Provisions

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA") and some have supplemental agreements, both as described in the section titled "Potential Payments Upon Termination or Change-in-Control – Change in Control Agreements" below. No executive officer has an employment or severance agreement, other than these agreements. Our KEESAs provide for the payment of a termination payment in one or two lump sums only after both a change in control and a specified employment termination (a "double trigger" agreement). We adopted this approach, rather than providing for such payment only after a change in control (a "single trigger" agreement) or a change in control and a voluntary employment termination by the executive (a "modified single trigger" agreement), because we believe that double trigger agreements provide executives with adequate employment protection and reduce the potential costs associated with these agreements to an acquirer.

The KEESAs and our equity award agreements provide that all restricted equity and unvested stock options become fully vested at the date of a change in control. Once vested, a holder of an award is entitled to retain it even if he voluntarily leaves employment (although a vested stock option may expire because of employment termination as soon as 30 days after employment ends). In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

The period for which our KEESAs provide employment protection ends on the earlier of the third anniversary of the date of a change in control or the date on which the executive attained his or her normal retirement date. In 2010, we created a supplemental benefit plan that provides benefits to compensate for the benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least seven years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments. As a result, unlike our KEESAs, this plan does not include an Internal Revenue Code Sections 280G and 4999 excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

Other Matters

Our 2002 Stock Incentive Plan, which governs equity awards, prohibits the re-pricing of stock options, either by amending existing options to lower the exercise price or by granting new options having a lower exercise price in exchange for outstanding options having a higher exercise price, unless such re-pricing is approved by shareholders.

Under the Committee's "clawback" policy the Company will seek to recover, to the extent the Committee deems appropriate, from any executive officer and the chief accounting officer, certain incentive compensation if a subsequent financial restatement shows that such compensation should not have been paid. The clawback policy applies to restricted equity that vests upon the achievement of a Company performance target. As an alternative to seeking recovery, the Committee may require the forfeiture of future compensation. Beginning in January 2007, our restricted stock agreements require, to the extent the Committee deems appropriate, our executive officers to repay the difference between the amount of after-tax income that was originally recognized from restricted equity that vested based on achievement of a performance goal and the amount that would have been recognized had the restatement been in effect, plus the value of any tax deduction on account of the repayment.

When designing our compensation objectives and policies for our named executive officers, the Committee considers the incentives that such objectives and policies create, including incentives to cause the Company to undertake appropriate risks. Among other things, the Committee considers aspects of our compensation policies that mitigate incentives to take inappropriate risks, such as the holding requirements described under "Stock Ownership by Officers" above and the clawback policy described in the preceding paragraph.

Aside from its role as the Committee's independent consultant, FWC provides no other services to the Company. In 2010, FWC provided the Committee with advice about proxy disclosures, including with respect to this CD&A, incentive plan designs, director pay, benchmarking study results, as discussed above, and whether the payment of bonuses for 2010 would be reasonable. Fees paid to FWC in 2010 were approximately $137,000.

The Committee has not adjusted executive officers' future compensation based upon amounts realized pursuant to previous equity awards.

The Committee's practice for many years has been to make equity awards and approve new salaries and bonuses, if any, at its meeting in late January, which normally follows our announcement of earnings for the prior year. The Committee also may approve changes in compensation at other times throughout the year. In Mr. Lane's case, the Board approved increases in his compensation on the recommendation of the Committee and the CEO in recognition of Mr. Lane's significant contributions and continuing leadership role at MGIC.

While the Committee is ultimately responsible for making all compensation decisions affecting our named executive officers, our CEO participates in the underlying process because of his close day-to-day association with the other named executive officers and his knowledge of our operations. Among other things, our CEO makes recommendations regarding all of the components of compensation described above for all of the named executive officers, other than himself. Although the Committee values the input of our CEO, he does not participate in the portion of the Committee meeting regarding the review of his own performance or the determination of the actual amounts of his compensation. Our Vice President-Human Resources and our General Counsel also participate in the Committee's compensation process. Specifically, our Vice President-Human Resources is responsible for coordinating the work assigned to FWC by the Committee. Our Vice President-Human Resources is expected to maintain knowledge of executive compensation trends, practices, rules and regulations and works with our General Counsel on related legal and tax compliance matters.

Compensation Committee Report

Among its other duties, the Management Development, Nominating and Governance Committee assists the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior officers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's proxy statement for its 2011 Annual Meeting of Shareholders and its Annual Report on Form 10-K for the year ending December 31, 2010.

Members of the Management Development, Nominating and Governance Committee:

Kenneth M. Jastrow, II, Chairman
Thomas M. Hagerty
Leslie M. Muma
Donald T. Nicolaisen

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned by or paid to our named executive officers in 2008 through 2010. Following the table is a summary of selected components of our executive compensation program. Other tables that follow provide more detail about the specific types of compensation.

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings $[2]	All Other Compensation $[3]	Total Compensation $
Curt Culver.................	2010	865,000[4]	1,300,000	1,663,200	545,645	6,500	4,380,345
Chairman and Chief	2009	898,269	-	754,416	620,074	6,500	2,279,259
Executive Officer	2008	855,577	-	2,528,064	349,073	6,200	3,738,914
J. Michael Lauer.............	2010	453,231[4]	550,000	561,330	83,577	6,500	1,654,638
Executive Vice President	2009	460,039	-	254,615	133,029	6,500	854,183
and Chief Financial Officer	2008	438,423	-	853,222	38,094	6,200	1,335,939
Patrick Sinks................	2010	516,692[4]	585,200	1,039,500	213,577	6,500	2,361,469
President and Chief	2009	524,423	-	471,510	238,433	6,500	1,240,866
Operating Officer	2008	499,615	-	1,580,040	125,814	6,200	2,211,669
Lawrence Pierzchalski........	2010	443,000[4]	501,800	561,330	271,888	6,500	1,784,518
Executive Vice	2009	449,654	-	254,615	307,807	6,500	1,018,576
President - Risk Management	2008	428,423	-	853,222	161,892	6,200	1,449,737
Jeffrey Lane	2010	653,846[4]	550,000	1,402,330	311,723	19,770	2,937,669
Executive Vice President	2009	415,385	-	254,615	277,239	6,500	953,739
and General Counsel	2008	392,539	-	853,222	174,296	6,200	1,426,257

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(1) The amounts shown in this column represent the grant date fair value of the stock awards granted to named executive officers in the years shown, computed in accordance with FASB ASC Topic 718. Except as described in footnote (4) to the 2010 Grants of Plan-Based Awards table, the vesting of all of the awards represented in this column is subject to our meeting certain performance conditions. In accordance with the rules of the SEC, all of the figures in this column represent the value at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date. The probable outcome of the applicable performance conditions associated with the 2010 awards results in the full value of such awards being reflected in this column. If the full value of the applicable awards for 2009 and 2008 were shown, rather than an amount based upon the probable outcome of the applicable performance conditions, then the amounts shown would have been:

	2009	2008
Curt Culver...	$ 781,200	$ 2,681,280
J. Michael Lauer..	$ 263,655	$ 904,932
Patrick Sinks	$ 488,250	$ 1,675,800
Lawrence Pierzchalski	$ 263,655	$ 904,932
Jeffrey Lane..	$ 263,655	$ 904,932

(2) The amounts shown in this column reflect the change in present value of accumulated pension benefits during such year pursuant to our Pension Plan and our Supplemental Executive Retirement Plan when retirement benefits are also provided under that Plan. See information following the table titled "Pension Benefits at 2010 Fiscal Year-End" below for a summary of these plans. The change shown in this column is the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of that year shown and (b) the same calculation done as if the officer's employment had ended one year earlier. For 2008, the change between years is principally because the officer is one year closer to the receipt of the pension payments, which means the present value is higher, and the annual pension payment is higher due to the additional benefit earned because of one more year of employment. For 2009 and 2010, the change is due principally to those factors and to a decrease in the discount rate used to calculate the present value at the end of each of those years, which made the increases during 2009 and 2010 higher than they would have been if we had not changed the discount rate.

For each named executive officer, the change for 2009 and 2010 consists of:

	2009		2010	
Name	**Change Due to Decrease in Discount Rate**	**Change Due to Other Factors**	**Change Due to Decrease in Discount Rate**	**Change Due to Other Factors**
Curt Culver	$ 249,437	$ 370,637	$ 141,243	$ 404,402
J. Michael Lauer	$ 93,875	$ 39,154	$ 52,343	$ 31,234
Patrick Sinks	$ 104,629	$ 133,804	$ 61,530	$ 152,047
Lawrence Pierzchalski	$ 126,335	$ 181,472	$ 71,724	$ 200,164
Jeffrey Lane	$ 90,123	$ 187,116	$ 51,911	$ 259,812

See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2010 for additional information regarding the assumptions made in arriving at these amounts.

(3) The amounts shown in this column for Messrs. Culver, Lauer, Sinks and Pierzchalski consist of our matching 401(k) contributions of $1,600 for each year and discretionary contributions of the remaining amount. The amounts shown in this column for 2008 and 2009 for Mr. Lane consist of our matching 401(k) contributions of $1,600 for each year and discretionary contributions of the remaining amount. The amounts shown for 2010 for Mr. Lane consist of our matching 401(k) contribution of $1,600, a discretionary contribution of $4,900 and perquisites totaling $13,270, substantially all of which was the payment by the Company of personal legal fees incurred for advice regarding his one-time equity award and base salary increase discussed in the CD&A and the remainder of which was a parking subsidy. Total perks for other named executive officers did not exceed $10,000 in any year. The perks we provide are discussed in "Compensation Discussion and Analysis – Components of Our Executive Compensation Program – Perquisites."

(4) Mr. Culver did not receive an increase in his base salary in 2010. Each of Messrs. Lauer, Sinks and Pierzchalski received a 3% salary increase for 2010. Mr. Lane's base salary was increased from $400,000 to $700,000 effective as of March 1, 2010. In 2009, none of the named executive officers received an increase in their base salaries. In 2008 and 2010, there were 26 bi-weekly pay periods, compared to 27 for 2009.

Summary of Selected Components of our Executive Compensation Program

The following is a description of our annual bonus program. This discussion supplements the discussion included in the section titled "Compensation Discussion and Analysis" above.

Annual Bonus

Beginning in 2008, our bonus framework provided that annual bonuses, so long as we met a performance target described in "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above, are determined in the discretion of the Management Development, Nominating and Governance Committee taking account of:

- our actual financial and other results for the year compared to the goals considered and approved by the Management Development, Nominating and Governance Committee in the first quarter of that year (see "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above for our 2010 performance goals);
- the Committee's subjective analysis of the business environment in which we operated during the year;
- the Committee's subjective evaluation of individual officer performance;
- the subjective recommendations of the CEO (except in regard to his own bonus); and
- such other matters as the Committee deems relevant.

The maximum bonuses under this bonus framework cannot exceed three times the base salary of the CEO and 2.25 times the base salaries of our other named executive officers.

For bonuses for 2001 through 2006 performance, our executive officers could elect to receive restricted stock vesting in one year through continued employment for up to one-third of their bonus amounts (base restricted stock). If base restricted stock was elected, the executive officer was also awarded one and one-half shares of restricted stock vesting in three years through continued employment for each share of base restricted stock. The base restricted stock shares vest on or about the first anniversary of the grant date through continued employment and the matching shares vest on or about the third anniversary of the grant date through continued employment. Dividends are paid on these restricted shares prior to vesting. The Committee adopted the base and matching restricted stock portion of our executive compensation program to encourage senior executives to subject compensation that would otherwise be paid in cash to equity risk. This program has not been offered to officers for bonuses earned after 2006 but may be offered in future years.

2010 GRANTS OF PLAN-BASED AWARDS

The following table shows the grants of plan-based awards to our named executive officers in 2010.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Maximum (#)	All Other Stock Awards: Number of Shares of Stocks or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
Curt Culver..........	Other[2]	1/27/10	63,000	63,000	-	415,800
	Performance Based[3]	1/27/10	189,000	189,000	-	1,247,400
J. Michael Lauer	Other[2]	1/27/10	21,262	21,262	-	140,329
	Performance Based[3]	1/27/10	63,788	63,788	-	421,001
Patrick Sinks.........	Other[2]	1/27/10	39,375	39,375	-	259,875
	Performance Based[3]	1/27/10	118,125	118,125	-	779,625
Lawrence Pierzchalski	Other[2]	1/27/10	21,262	21,262	-	140,329
	Performance Based[3]	1/27/10	63,788	63,788	-	421,001
Jeffrey Lane	Other[2]	1/27/10	21,262	21,262	-	140,329
	Performance Based[3]	1/27/10	63,788	63,788	-	421,001
	Other[4]	3/12/10	-	-	100,000	841,000

(1) The grant date fair value is based on the New York Stock Exchange closing price on the day the award was granted. For equity incentive plan awards, the number of shares is the number included in the column titled "Maximum." There have been no stock options granted since 2004.

(2) See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity — Other Restricted Equity" above for information about the performance goal applicable to these awards.

(3) Pursuant to rules adopted by the SEC, the amounts set forth in the "Target" column are based upon the assumption that our performance with respect to the three performance goals applicable to these awards in 2010 through 2012 will equal our performance in 2009. Using this approach, all of the shares granted would vest. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above for additional details about the performance goals applicable to these awards.

(4) This represents a one-time award of 100,000 restricted stock units, 50% of which vested on March 1, 2011. An additional 25% of the award will vest on September 1, 2011 and the remaining 25% will vest on March 1, 2012, in each case subject only to Mr. Lane's continued employment through the vesting date, but will also vest in the event of non-cause and good reason employment terminations.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

The following table shows our named executive officers' equity awards outstanding on December 31, 2010.

Name	Number of Securities Underlying Unexercised Options Exercisable #[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested #	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Curt Culver...........	75,000[3]	57.8800	1/24/11	0	0	438,096[4]	4,464,198
	120,000	63.8000	1/23/12				
	80,000	43.7000	1/22/13				
	80,000	68.2000	1/28/14				
J. Michael Lauer	25,000[3]	57.8800	1/24/11	0	0	147,858[4]	1,506,673
	40,000	63.8000	1/23/12				
	27,000	43.7000	1/22/13				
	27,000	68.2000	1/28/14				
Patrick Sinks..........	20,000	63.8000	1/23/12	0	0	273,810[4]	2,790,124
	8,000	43.7000	1/22/13				
	40,000	68.2000	1/28/14				
Lawrence Pierzchalski.	25,000[3]	57.8800	1/24/11	0	0	147,858[4]	1,506,673
	40,000	63.8000	1/23/12				
	27,000	43.7000	1/22/13				
	27,000	68.2000	1/28/14				
Jeffrey Lane	25,000[3]	57.8800	1/24/11	100,000[5]	1,019,000	147,858[4]	1,506,673
	40,000	63.8000	1/23/12				
	10,800	43.7000	1/22/13				
	27,000	68.2000	1/28/14				

(1) There have been no stock options granted since 2004. All stock option awards are fully vested.

(2) Based on the closing price of the Common Stock on the New York Stock Exchange at 2010 year-end, which was $10.19.

(3) These stock options expired in January 2011 without being exercised.

(4) Consists of: (a) performance-based restricted equity granted in 2008, 2009 and 2010 that will vest in February in each of the first three years following the grant dates if we meet certain performance targets (with the vesting amounts, if any, dependent upon our performance) and (b) other restricted equity granted in 2008, 2009 and 2010, one-third of which will vest in February in each of the first three years following the grant dates if we meet certain performance targets. The restricted equity awards granted in 2008, 2009 and 2010 that do not vest in a particular year because actual

performance is less than target performance in that year may vest in following years. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity — Other Restricted Equity" for information about vesting of these awards. The 2008 awards were granted on February 28, 2008, the 2009 awards were granted on January 29, 2009 and the 2010 awards were granted on January 27, 2010. The 2010 awards are reported in the table titled "2010 Grants of Plan-Based Awards" above. The 2008 awards were similar to the 2009 awards, except that the number of shares granted was 33% lower than the 2009 awards. The 2009 awards were similar to the 2010 awards, except that the performance goals were changed for the 2010 awards and a greater percentage of the 2010 awards were granted in the form of performance-based awards (increased from approximately 57% to approximately 75% (excluding the one-time grant to Mr. Lane discussed above)). Excludes restricted shares or RSUs, 20% of which vest on or about each of the first five anniversaries of the grant date, assuming continued employment and our meeting our ROE goal of 1% for the year prior to vesting in the following amounts: Mr. Culver — 14,400; Mr. Lauer — 4,860; Mr. Sinks — 9,000; Mr. Pierzchalski — 4,860; and Mr. Lane — 4,860. Pursuant to the rules of the SEC, these awards are excluded because we did not meet our ROE goal in 2009. Also excludes restricted shares or RSUs, the vesting of which is dependent upon our meeting a goal determined by our EPS in the following amounts: Mr. Culver — 57,760; Mr. Lauer — 19,494; Mr. Sinks — 36,100; Mr. Pierzchalski — 19,494; and Mr. Lane — 19,494. Pursuant to rules adopted by the SEC, the amounts for these shares are excluded because our EPS in 2009 was negative.

(5) This represents a one-time award of 100,000 restricted stock units, 50% of which vested on March 1, 2011. An additional 25% of the award will vest on September 1, 2011 and the remaining 25% will vest on March 1, 2012, in each case subject only to Mr. Lane's continued employment through the vesting date, but will also vest in the event of non-cause and good reason employment terminations.

2010 OPTION EXERCISES AND STOCK VESTED

The following table shows the vesting of grants of plan-based stock awards to our named executive officers in 2010. There were no options exercised in 2010.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting #**	**Value Realized on Vesting ($)[1]**
Curt Culver	223,971[2]	1,375,390[2]
J. Michael Lauer	76,312	468,619
Patrick Sinks	136,467	837,767
Lawrence Pierzchalski	76,167	467,730
Jeffrey Lane	75,300	462,415

(1) Value realized is the market value at the close of business on the vesting date. None of our named executive officers sold any shares in 2010, though some shares that vested were withheld to pay taxes due as a result of the vesting of the shares.

(2) Includes 4,800 RSUs, valued at $31,872 using the market value at the close of business on the vesting date. Although these RSUs vested during 2010, Mr. Culver will not receive the shares underlying them until six months after he retires.

PENSION BENEFITS AT 2010 FISCAL YEAR-END

The following table shows the present value of accrued pension plan benefits for our named executive officers as of December 31, 2010.

Name	Plan Name[(1)]	Number of Years Credited Service #	Present Value of Accumulated Benefit ($)[(2)]
Curt Culver	Qualified Pension Plan	28.2	1,910,864
	Supplemental Executive Retirement Plan	28.2	2,636,051
J. Michael Lauer	Qualified Pension Plan	21.8	2,055,281
	Supplemental Executive Retirement Plan	21.8	418,645
Patrick Sinks	Qualified Pension Plan	32.4	1,448,334
	Supplemental Executive Retirement Plan	32.4	41,420
Lawrence Pierzchalski	Qualified Pension Plan	28.7	1,866,852
	Supplemental Executive Retirement Plan	28.7	373,485
Jeffrey Lane	Qualified Pension Plan	14.3	2,069,438[(3)]
	Supplemental Executive Retirement Plan	14.3	95,285

(1) See below for a summary of these plans.

(2) The amount shown is the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 (which is the earliest age that unreduced benefits under the Qualified Pension Plan and Supplemental Executive Retirement Plan may be received) and continuing for his life expectancy determined at the end of 2010 and by assuming that the officer's employment with us ended on the last day of that year. See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2010 for the discount rate and post-retirement mortality assumptions used to calculate the present value of benefits under these plans.

(3) Includes an annual benefit of $34,000 credited to Mr. Lane as part of his initial employment. This amount represents $395,855 of the present value of Mr. Lane's benefits.

We maintain a Pension Plan for the benefit of substantially all of our employees and a Supplemental Executive Retirement Plan ("Supplemental Plan") for designated employees, including executive officers. The Supplemental Plan provides benefits that cannot be provided by the Pension Plan because of limitations in the Internal Revenue Code on benefits that can be provided by a qualified pension plan, such as our Pension Plan.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer earns an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation is limited to salaries, wages, cash bonuses, and the portion of cash bonuses deferred and converted to restricted equity bonuses (see "Annual Bonus" above). At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated. Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable in monthly installments upon retirement at or after age 65 with at least five years of service (age 62 if the employee has completed at least seven years of service). Any supplemental executive retirement benefits earned on or after January 1, 2005 are payable in a lump sum. In addition, reduced benefits are payable beginning at age 55. These benefits are reduced by 0.5% for each month that payments begin prior to the normal retirement date. Mr. Lauer is eligible for his full retirement benefits and Messrs. Culver, Pierzchalski and Lane are eligible to receive reduced benefits.

If the employment of our named executive officers terminated effective December 31, 2010, the annual amounts payable to them at age 62 under these plans would have been: Mr. Culver – $272,868; Mr. Lauer – $195,000; Mr. Sinks – $190,080; Mr. Pierzchalski – $195,000; and Mr. Lane – $177,744; and the lump-sum payment for supplemental executive retirement benefits earned on or after January 1, 2005 would have been: Mr. Culver – $2,536,355; Mr. Lauer – $471,438; Mr. Sinks – $72,135; Mr. Pierzchalski – $517,685; and Mr. Lane – $108,601. As of December 31, 2010, Mr. Lauer was eligible to receive this level of benefits because he was over the age of 62 and had more than seven years' tenure. As of December 31, 2010, Messrs. Culver, Pierzchalski and Lane were eligible to receive reduced benefits under these plans immediately upon retirement because they were over the age of 55 and had more than seven years' tenure. As a result, if their employment had been terminated effective December 31, 2010, the annual amounts payable to them under our Pension Plan had they elected to begin receiving annual payments immediately would have been Mr. Culver – $216,930; Mr. Lauer – $195,000; Mr. Pierzchalski – $150,150; and Mr. Lane – $174,189; and the lump-sum payment for supplemental executive retirement benefits earned on or after January 1, 2005 would have been: Mr. Culver – $2,155,002; Mr. Lauer – $471,438; Mr. Pierzchalski – $429,173; and Mr. Lane – $107,168. The discount rate and post-retirement mortality assumptions used to calculate the lump-sum payments differ from the factors used in our financial statements.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated value of payments to each of the named executive officers assuming the triggering event or events indicated occurred on December 31, 2010.

Name	Termination Scenario	Total ($)	Cash Payment ($)	Excise Tax Gross-Up	Value of Restricted Equity and Stock Options that will Vest on an Accelerated Basis ($)[1]	Value of Restricted Equity and Stock Options Eligible for Continued Vesting ($)[1]	Value of Other Benefits ($)[2]
Curt Culver	Change in control with qualifying termination[3]	11,013,112	5,670,100[4]	-	5,199,509	-	143,503
	Change in control without qualifying termination[3]	5,199,509	-	-	5,199,509	-	-
	Death	5,199,509	-	-	5,199,509	-	-
	Disability	255,117	255,117[5]	-	-	-	-
J. Michael Lauer	Change in control with qualifying termination[3]	4,337,220	2,483,743[6]	-	1,754,840	-	98,637
	Change in control without qualifying termination[3]	1,754,840	-	-	1,754,840	-	-
	Retirement	888,181	-	-	-	888,181	-
	Death	1,754,840	-	-	1,754,840	-	-
Patrick Sinks	Change in control with qualifying termination[3]	8,552,152	2,829,743[4]	2,347,597[7]	3,249,693	-	125,119
	Change in control without qualifying termination[3]	3,249,693	-	-	3,249,693	-	-
	Death	3,249,693	-	-	3,249,693	-	-
Lawrence Pierzchalski	Change in control with qualifying termination[3]	5,707,841	2,427,970[4]	1,432,176[7]	1,754,840	-	92,855
	Change in control without qualifying termination[3]	1,754,840	-	-	1,754,840	-	-
	Death	1,754,840	-	-	1,754,840	-	-
Jeffrey Lane	Change in control with qualifying termination[3]	8,848,265	3,801,654[4]	2,139,032[7]	2,773,840	-	133,739
	Change in control without qualifying termination[3]	2,773,840	-	-	2,773,840	-	-
	Death	1,754,840	-	-	1,754,840	-	-

(1) The value attributed to restricted stock that accelerates or is eligible for continued vesting is calculated using the closing price on the New York Stock Exchange on December 31, 2010 (which is a higher valuation than that specified by IRS regulations for tax purposes). The value of options would be the difference between the closing price on the New York Stock Exchange on December 31, 2010 and the exercise price. However, as of December 31, 2010, the exercise price of all options exceeded the market price. As a result, all amounts in these columns represent value attributable solely to restricted equity.

(2) Other benefits include three years of health and welfare benefits and the maximum outplacement costs each executive would be entitled to.

(3) As described further in "Change in Control Agreements" below, each of our named executive officers is a party to a KEESA that may provide for payments after a change in control. A qualifying termination is a termination within three years (but no later than the date the executive reaches the age at which the executive may retire under the Pension Plan with full pension benefits) after the change in control by the Company other than for cause, death or disability or by the executive for good reason.

(4) Amounts payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

(5) Represents the present value of monthly payments of $4,000 that Mr. Culver would be eligible to receive through age 65, assuming the disability continued. These amounts would be paid by an insurance company pursuant to an insurance policy covering Mr. Culver that we provide. The discount rate of 6.0% applied to these payments is the same discount rate that we use to value our net periodic benefit costs associated with our benefit plans pursuant to GAAP.

(6) As of December 31, 2010, Mr. Lauer was not eligible to receive a cash payment or other benefits under his KEESA because he had attained his normal retirement age. As noted in "Change in Control Agreements" below, in 2010, we created a supplemental benefit plan applicable to persons who, such as Mr. Lauer, had attained his normal retirement age.

(7) Estimated gross-up is not reduced for payments that we may be able to prove were made in consideration of non-competition agreements or as reasonable compensation.

Change in Control Agreements

Key Executive Employment and Severance Agreement. Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA"). If a change in control occurs and the executive's employment is terminated within three years (but no later than the date the executive reaches the age at which the executive may retire under the Pension Plan with full pension benefits, which is 62, an age that none of our named executive officers other than Mr. Lauer has attained) after the change in control (this period is referred to as the employment period), other than for cause, death or disability, or if the executive terminates his employment for good reason, the executive is entitled to receive a termination payment of twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions to our tax-qualified defined contribution plan, subject to reduction as described below. This termination payment is payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced by an amount corresponding to the portion of the employment period that has elapsed since the date of the change in control. The KEESAs require that, for a period of twelve months after a termination for which a payment is required, the executive not compete with us unless approved in advance in writing by our Board of Directors. The KEESAs also impose confidentiality obligations on our executives that have signed them.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 50% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA or make certain changes to the executive's position or working conditions.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefit plans. Such benefits include life insurance benefits made available to salaried employees generally and other benefits provided to executives of comparable rank, including stock awards, supplemental retirement benefits and periodic physicals. The value of these benefits cannot be less than 75% of the value of comparable benefits prior to the change in control, except that if the new parent company does not provide stock-based compensation to executives of its U.S. companies of comparable rank, this type of benefit need not be provided and the 75% minimum for other benefits is raised to 100%. If the executive experiences a qualified termination, he is entitled to continued life and health insurance for the remainder of the employment period or, if earlier, the time he obtains similar coverage from a new employer, outplacement services and up to a total of $10,000 to cover tax preparation, legal and accounting services relating to the KEESA termination payment.

If the excise tax under Sections 280G and 4999 of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply. In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

Supplemental Plan for Executives Covered by MGIC Investment Corporation Key Executive Employment and Severance Agreements. In 2010, we created the Supplemental Plan for Executives Covered by MGIC Investment Corporation Key Executive Employment and Severance Agreements, which provides benefits to compensate for the benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least seven years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments under Sections 280G and 4999. As a result, unlike our KEESAs, this plan does not include an excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

Post-Termination Vesting of Certain Restricted Equity Awards

In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the entire award vests). In general, if employment termination occurs after age 62 for a recipient who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the recipient enters into a non-competition agreement with us.

Severance Pay

Although we do not have a written severance policy for terminations of employment unrelated to a change in control, we have historically negotiated severance arrangements with officers whose employment we terminate without cause. The amount that we have paid has varied based upon the officer's tenure and position.

Related Person Transactions

Among other things, our Code of Business Conduct prohibits us from entering into transactions in which our "Senior Financial Officers," executive officers or their respective immediate family members have a material financial interest (either directly or through a company with which the officer has a relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;
- the existence and nature of the interests of the officer are fully disclosed to and approved by the Audit Committee; and
- the interested officer has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

In addition, the Code requires Audit Committee approval of all transactions with any director or a member of the director's immediate family, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code contemplates that our non-management directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

We have used the law firm of Foley & Lardner LLP as our principal outside legal counsel for more than 20 years. The wife of our General Counsel is a partner in that law firm, which was paid $3,586,094 by us and our consolidated subsidiaries for legal services in 2010.

We retained Dr. Case, who resigned from our Board in 2010, to provide consulting services. For additional information, see footnote (3) to the 2010 Director Compensation table.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors to file reports of their beneficial ownership of our stock and changes in stock ownership with the SEC. Based in part on statements by the directors and executive officers, we believe that all Section 16(a) forms were timely filed by our directors and executive officers in 2010, except for reports covering purchases of 5,210 shares of our stock in 2009 and sales of 2,520 of our stock in 2010 by Mr. Lehman. A Form 4 was filed on behalf of Mr. Lehman on April 19, 2010 to report purchases made on January 7, 2009, October 16, 2009, November 19, 2009 and November 23, 2009 and sales made on March 2, 2010, March 24, 2010 (two transactions) and March 31, 2010. Such transactions were effected on behalf of Mr. Lehman by an unrelated investment adviser to whom Mr. Lehman had given investment discretion. The transactions by the adviser in our stock were effected without the prior approval of Mr. Lehman as part of a program of investing the assets managed by the adviser. They involved a relatively small number of the total transactions effected by the adviser for Mr. Lehman's account. The short swing profit resulting from these transactions of $10,255.22 was paid by Mr. Lehman to the Company. We timely made approximately 50 other Section 16(a) filings on behalf of our executive officers and directors in 2010.

Item 7 – ***Approval of 2011 Omnibus Incentive Plan***

The Board of Directors has approved and recommended for shareholder approval the MGIC Investment Corporation 2011 Omnibus Incentive Plan (the "Plan"). The material features of the Plan are summarized below. The summary does not change the actual terms of the Plan, which is included as Appendix B to this proxy statement.

The purpose of the Plan is to motivate and incent performance by and to retain the services of, key employees and non-employee directors through receipt of equity-based and other incentive awards under the Plan. The persons who are eligible to receive awards under the Plan as described above are referred to as "eligible individuals" and the persons to whom awards are made under the Plan are referred to as "participants." A "non-employee director" is a director of the Company who is not an employee of the Company or any affiliate and is not a representative of a particular holder of the Company's securities.

The maximum number of shares of Common Stock which may be issued under the Plan is 7,000,000 shares. Awards issued under the Plan that are subsequently forfeited will not count against the limit on the maximum number of shares that may be issued under the Plan. In addition, there will not be counted against such limit shares used for income tax withholding or used for payment of the exercise of price of an option.

The Plan provides for the award of stock options ("options"), stock appreciation rights ("SARs"), restricted stock and restricted stock units, as well as cash incentive awards. Each type of award is described briefly below and they are referred to together as "awards." No award may be granted after May 5, 2021.

On March 21, 2011, the last reported sale price of the Common Stock on the New York Stock Exchange was $8.93. There are currently approximately 130 eligible individuals, of whom 11 are non-employee directors.

Administration

The Plan is administered by a Committee of the Board. Unless otherwise provided by the Board, the Committee will be the Management Development, Nominating and Governance Committee. The Plan provides that each member of the Committee must be an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and the non-employee director requirement of Rule 16b-3 promulgated under the Securities Exchange Act of 1934. Among other functions, the Committee has power (a) to select the participants from among the eligible individuals, (b) to determine the number of shares covered by awards, and (c) within the limits of the Plan, to set the terms of awards. The Plan authorizes the Committee to delegate its functions to any one or more of its members or to other persons.

Options and SARs

An option is the right to purchase a specified number of shares of Common Stock at a specified exercise price. An SAR is the right to receive, in cash or shares with equivalent value, the difference between the fair market value of a specified number of shares of Common Stock and a specified exercise price. The exercise price per share of Common Stock subject to an option or an SAR will be determined by the Committee. However, the exercise price per share may not be less than the fair market value of a share of Common Stock on the date the award is made. The exercise price of an option or SAR that has been granted may not be reduced nor may a new option or SAR be granted with an exercise price that is lower than an outstanding option or SAR for which such new option or SAR is exchanged without the approval of the Company's shareholders. The Committee may not approve the grant of an option or an SAR with a grant date that is effective prior to the date the Committee takes action to approve such grant.

The term of an option or SAR will be determined by the Committee, but may not be more than ten years. Options and SARs will vest on such conditions as are determined by the Committee. Vesting means that an option or SAR may be exercised by the participant. Conditions to vesting can include remaining as an employee or non-employee director for a specified period or the achievement of performance goals set by the Committee. The vesting of options that would vest at a later date if the participant remained with the Company may be accelerated to an earlier date if performance goals are satisfied.

Options are exercised by payment in full of the exercise price, which may be paid in cash or by delivery of shares of Common Stock owned by the participant having a fair market value equal to the exercise price or by a combination of cash and shares. Options may also be exercised through sale of the shares received on exercise with sufficient proceeds from the sale remitted to the Company to pay the exercise price. While not required by the terms of the Plan, it is anticipated awards will generally provide that options and SARs that have not vested terminate upon termination of the participant's employment, other than by reason of death or retirement on or after age 62 with at least seven years of service. It is anticipated that in the case of death awards will provide options and SARs will become fully vested and in the case of such retirement options and SARS will be eligible to continue to vest.

Options may be "incentive stock options" under the Code ("ISOs") or options that are not ISOs.

Restricted Stock and Restricted Stock Units

Restricted stock is Common Stock that is not freely transferable to the participant until specified restrictions lapse or specified conditions are met. In this description, these restrictions and conditions are referred to together as restrictions. A restricted stock unit is the right to receive stock in the future (or a cash payment based upon the fair market value of a share of stock), which right is subject to restrictions.

Restricted stock and restricted stock units will be subject to such restrictions as the Committee may impose, including conditioning an award of restricted stock on the participant's purchasing shares of Common Stock and retaining the shares for a period specified by the Committee. While not required by the terms of the Plan, it is anticipated awards will generally provide that, upon termination of a participant's employment during the applicable restriction period for any reason other than death or retirement on or after age 62 with at least seven years of service, all shares of restricted stock and all restricted stock units still subject to restriction will be forfeited. Upon death of a participant, it is anticipated that the award will provide that the restrictions still in effect will immediately lapse and the person entitled to receive such shares under law will take them free and clear of any restriction. Upon such retirement, it is anticipated that the award will provide that restricted stock and restricted stock units will be eligible to continue to vest. The Committee has authority, in its discretion, to waive in whole or in part, any restrictions with respect to shares of restricted stock or restricted stock units.

Cash Incentive Awards

An "Incentive Award" is a grant of a right to receive a cash payment pursuant to a bonus plan that is intended to provide performance-based compensation under Section 162(m) of the Code, to the extent Performance Goals are achieved. Section 162(m) of the Code makes certain compensation non-deductible unless it is performance-based and other conditions are satisfied. A bonus plan may provide for the grant of restricted stock or restricted stock units in conjunction with bonuses payable under such plan.

The Committee will determine the terms of Incentive Awards, including the Performance Goals that must be achieved, the performance period, the potential amount payable and the timing of payment.

The Committee may allow participants to elect to receive restricted stock or restricted stock units with a vesting period determined by the Committee for a portion of Incentive Awards ("Base Award"). If the

Base Award is elected, the participant may also be awarded additional shares of restricted stock or restricted stock units with a vesting period determined by the Committee for each share associated with the Base Award ("Matching Award").

The maximum amount payable under an Incentive Award as a bonus with respect to any year will not exceed three times base salary (in the case of our Chief Executive Officer) or 2.25 times base salary (in the case of other employee participants). For Incentive Awards payable in 2012 and thereafter, the Committee may raise the base salary multiples that determine maximum Incentive Awards without the necessity of amending the Plan. In no event, however, may the amounts paid with respect to any fiscal year of the Company under all Incentive Awards that are intended to constitute performance-based compensation for purposes of Code Section 162(m) exceed $5 million (in the case of our Chief Executive Officer) or more than $3 million (in the case of other employee participants). If in conjunction with a Base Award a Matching Award is granted, the fair market value of the Matching Award, determined on the date of the grant of the Matching Award, may not exceed $2.5 million (in the case of the Chief Executive Officer) or $1.5 million (in the case of other employee participants).

Performance Goals

The term "Performance Goal" means, with respect to any award that is intended to constitute "performance based compensation" under Code Section 162(m), any goal or performance measure the Committee establishes that relates to one or more of the following:

- net income, pre-tax income or earnings before interest, taxes and depreciation and amortization,
- earnings per share,
- operating earnings, which is net income excluding realized gains and losses,
- cash flow, including operating cash flow, which excludes the same items as are excluded in operating earnings,
- return on assets or equity,
- expenses or a ratio related to the Company's expenses, such as the ratio of the Company's expenses from insurance operations to the Company's net premiums written or earned,
- incurred or paid losses or ratios related to those losses, such as the ratio of the Company's incurred losses to the Company's net premiums written or earned,
- market share,
- book value,
- common stock share price, and
- total return to shareholders.

Each of the listed goals may be combined with other listed goals, and established:

- on a company-wide basis or, where applicable, with respect to one or more operating units, divisions, books of business, new insurance written, types of insurance that we write, acquired businesses, minority investments, partnerships or joint ventures,

- on a relative or an absolute basis, or
- on a per share (either basic or fully diluted) or an aggregate basis.

Unless otherwise determined by the Committee, the measurement of the Performance Goal shall exclude, to the extent applicable under the particular Performance Goal, the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary, unusual or non-recurring in nature or related to the acquisition or disposal of a business or related to a change in accounting principle all as determined in accordance with standards established by Accounting Standards Codification ("ASC") 225-20 (previously Opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30)) or other applicable or successor accounting provisions as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles, if applicable, or identified in the Company's financial statements or notes to the financial statements or the Company's Management's Discussion and Analysis. Unless otherwise determined by the Committee, the measurement of the Performance Goal shall also exclude, to the extent applicable under a particular Performance Goal, the effects of any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation judgments or settlements, (iii) the effect of changes in tax law or other laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under the Plan or any other compensation arrangement of the Company. With respect to an award that is intended to constitute performance-based compensation for purposes of Code Section 162(m), any such Committee determination (and any adjustment resulting from any such determination) shall be consistent with the requirements of Code Section 162(m), and shall be made not later than 90 day after the beginning of the performance period (or, if earlier, before 25% of the applicable performance period has lapsed).

Adjustments and Change of Control

In the event of any corporate transaction involving the Company, including any stock dividend, stock split, extraordinary cash dividend, recapitalization or merger, the Committee will have the authority to adjust the number and type of shares that may be issued under the Plan, including the limit on the number of shares of restricted stock and stock issued under restricted stock units, and any awards that are outstanding.

Upon a change of control of the Company, as defined in the Plan, all outstanding options and SARs shall become fully vested and exercisable, all outstanding awards of restricted stock and restricted stock units shall become vested to the maximum extent provided in the award and all Incentive Awards shall be treated as determined by the Committee.

Dividends

A Participant is not entitled to dividends or dividend equivalents with respect to an option or an SAR.

A restricted stock unit award or restricted stock award under which the number of shares of stock to be issued is contingent upon the satisfaction of a Performance Goal(s) may provide that the Participant is entitled to receive payment of the same amount that the Participant would have received as cash dividends if, on each record date during the performance period relating to such award, the participant had been the holder of record of a number of shares of stock equal to the number of restricted stock units actually earned by the Participant based upon achievement of the Performance Goals. Payment of any such dividend equivalent shall be deferred until the date that the final award is determined, and shall only be paid to the extent that the restricted stock units or restricted stock, as applicable, underlying the final award have been earned by the Participant based upon achievement of the Performance Goals, and may be settled in cash or stock, as determined by the Committee.

Any other Award, e.g., a restricted stock award or a restricted stock unit award with time-based vesting provisions, may provide the participant with the right to receive dividend or dividend equivalent payments with respect to Common Stock subject to the award (both before and after the stock subject to the award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the participant, and may be settled in cash or Common Stock, as determined by the Committee.

Limits on Individual Awards and Transferability

The maximum number of shares covered by all awards made to any one participant is 2,000,000 shares. Options are not transferable except: (i) by will or by the laws of descent and distribution, or (ii) by gift, provided that all restrictions contained in this Plan continue to apply to such option as if such gift had not occurred and provided the Committee has approved such transfer by gift. Unless otherwise provided by the Committee, no other award may be transferred by any participant other than by will, or by the laws of descent and distribution.

Amendment and Suspension

The Board or the Committee may amend the Plan at any time. However, the approval of the shareholders is required for amendments that increase the maximum number of shares that may be issued under the Plan; increase the maximum aggregate number of shares that may be issued under options intended to be ISOs; increase the maximum number of shares covered by awards to any one employee; decrease the minimum option or SAR exercise price; increase the maximum term of an option or SAR to more than ten years; reprice options or SARs; cancel options or SARs in exchange for cash, other awards or options or SARs with an exercise price of the original options or SARs, increase the maximum amount paid to a participant under all Incentive Awards for any fiscal year that are intended to constitute performance-based compensation for purposes of Code Section 162(m); increase the maximum fair market value of a Matching Award granted to a participant; or amend provisions concerning the payment of exercise price of an option. The Board or the Committee may also suspend granting awards under the Plan at any time. No amendment of the Plan will adversely affect any award outstanding without the approval of the affected participant.

Withholding

Not later than the date on which an amount with respect to an award first becomes includable in the income of a participant who is an employee, the participant is required to pay to the Company or make arrangements satisfactory to the Company regarding the payment of any taxes required by law to be withheld with respect to such amount. The Committee may permit withholding obligations to be settled with shares of Common Stock, including shares of Common Stock that are part of an award that gives rise to the withholding requirement. In addition, to the extent that the Committee determines that any such action will not result in adverse accounting treatment to the Company, the Committee may permit tax withholding in an amount in excess of the minimum required withholding amount, including the surrender of additional shares of Common Stock to which the participant is otherwise entitled upon attestation of the participant's ownership of an equal number of shares of Common Stock.

Certain Federal Income Tax Consequences of Options and SARs

The grant of an option or SAR under the Plan will create no income tax consequences to the participant or the Company. A participant who is granted an option that is not an ISO will generally recognize ordinary income at the time of exercise in an amount by which the fair market value of the Common Stock at such time exceeds the exercise price. The value of the Common Stock or the amount of cash delivered on exercise of an SAR will also generally be ordinary income to the participant. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of the Common Stock will give rise to capital gain or loss to the extent the amount realized from the sale differs from the fair market value of the Common Stock on the date of exercise.

In general, if an ISO is awarded to an employee, the participant holds the shares of Common Stock acquired on the exercise of the ISO for at least two years from the date of grant and one year from the date of exercise, and the participant remained an employee until at least three months before exercise, the participant will recognize no income or gain as a result of the exercise, except that the alternative minimum tax may apply. Any gain or loss realized by the participant on the disposition of the Common Stock will be treated as a long-term capital gain or loss. No deduction will be allowed to the Company. If the holding period requirements described above are not satisfied, the participant will recognize ordinary income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the difference between the exercise price and the fair market value of the shares of Common Stock on the date of exercise. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as capital gain.

Certain Federal Income Tax Consequences of Restricted Stock and Restricted Stock Units

A participant will not recognize income upon the award of restricted stock that is subject to a substantial risk of forfeiture unless the election described below is made. A participant who has not made such an election will recognize ordinary income at the end of the applicable restriction period in an amount equal to the fair market value of the restricted stock at such time. Subject to any limitation on such deduction under Section 162(m) of the Code, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. An otherwise taxable disposition of the restricted stock after the end of the applicable restriction period will result in capital gain or loss. Dividends paid in cash and received by a participant prior to the end of the applicable restriction period will constitute ordinary income to the participant in the year paid. The Company will be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within thirty days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award, determined without regard to any of the restrictions. Subject to any limitation on such deduction under Section 162(m) of the Code, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the election is made, any cash dividends received with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by the Company. An otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in capital gain or loss. If a participant who has made an election subsequently forfeits the restricted stock, the participant will not be entitled to deduct any loss. In addition, the Company would then be required to include as ordinary income the amount of the deduction it originally claimed with respect to such shares.

A participant will not recognize income upon the award of restricted stock units. A participant will recognize ordinary income upon settlement of restricted stock units, in an amount equal to the fair market value of the stock or other property received by the participant at such time. Similarly, a participant will not recognize income upon the credit of dividend equivalents with respect to restricted stock units, but will recognize ordinary income upon settlement of such dividend equivalents, in an amount equal to the fair market value of the stock or other property received by the participant at such time. Subject to any limitation on such deduction under Section 162(m) of the Code, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income.

Termination of 2002 Stock Incentive Plan

Upon shareholder approval of the Plan, the 2002 Stock Incentive Plan will be terminated and no further awards under that plan will be made. Termination will not affect any prior awards under the 2002 Stock Incentive Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth certain information about outstanding options awarded under the Company's 2002 Stock Incentive Plan as of December 31, 2010. No warrants or rights have been issued under the 2002 Stock Incentive Plan, and it was approved by shareholders. The Company has no compensation plan under which its equity securities may be issued that has not been approved by shareholders.

	Equity Compensation Plan Information		
	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	1,749,700	60.08	0*
Equity compensation plans not approved by security holders	0	-	0
Total	1,749,700	60.08	0*

* As described above, effective upon approval by shareholders of the 2011 Omnibus Incentive Plan, no further awards will be made under the 2002 Stock Incentive Plan.

At December 31, 2010, the weighted average term of the options outstanding under the 2002 Stock Incentive Plan was 1.7 years. In addition to shares issuable on exercise of these options, as of December 31, 2010, awards covering 372,249 shares of restricted stock and 3,085,017 shares of restricted stock units were outstanding under the 2002 Stock Incentive Plan and its predecessor, the 1991 Stock Incentive Plan. At March 31, 2011, the following awards remained outstanding under the 2002 Stock Incentive Plan and the 1991 Stock Incentive Plan: options on 1,447,600 shares of Common Stock, with a weighted average exercise price of 60.54 and a weighted average term of 1.9 years; awards covering 50,226 shares of restricted stock; and awards covering 2,931,960 restricted stock units.

New Plan Benefits

No awards have been made under the 2011 Omnibus Incentive Plan, and the awards that may be made are not currently determinable. The following table shows the awards made in 2010 under the 2002 Stock Incentive Plan to the persons listed in the table. The table also shows the cash bonuses awarded to Messrs. Culver, Lauer, Sinks, Pierzchalski and Lane for 2010 under our Code Section 162(m) performance-based bonus plan.

Name	Dollar Value of Restricted Stock Units ($) [1]	Number of Restricted Stock Units	Cash Bonuses
Curt Culver	1,663,200	252,000	1,300,000
J. Michael Lauer	561,330	85,050	550,000
Patrick Sinks	1,039,500	157,500	585,200
Lawrence Pierzchalski	561,330	85,050	501,800
Jeffrey Lane	1,402,330	185,050	550,000
Executive Group	5,778,790	848,150	3,487,000
Non-Executive Director Group	-	-	-
Non-Executive Officer Employee Group	4,715,700	714,500	-

(1) Restricted stock units are valued at the New York Stock Exchange closing prices on the dates of the awards.

Shareholder Vote Required

The Plan will be approved if the votes cast on the Plan are at least 50% of the number of shares entitled to vote at the annual meeting and a majority of the votes cast are "for" approval of the Plan. Broker non-votes and abstentions will not be considered as "votes cast."

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE 2011 OMNIBUS INCENTIVE PLAN. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR APPROVAL OF THE 2011 OMNIBUS INCENTIVE PLAN UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Item 8 – ***Ratification of appointment of independent registered public accounting firm***

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the year ending December 31, 2011. As a matter of good corporate governance, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. If shareholders do not ratify this appointment, the Audit Committee will take this into consideration in its future selection of an independent registered public accounting firm. A representative of PwC is expected to attend the meeting and will be given an opportunity to make a statement and respond to appropriate questions.

In PwC's engagement letter, we expect that we and PwC will agree not to demand a trial by jury in any action, proceeding or counterclaim arising out of or relating to PwC's services and fees for the engagement. We also expect that we will agree that we will not, directly or indirectly, agree to assign or transfer any rights, obligations, claims or proceeds from claims against PwC arising under the engagement letter to anyone. We further expect that the engagement letter will not contain a requirement that we arbitrate any disputes with PwC nor any limitation on our right to damages from PwC.

Audit and Other Fees

For the years ended December 31, 2009 and 2010, PwC billed us fees for services of the following types:

	2009	2010
Audit Fees	$ 1,967,000	$ 2,050,534
Audit-Related Fees	7,160	8,780
Tax Fees	34,223	29,945
All Other Fees	93,523	3,760
Total Fees	$ 2,101,906	$ 2,093,019

Audit Fees include PwC's review of our quarterly and annual financial statements and, for 2010, comfort letters issued in connection with our issuance of Common Stock and convertible senior notes. Audit-Related Fees for 2009 and 2010 include fees related to an external peer review of the actuarial calculations done with respect to our Australian operations. Tax Fees include a review of our tax returns. All Other Fees include, for 2009, fees related to a risk management governance review and for 2009 and 2010, subscription fees for an online library of financial reporting and assurance literature.

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Committee's policy regarding pre-approval of audit and allowable non-audit services to be provided by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving of a schedule of other services expected to be performed during the ensuing year prior to the start of the annual audit engagement. If we desire the auditor to provide a service that is not in either category, the service may be presented for pre-approval by the Committee at its next meeting or may be pre-approved by the Chairperson (or another Committee member designated by the Chairperson). The Committee member approving the service will be given detail regarding the service equivalent to the detail that would be given to the Committee, and the Committee will be notified of the approved service at its next regularly scheduled meeting. We periodically provide the Committee with information about fees paid for services that have been approved and pre-approved. The Audit Committee pre-approved all of the services that PwC provided in 2010.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes, if any, will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Householding

The broker, bank or other nominee for any shareholder who holds shares in "street name" and is not a shareholder of record may deliver only one copy of this proxy statement and the Annual Report to Shareholders to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of this proxy statement and the Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the document was delivered. A shareholder who wishes to receive a separate copy of the proxy statement and Annual Report to Shareholders, now or in the future, should submit a request to MGIC by telephone at (414) 347-6480 or by submitting a written request to Investor Relations, MGIC Investment Corporation, P.O. Box 488, MGIC Plaza, Milwaukee, WI 53201. Beneficial owners sharing an address who are receiving multiple copies of the proxy statement and Annual Report to Shareholders and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy be mailed to all shareholders at the shared address in the future.

Appendix A

Proposed Amendments to Articles of Incorporation

ARTICLE 6

A. TERM, POWERS, NUMBER, ~~CLASSIFICATION,~~ VACANCIES AND NOMINATION OF DIRECTORS.

Beginning with the Corporation's 2012 annual meeting of shareholders and thereafter, each director whose term is expiring at an annual meeting shall be elected for a one-year term expiring at the next annual meeting of shareholders and until such director's successor shall have been duly qualified and elected. The general powers, number~~, classification~~, filling of vacancies and requirements for nomination of directors shall be as set forth in Sections 3.01 and 3.02 of Article III of the Bylaws of the Corporation (and as such sections shall exist from time to time), except that until a director is elected by shareholders for a one-year term, the classification provisions set forth in such Sections of the Bylaws shall continue in effect for such director.

D. DIRECTORS ELECTED BY PREFERRED STOCK.

Notwithstanding the foregoing, whenever any one or more series of Preferred Stock shall have the right, voting pursuant to the terms of such series, to elect directors at any annual or special meeting of shareholders, the number, election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of such series of Preferred Stock. Unless expressly provided by such terms, ~~directors so elected shall not be divided into classes and,~~ during the prescribed terms of office of such directors, the Board of Directors shall consist of such number of directors determined as provided in Section A of this Article 6 plus the number of directors determined as provided by the terms of the Preferred Stock entitled to elect such directors.

MGIC INVESTMENT CORPORATION
2011 OMNIBUS INCENTIVE PLAN

SECTION 1

GENERAL

1.1 Purpose. The MGIC Investment Corporation 2011 Omnibus Incentive Plan (the "Plan") has been established by MGIC Investment Corporation (the "Company") to motivate and incent performance by, and to retain the services of, key employees of the Company and its Subsidiaries and Non-Employee Directors of the Company through the receipt of Awards under the Plan.

1.2 Participation. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become "Participants" in the Plan.

1.3 Definitions. Capitalized terms in the Plan are defined as set forth in the Plan (including the definition provisions of subsection 10.1 of the Plan).

SECTION 2

OPTIONS AND SARS

2.1 Definitions.

(a) The grant of an "Option" entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under the Plan may be either an incentive stock option (an "ISO") or a non-qualified option (an "NQO"), as determined in the discretion of the Committee. An "ISO" is an Option that is granted not later than February 15, 2021and that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code. An "NQO" is an Option that is not intended to be such an "incentive stock option."

(b) A stock appreciation right (an "SAR") entitles the Participant to receive, in cash or Stock (as determined in accordance with subsection 5.7), value equal to (or otherwise based on) the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (b) an Exercise Price established by the Committee.

(c) The Committee may not approve the grant of an Option or an SAR with a grant date that is effective prior to the date the Committee takes action to approve such grant.

2.2 Exercise Price. The "Exercise Price" of each Option and SAR granted under the Plan shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted, except that the Exercise Price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

2.3 Exercise. An Option and an SAR shall be exercisable in accordance with such terms, conditions, restrictions and contingencies, including those governing the period(s) during which such Awards may be exercised, as the Committee shall determine, except that the term of an Option and an SAR may not exceed ten years.

2.4 Payment of Exercise Price. The payment of the Exercise Price of an Option shall be subject to the following:

(a) Except as provided in the remainder of this subsection 2.4, the entire Exercise Price for shares of Stock purchased upon the exercise of an Option shall be paid at the time of such exercise.

(b) The Exercise Price shall be payable in cash or by tendering, through either actual delivery of shares or through attestation, shares of Stock acceptable to the Committee, and valued at Fair Market Value as of the day prior to the day of exercise (or, if the Committee determines, as of the day of exercise), or in any combination of such shares and cash, all as determined by the Committee.

(c) The Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price. In the case of an exercise arrangement described in the preceding sentence, payment of the Exercise Price may be made as soon as practicable after the exercise.

2.5 Repricing Prohibited Without Shareholder Approval. Without the approval of the Company's shareholders, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Options or SARs may not be amended to reduce the exercise price of outstanding Options or SARs or cancel outstanding Options or SARS in exchange for cash, other awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs.

SECTION 3

RESTRICTED STOCK AND RESTRICTED STOCK UNIT AWARDS

3.1 Definitions. A "Restricted Stock" Award is a grant of shares of Stock, and a "Restricted Stock Unit" Award is the grant of a right to receive shares of Stock (or a cash payment based upon the Fair Market Value of a share of Stock) in the future.

3.2 Restrictions on Awards. Except as otherwise provided by the Committee in the Award Agreement, each Restricted Stock Award and Restricted Stock Unit Award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine, including but not limited to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of Performance Goals or other objectives, or the satisfaction of conditions that must be satisfied prior to the grant of the Award, such as a (i) condition that to receive the Award, the Participant must purchase, and retain for a specified period, shares of Stock, or (ii) a condition that an Incentive Award must have become payable and the Participant must have previously elected to receive a portion of such Award in the form of a Restricted Stock Award or a Restricted Stock Unit Award (an Award described in this clause (ii) is referred to as a "Base Award").

SECTION 4

CASH INCENTIVE AWARDS

4.1 Incentive Award. An " Incentive Award" is a grant of a right to receive a cash payment, pursuant to one or more underlying bonus plans that are intended to provide performance-based compensation under Code Section 162(m), to the extent Performance Goals are achieved, all as established by the Committee, except that such a bonus plan may provide for the grant of Restricted Stock or

Restricted Stock Units in conjunction with bonuses payable under such plan. Such a bonus plan may cover one or more key employees who are not "covered employees" under Code Section 162(m).

4.2 Terms and Conditions of Incentive Awards. Subject to the terms of the Plan, the Committee will determine all terms and conditions of Incentive Awards, including but not limited to the Performance Goals that must be achieved or partially achieved, the performance period, the potential amount payable and the timing of payment, although the Committee may specify that all or a portion of the Performance Goals subject to an Incentive Award are deemed achieved upon a Participant's death, disability (as defined by the Committee) or a Change in Control.

SECTION 5

OPERATION AND ADMINISTRATION

5.1 Effective Date and Duration. Subject to the approval of the shareholders of the Company at the Company's 2011 annual meeting of shareholders, the Plan shall be effective as of the date of such meeting (the "Effective Date"). The Plan shall remain in effect as long as any Awards are outstanding. However, except for Awards granted pursuant to commitments entered into prior to the ten-year anniversary of the Effective Date, no Awards may be granted after such ten-year anniversary.

5.2 Shares Subject to Plan; Award Limitations; Adjustments. The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a) The shares of Stock may be authorized but unissued shares or treasury shares. As used herein, the term "issued" and similar terms include treasury shares delivered under an Award. Subject to the following provisions of this subsection 5.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan, and the number of shares of Stock reserved under the Plan, shall be 7,000,000 shares of Stock.

(b) Subject to subsection 5.2(d), the following additional limits are imposed under the Plan.

(i) The maximum number of shares that may be covered by Awards granted to any one Participant (whether such Awards are granted in one year or over a period of years) shall be 2,000,000 shares.

(ii) The maximum number of shares that may be issued under Options intended to be ISOs shall be 7,000,000 shares.

(iii) The maximum amount payable under an Incentive Award as a bonus with respect to any fiscal year will not exceed three times base salary (in the case of a Participant who is the CEO) or 2.25 times base salary (in the case of a Participant who is a Covered Employee). The base salaries that determine the maximum Incentive Awards will be determined as of the end of the fiscal year to which the bonus relates. For Incentive Awards payable in 2012 and thereafter, the Committee may raise the base salary multiples that determine maximum Incentive Awards without the necessity of amending the Plan. In no event, however, may the amounts paid with respect to any fiscal year of the Company under all Incentive Awards that are intended to constitute performance-based compensation for purposes of Code Section 162(m) exceed $5 million (in the case of a Participant who is the CEO) or more than $3 million (in the case of a Participant who is a Covered Employee). If in conjunction with a Base Award an additional Restricted Stock Award or a Restricted Stock Unit Award is granted (collectively, a "Matching Award"), the Fair Market Value of the Matching Award, determined on the date of the grant of the Matching Award, may not exceed $2.5 million (in the case of a Participant who is the CEO) or $1.5 million (in the case of a Participant who is a Covered Employee).

(iv) In all cases, determinations under this subsection 5.2(b) will be made, in the case of an Award that is intended to constitute performance-based compensation under Code Section 162(m), in a manner that is consistent with the exemption for performance-based compensation provided by Code Section 162(m). If an Option is in tandem with an SAR, such that the exercise of the Option or SAR with respect to a share of Stock cancels the tandem SAR or Option right, respectively, with respect to such share, the tandem Option and SAR rights with respect to each share of Stock shall be counted as covering but one share of Stock for purposes of applying the limit of subsections 5.2(a) above. If an Award is terminated, cancelled or expires, or the shares under an Award are forfeited, the number of shares subject to the Award shall be counted for purposes of applying the limit of subsection 5.2(b)(i) above.

(c) To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited, canceled, or expires, or if the shares are delivered but subsequently forfeited, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation (including through attestation as contemplated by Section 5.4), such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under subsections 5.2(a) and 5.2(b)(ii). If the Exercise Price of any Option is satisfied by tendering shares of Stock to the Company (by either actual tender or attestation), only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under subsections 5.2(a) and 5.2(b)(ii).

(d) The following adjustments shall or may be made under the Plan:

(i) If (A) the Company shall at any time be involved in a merger or other transaction in which the Stock is changed or exchanged; or (B) the Company shall subdivide or combine the Stock or the Company shall declare a dividend payable in shares of Stock, other securities or other property; (C) the Company shall effect a cash dividend the amount of which, on a per share basis, exceeds 10% of the trading price of the Stock at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Stock in the form of cash, or a repurchase of Stock, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Stock; or (D) any other event shall occur which, in the case of this clause (D), in the judgment of the Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (1) the number of shares and type of Stock subject to the Plan and which may after the event be made the subject of Awards under the Plan and any limitation on the number of shares so available for Awards under the Plan or for a particular type of Award under the Plan, including incentive stock options, (2) the number of shares and type of Stock subject to outstanding Awards, (3) the grant, purchase, or exercise price with respect to any Award, and (4) to the extent such discretion does not cause an Award that is intended to qualify as performance-based compensation under Code Section 162(m) to lose its status as such, the Performance Goals of an Award. In any such case, the Committee may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Committee effective at such time as the Committee specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of ISOs, no such adjustment may be authorized to the extent that such authority would cause the Plan to violate Code Section 422(b). Further, the number of shares of Stock subject to any Award payable or denominated in shares of Stock must always be a whole number. In any event, previously granted Options or SARs are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options and SARs represented immediately prior to any such event and to preserve, without increasing, the value of such Options or SARs. Without limitation, in the event of any such merger or similar transaction, subdivision or combination of Shares, dividend or other event described above (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Committee shall substitute, on an equitable basis as the Committee determines, for each share of Stock then subject to an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each share of Stock pursuant to the transaction. Notwithstanding the foregoing, if the Company shall subdivide the Stock or the Company shall declare a dividend payable in shares of Stock, and if no action is taken by the Board or the Committee, then the adjustments contemplated by this subsection 5.2(d) that are proportionate shall nevertheless automatically be made as of the date of such subdivision of the Stock or dividend in shares of Stock.

(ii) Notwithstanding any other provision of the Plan, and without affecting the number of shares of Stock otherwise reserved or available under the Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Committee may authorize the issuance in exchange for the cancellation or assumption of awards under the Plan upon such terms and conditions as it may deem appropriate.

5.3 General Restrictions. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Stock or make any other distribution of benefits unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933, as amended), and the applicable requirements of any stock exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

5.4 Tax Withholding; No Guarantee of Tax Treatment. Delivery of shares of Stock or other amounts under the Plan is subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares of Stock or other amounts under the Plan on satisfaction of the applicable withholding obligations in a manner satisfactory to the Committee (which may include, without limitation, such rules and requirements as the Committee may determine to be necessary or appropriate to avoid adverse accounting treatment with respect to any Award). The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the Participant, through the surrender of shares of Stock which the Participant already owns, or through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan. In addition, to the extent that the Committee determines that any such action will not result in adverse accounting treatment to the Company, the Committee may permit tax withholding in an amount in excess of the minimum required withholding amount, including the surrender of additional shares of Stock to which the Participant is otherwise entitled upon attestation of the Participant's ownership of an equal number of shares of Stock. Notwithstanding any provision of the Plan to the contrary, the Company does not guarantee to any Participant or any other person(s) with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any other person be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

5.5 Grant and Use of Awards. In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant; provided that no ISO nor any Incentive Award may be granted to any person who at the time of the grant is not an employee of the Company or a Subsidiary. Awards may be granted as alternatives to or replacement of Awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations.

5.6 Dividends and Dividend Equivalents. The following rules shall apply with respect to dividends or dividend equivalents on outstanding Awards:

(a) A Participant shall not be entitled to dividends or dividend equivalents with respect to an Option or an SAR.

(b) A Restricted Stock Unit Award or a Restricted Stock Award under which the number of shares of Stock to be issued to the Participant is contingent upon the satisfaction of one or more performance goals may provide that the Participant is entitled to receive payment of the same amount that the Participant would have received as cash dividends if, on each record date during the performance period relating to such Award, the Participant had been the holder of record of a number of shares of Stock equal to the number of Restricted Stock Units actually earned by the Participant based upon achievement of the performance goals; provided that payment of any such dividend equivalent shall be deferred until the date that the final award is determined, and shall only be paid to the extent that the Restricted Stock Units or Restricted Stock, as applicable, underlying the final award have been earned by the Participant based upon achievement of the performance goals, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

(c) Any Award not described in either subsection 5.6(a) or 5.6(b) may provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

5.7 Settlement of Awards. The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as "settlement" of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award settlement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee.

5.8 Transferability. Options are not transferable except: (i) as designated by the Participant by will or by the laws of descent and distribution, or (ii) by gift, provided that all restrictions contained in this Plan continue to apply to such Option as if such gift had not occurred and provided the Committee has approved such transfer by gift. Except as otherwise provided by the Committee, other Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

5.9 Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be filed with the Committee or its delegate at such times, in such form (which may include a requirement of a written election or a requirement to use an electronic or on-line system), and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

5.10 Agreement With Company. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of document as is determined by the Committee (and which may written or otherwise be set forth or delivered electronically). A copy of such document shall be provided, or otherwise made available, to the Participant, and the Committee may, but need not, require that the Participant sign a copy of such document or otherwise acknowledge receipt and acceptance in the manner acceptable to the Committee. Such document is referred to in the Plan as an "Award Agreement" regardless of whether any Participant signature (or acknowledgement or acceptance) is required.

5.11 Action by Company or Subsidiary. Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company.

5.12 Gender and Number. Where the context permits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

5.13 Limitation of Implied Rights.

(a) No employee or other person shall have any claim or right to be granted an Award under the Plan. Having received an Award under the Plan shall not give a Participant or any other person any right to receive any other Award under the Plan. A Participant shall have no rights in any Award, except as set forth herein and in the applicable Award Agreement.

(b) Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(c) The Plan does not constitute a contract of employment, in the case of a Participant who is an employee, or an agreement to renominate a director as a director, in the case of a Participant who is a Non-Employee Director, and selection as a Participant will not give any participating employee or Non-Employee Director the right to be retained in the employ, or remain a director, of the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a shareholder of the Company prior to the date on which the Participant fulfills all conditions for receipt of such rights.

5.14 Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

SECTION 6

CHANGE IN CONTROL

Except as otherwise provided in the Award Agreement reflecting the applicable Award, upon the occurrence of a Change in Control:

(a) All outstanding Options (regardless of whether in tandem with SARs) shall become fully vested and exercisable.

(b) All outstanding SARs (regardless of whether in tandem with Options) shall become fully vested and exercisable.

(c) All outstanding Awards of Restricted Stock and Restricted Stock Units shall become vested to the maximum extent provided in the Award, including any additional Stock that is to be granted on account of the satisfaction of conditions in the Award.

(d) All Incentive Awards shall be treated as determined by the Committee.

SECTION 7

COMMITTEE

7.1 Administration. The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this Section 7. The Committee shall be selected by the Board, and shall consist of at least two members and shall be appointed from among the members of the Board. Any member of the Committee may resign or be removed by the Board and new members may be appointed by the Board. Additionally, the Committee shall be constituted so as to satisfy at all times the outside director requirement of Code Section 162(m) and the regulations thereunder and the non-employee director requirement of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise determined by the Board, the Committee shall be the Management Development, Nominating and Governance Committee. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

7.2 Powers of Committee. The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by Section 8) to cancel or suspend Awards.

(b) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan, including an adjustment under subsection 5.2(d), is final and binding on all persons. Except to the extent precluded by applicable law, decisions made by the Committee under the Plan need not be uniform with respect to Participants notwithstanding that Participants are similarly situated.

7.3 Delegation by Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. If the Committee has made a permitted allocation or delegation, then all references to the Committee in the Plan include such person or persons with respect to whom the allocation or delegation is made to the extent of such allocation or delegation. Any such allocation or delegation may be revoked by the Committee at any time.

7.4 Information to be Furnished to Committee. The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee's or Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

SECTION 8

AMENDMENT AND SUSPENSION OF GRANTING AWARDS

8.1 Amendment of Plan and Suspension of Granting Awards. The Board or the Committee may, at any time, amend the Plan, except that the Board may amend the Plan to prohibit or restrict the Committee's power to amend the Plan after the time at which such amendment is adopted by the Board, and any such amendment by the Board shall not be subject to change by the Committee. Notwithstanding the foregoing sentence, (i) subject to subsection 8.2, no amendment may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary of the former Participant), adversely affect the rights of any Participant or beneficiary under any Award made prior to the date such amendment is adopted; (ii) no amendment may increase the limitations set forth in subsections 5.2(a) and 5.2(b), decrease the minimum Option or SAR Exercise Price set forth in subsection 2.2, increase the maximum term of an Option or SAR from the maximum term set forth in subsection 2.3 or amend subsections 2.4 or 2.5 unless any such amendment is approved by the Company's shareholders; and (iii) shareholders must approve any amendment of the Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, or (C) the listing requirements of any principal securities exchange or market on which the Stock is then traded. Adjustments pursuant to subsection 5.2(d) shall not be subject to the foregoing limitations of this Section 8. The Committee or the Board may at any time suspend, temporarily or permanently, granting Awards under the Plan.

8.2 Amendment, Modification or Cancellation of Awards. Except as provided in subsection 2.5 and subject to the requirements of the Plan, the Committee may modify or amend any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award, or amend, modify or cancel any terms and conditions applicable to any Award, in each case by mutual agreement between the Committee and the Participant or any other person(s) as may then have an interest in the Award, so long as any such action does not increase the number of shares of Stock issuable under the Plan (except as permitted by subsection 5.2(d)), but the Committee need not obtain Participant (or other interested party) consent for any such action that is permitted by the provisions of subsection 5.2(d) or for any such action: (i) to the extent the action is deemed necessary by the Committee to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the shares of Stock are then traded; (ii) to the extent the action is deemed necessary by the Committee to preserve favorable accounting or tax treatment of any Award for the Company; or (iii) to the extent the Committee determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant or any other person(s) as may then have an interest in the Award.

SECTION 9

INTERNAL REVENUE CODE SECTION 409A

Unless determined otherwise by the Committee, the Plan shall be administered in a manner that will enable an Award that is intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award that is intended to comply with Code Section 409A to continue to so comply. For purposes of any Award that is subject to Code Section 409A and with respect to which the terms and conditions of the Award Agreement, as determined by the Committee (or if applicable, elected by the Participant) at the time of grant provide for distribution or settlement of the Award upon the Participant's termination of employment, the Participant will be deemed to have terminated employment on the date on which the Participant incurs a "separation from service", within the meaning of Code Section 409A, and to the extent required in order to comply with Code Section 409A, no distribution or settlement of the Award shall be made until the date that is six months and one day following the date of the Participant's "separation from service". A Participant's "separation from service" shall occur when the Company reasonably anticipates that no further services will be performed by the Participant for the Company after a certain date or that the level of bona fide services the Participant will perform after such date will permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed by the Participant (whether as an employee or independent contractor) for the Company over the immediately preceding thirty-six (36) month period (or such lesser period of actual service). For purposes of this definition, the term "Company" includes each other corporation, trade or business that, with MGIC Investment Corporation, constitutes a controlled group of corporations or group of trades or businesses under common control within the meaning of Code Sections 414(b) or (c). For this purpose, Code Sections 414(b) and (c) shall be applied by substituting "at least 50 percent" for "at least 80 percent" each place it appears therein or in the regulations promulgated thereunder. A Participant is not considered to have incurred a "separation from service" if the Participant is absent from active employment due to military leave, sick leave or other bona fide leave of absence if the period of such leave does not exceed the greater of (i) six (6) months, or (ii) the period during which the Participant's right to reemployment by the Company or controlled group member is provided either by statute or by contract; provided that if the leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, the leave may be extended for up to twenty-nine (29) months without causing a "separation from service".

SECTION 10

DEFINED TERMS AND GOVERNING LAW

10.1 Defined Terms. In addition to the other definitions contained herein, the following definitions shall apply:

(a) Award. The term "Award" shall mean any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards and Incentive Awards.

(b) Board. The term "Board" shall mean the Board of Directors of the Company.

(c) CEO. The term "CEO" shall mean the Chief Executive Officer of the Company.

(d) Change in Control. The term "Change in Control" shall mean a change in control of the Company, as defined in the Annex hereto, provided that with respect to an Award that is subject to Code Section 409A, such change in control is also a change in ownership or effective control of a corporation or a change in ownership of a substantial portion of the assets of a corporation pursuant to Treasury Regulations section 1.409A-3(i)(5).

(e) Code. The term "Code" shall mean the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code and the regulations promulgated under such provision.

(f) Covered Employee. The term "Covered Employee" shall mean any employee of the Company or any Subsidiary who is not the CEO.

(g) Eligible Individual. The term "Eligible Individual" shall mean any executive officer or other key employee of the Company or a Subsidiary and any Non-Employee Director. An Award may be granted to an employee, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or a Subsidiary, provided that such Award shall not become vested prior to the date the employee first performs such services.

(h) Fair Market Value. For purposes of determining the "Fair Market Value" of a share of Stock as of any date, the following rules shall apply:

(i) If the principal market for the Stock is a national securities exchange, then the "Fair Market Value" as of that date shall be the last reported sale price of the Stock on that date on the principal exchange on which the Stock is then listed or admitted to trading.

(ii) If the last sale price is not available or if the principal market for the Stock is not a national securities exchange, then the "Fair Market Value" as of that date shall be the average between the highest bid and lowest asked prices for the Stock on such day as reported by the OTC Bulletin Board or the Pink OTC Markets Inc. or a comparable service.

(iii) If the day is not a business day, and as a result, paragraphs (i) and (ii) next above are inapplicable, the "Fair Market Value" of the Stock shall be determined as of the next earlier business day. If paragraphs (i) and (ii) next above are otherwise inapplicable, then the "Fair Market Value" of the Stock shall be determined in good faith by the Committee.

(i) Non-Employee Directors. The term "Non-Employee Director" means a member of the Board who is not an employee of the Company, any Subsidiary or of any person, directly or indirectly, controlling, controlled by or under common control with the Company and is not a member of the Board representing a particular holder of any class of securities of the Company.

(j) Performance Goal. The term "Performance Goal" means, with respect to any Award that is intended to constitute "performance based compensation" under Code Section 162(m), any goal or performance measure the Committee establishes that relates to one or more of the following:

- net income, pre-tax income or earnings before interest, taxes and depreciation and amortization,
- earnings per share,
- operating earnings, which is net income excluding realized gains and losses,
- cash flow, including operating cash flow, which excludes the same items as are excluded in operating earnings,
- return on assets or equity,
- expenses or a ratio related to expenses, such as the ratio of expenses from insurance operations to net premiums written or earned,
- incurred or paid losses or ratios related to those losses, such as the ratio of incurred losses to the net premiums written or earned,
- market share,
- book value,
- common stock share price, and
- total return to shareholders.

Each of the Performance Goals may be combined with other Performance Goals, and established (i) on a Company-wide basis or, where applicable, with respect to one or more Subsidiaries, operating units, divisions, books of business, new insurance written, types of insurance written by the Company, acquired businesses, minority investments, partnerships or joint ventures; (ii) on a relative or an absolute basis, or (iii) on a per share (either basic or fully diluted) or an aggregate basis.

With respect to each financial Performance Goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, if applicable. Unless otherwise determined by the Committee, the measurement of the Performance Goal shall exclude, to the extent applicable under the particular Performance Goal, the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary, unusual or non-recurring in nature or related to the acquisition or disposal of a business or related to a change in accounting principle all as determined in accordance with standards established by Accounting Standards Codification ("ASC") 225-20 (previously Opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30)) or other applicable or successor accounting provisions as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles, if applicable, or identified in the Company's financial statements or notes to the financial statements or the Company's Management's Discussion and Analysis. Unless otherwise determined by the Committee, the measurement of the Performance Goal shall also exclude, to the extent applicable under a particular Performance Goal, the effects of any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation judgments or settlements, (iii) the effect of changes in tax law or other laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under the Plan or any other compensation arrangement of the Company. With respect to an Award that is intended to constitute performance-based compensation for purposes of Code Section 162(m), any such Committee determination (and any adjustment resulting from any such determination) shall be consistent with the requirements of Code Section 162(m), and shall be made not later than 90 day after the beginning of the performance period (or, if earlier, before 25% of the applicable performance period has lapsed). With respect to an Award that is not intended to constitute performance-based compensation for purposes of Code Section 162(m), any such Committee determination may be made at any time.

In addition, in the case of Awards that the Committee determines at the date of grant will not be considered "performance-based compensation" under Code Section 162(m), the Committee may establish other Performance Goals not listed in the Plan.

Where applicable, the Performance Goals may be expressed, without limitation, in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers or a percentage) in the particular criterion or achievement in relation to a peer group or other index. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

(k) Stock. The Common Stock, $1.00 par value, of the Company.

(l) Subsidiary. The term "Subsidiary" and its plural means any company during any period in which it is a "subsidiary corporation" (as that term is defined in Code Section 424(f)) with respect to the Company.

The following terms are defined where indicated below:

Award Agreement	-- Subsection 5.10
Base Award	-- Subsection 3.2
Committee	-- Subsection 7.1
Effective Date	-- Subsection 5.1
Exchange Act	-- Subsection 7.1
Exercise Price	-- Subsection 2.2
Incentive Award	-- Subsection 4.1
ISO	-- Subsection 2.1(a)
Matching Award	-- Subsection 5.2(b)(iii)
NQO	-- Subsection 2.1(a)
Option	-- Subsection 2.1(a)
Participant	-- Subsection 1.2
Prior Plan	-- Subsection 5.1(b)
Stock	-- Subsection 1.1
Restricted Stock	-- Subsection 3.1
Restricted Stock Unit	-- Subsection 3.1
SAR	-- Subsection 2.1(b)

10.2 Governing Law. The Plan, and all Award Agreements, shall be construed in accordance with and governed by the laws of the State of Wisconsin, without reference to any conflict of law principles. As a condition of receiving any Award, a Participant agrees, on behalf of the Participant and all persons or entities that may claim through the Participant, that except to the extent otherwise determined by the Company in writing in the case of one or more Participants and communicated to an affected Participant in the same manner by which notices may be given under the Participant's Award Agreement (a) any legal action or proceeding with respect to the Plan, any Award or any Award Agreement, or for recognition and enforcement of any judgment in respect of the Plan, any Award or any Award Agreement, may be brought and determined only in a state court sitting in the County of Milwaukee, or the Federal District Court for the Eastern District of Wisconsin sitting in the County of Milwaukee, in the State of Wisconsin, and (b) any right to a jury trial is waived. No legal action or other proceeding may be brought by or on behalf of a Participant (or any beneficiary of the Participant) with respect to the Plan or any Plan Award more than one (1) year after the later of (i) the last date on which the act or omission giving rise to the legal action or proceeding occurred, or (ii) the date on which the individual or entity bringing the legal action or proceeding had knowledge (or reasonably should have had knowledge) of the act or omission.

ANNEX

Definition of "Change in Control of the Company" and Related Terms

1. Change in Control of the Company. A "Change in Control" of the Company shall be deemed to have occurred if an event set forth in any one of the following paragraphs shall have occurred:

(i) any Person (other than (A) the Company or any of its subsidiaries, (B) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or any of its subsidiaries, (C) an underwriter temporarily holding securities pursuant to an offering of such securities or (D) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock in the Company ("Excluded Persons")) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after January 1, 2011, pursuant to express authorization by the Board of Directors of the Company (the "Board") that refers to this exception) representing more than 50% of the total fair market value of the stock of the Company or representing more than 50% of the total voting power of the stock of the Company; or

(ii) during any 12 consecutive month period, the following individuals cease for any reason to constitute a majority of the number of directors of the Company then serving: (A) individuals who, on January 1, 2011, constituted the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Act) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors on January 1, 2011, or whose initial appointment, election or nomination for election as a director which occurred after January 1, 2011 was approved by such vote of the directors then still in office at the time of such initial appointment, election or nomination who were themselves either directors on January 1, 2011 or initially appointed, elected or nominated by such majority vote as described above ad infinitum (collectively the "Continuing Directors"); provided, however, that individuals who are appointed to the Board pursuant to or in accordance with the terms of an agreement relating to a merger, consolidation, or share exchange involving the Company (or any direct or indirect subsidiary of the Company) shall not be Continuing Directors for purposes of this Agreement until after such individuals are first nominated for election by a vote of at least a majority of the then Continuing Directors and are thereafter elected as directors by the shareholders of the Company at a meeting of shareholders held following consummation of such merger, consolidation, or share exchange; and, provided further, that in the event the failure of any such persons appointed to the Board to be Continuing Directors results in a Change in Control of the Company, the subsequent qualification of such persons as Continuing Directors shall not alter the fact that a Change in Control of the Company occurred; or

(iii) a merger, consolidation or share exchange of the Company with any other corporation is consummated or voting securities of the Company are issued in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company) pursuant to applicable stock exchange requirements, other than (A) a merger, consolidation or share exchange which would result in the voting securities of the Company entitled to vote generally in the election of directors outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof entitled to vote generally in the election of directors of such entity or parent outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after January 1, 2011, pursuant to express authorization by the Board that refers to this exception) representing at least 50% of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(iv) the sale or disposition by the Company of all or substantially all of the Company's assets to a Person (in one transaction or a series of related transactions within any period of 12 consecutive months), other than a sale or disposition by the Company of all or substantially all of the Company's assets to (a) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock; (b) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company; (c) a Person that owns, directly or indirectly, 50% or more of the total value or voting power of all of the outstanding stock of the Company; or (d) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding voting stock of the Company. It is understood that in no event shall a sale or disposition of assets be considered to be a sale of substantially all of the assets unless the assets sold or disposed of have a total gross fair market value of at least 40% of the total gross fair market value of all of the Company's assets immediately prior to such sale or disposition.

2. Related Definitions. For purposes of this Annex, the following terms, when capitalized, shall have the following meanings:

(i) Act. The term "Act" means the Securities Exchange Act of 1934, as amended.

(ii) Affiliate and Associate. The terms "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Act.

(iii) Beneficial Owner. A Person shall be deemed to be the "Beneficial Owner" of any securities:

(a) which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (A) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase, or (B) securities issuable upon exercise of Rights issued pursuant to the terms of the Company's Amended and Restated Rights Agreement, dated as of July 7, 2009, between the Company and Wells Fargo Bank Minnesota, National Association (as successor Rights Agent), as amended from time to time (or any successor to such Rights Agreement), at any time before the issuance of such securities;

(b) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Act), including pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this subsection 2(iii)(b) as a result of an agreement, arrangement or understanding to vote such security if the agreement, arrangement or understanding: (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Act and (B) is not also then reportable on a Schedule 13D under the Act (or any comparable or successor report); or

(c) which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in subsection 2(iii)(b) above) or disposing of any voting securities of the Company.

(iv) Person. The term "Person" shall mean any individual, firm, partnership, corporation or other entity, including any successor (by merger or otherwise) of such entity, or a group of any of the foregoing acting in concert.

(v) Stock. The term "stock" shall have the meaning contemplated by Treasury Regulation 1.409A-1 et seq.

MGIC



MGIC Investment Corporation

2010 Annual Report

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Financial Summary

	2008	2009	2010
Net income (loss) ($ millions)...........	(525.4)	(1,322.3)	(363.7)
Diluted earnings (loss) per share ($).....	(4.61)	(10.65)	(2.06)



Shareholders' Equity
($ millions)
2,434
1,303
1,669
2008
2009
2010



New Primary Insurance Written
($ billions)
48.2
19.9
12.3
2008
2009
2010



Direct Primary Insurance in Force
($ billions)
227.0
212.2
191.3
2008
2009
2010



Direct Primary Risk in Force
($ billions)
59.0
54.3
49.0
2008
2009
2010



Investment Portfolio,
Including Cash and Cash Equivalents
($ millions)
8,143
8,440
8,762
2008
2009
2010



Revenue
($ millions)
1,721
1,709
1,521
2008
2009
2010

Fellow Shareholders



2010 was marked with a difficult housing market and a fragile economic environment. In the earlier part of 2010 the economy showed signs of emerging from the Great Recession. However, as the year progressed the positive momentum began to fade due to continued high unemployment and the uncertainty surrounding the residential housing market, as housing values ended the year 3.9% lower according to the Federal Housing Finance Authority.

While we can't control the economic activity that impacts the labor and housing markets, we can focus on those operating items that we can influence, namely positioning MGIC to continue to write high quality new business, maintain a cost efficient operation and proactively mitigate losses. In April 2010 we increased the capital base of the company by approximately $1.1 billion in order to improve our capacity to absorb new business writings in 2011 and beyond, as well as to provide holding company liquidity. In May 2010 we introduced credit-tiered pricing that, when combined with our underwriting guidelines, makes MGIC's product offerings more competitive with FHA alternatives, especially for high credit caliber borrowers. The underwriting guidelines we put in place in 2008 continue to produce high quality business as measured by delinquency rates. The expense ratio for the company's insurance operations continues to be the lowest in the industry, at 16.3% for 2010, and reflects the productivity and professionalism that we have come to expect of MGIC co-workers.

The economic and operating environment of 2010, while improved from prior years, still resulted in a net loss of $363.7 million or a loss per share of $2.06. Reflecting a smaller in force book of business and a lower yield on the investment portfolio, total revenues were $1.5 billion (including $247 million of investment income earned on our cash and investment portfolio which totaled $8.8 billion as of December 31, 2010). Risk in force was $51.7 billion and loss reserves totaled $5.9 billion as of December 31, 2010. New insurance writings were $12.3 billion, which reflects the continued high market share of the FHA (due in part to GSE pricing policies that increased the cost of conventionally insured loans) and a lower overall origination market.

Despite elevated staffing levels and expenses for our loss mitigation efforts, as I mentioned earlier, we continued to maintain the lowest expense ratio in the industry. We reduced operating expenses by 6% in 2010, to $225 million, and by 12% in 2009. Losses incurred totaled $1.6 billion, a decrease of 52% or approximately $1.8 billion, when compared to 2009, reflecting a decrease in the total number of new delinquent loans. Finally, as expected, paid claims increased to $2.4 billion, up 41% from last year, as foreclosure completions continued to be elevated.

Loss mitigation remains a primary focus of the company. We have been working with servicers, investors and regulators to help all borrowers that are eligible for foreclosure prevention alternatives to be properly considered. In 2010 various loan modification programs that we support allowed more than 50,000 delinquent homeowners a chance to cure their delinquency and avoid a foreclosure. Importantly, the majority of these modifications resulted in a reduced monthly payment for the borrower, which should increase the success rate of the modifications. The percentage of claims resolved through rescissions and denials began to decline in 2010 and reduced our paid losses by approximately $1.2 billion for the full year. We expect that the benefit we will realize from loan modifications, rescissions and denials will be less in 2011 than it was in 2010.

The overall economy, including the housing sector, continues to show a great deal of volatility, which makes our ability to forecast difficult. With that in mind, we expect our new insurance writings will only be modestly higher than in 2010, as our industry recaptures market share from the FHA, despite a smaller origination market in 2011. We expect the number of delinquent loans to continue to trend lower throughout 2011, primarily as a result of an increase in the number of paid claims. The extent of the decline in the number of delinquent loans will be driven by the number of new delinquent notices received, the rate at which newer delinquencies cure and the rate of foreclosure completions on older delinquencies. Based on current economic forecasts of slow, but steady growth, we would expect that the cure rate for new delinquent loans will recover slowly throughout 2011, but not return to historic levels until 2013. Finally, we expect that paid claims will be higher in 2011 than in 2010.

Early in 2011 the Obama Administration and the Department of Housing and Urban Development issued a "white paper" outlining options that are intended to reduce the federal government's footprint in the residential mortgage market. The options outlined in the white paper, which include less participation by the FHA, Fannie Mae and Freddie Mac, are expected to be publicly debated for quite some time before legislative changes, if any, would occur. The Dodd-Frank Act definition of a "qualified residential mortgage" or QRM is expected to be published by federal regulators in the near future. Ultimately, the definition of QRM (which will affect risk retention for lenders/securitizers and borrower down payment requirements) along with changes to the FHA and the GSEs will determine how MGIC serves the credit enhancement needs of the residential mortgage markets. We continue to believe that there is a meaningful role for private mortgage insurance in United States residential housing policy as the main goal of the housing policy changes outlined by the Administration is to reduce taxpayer exposure to housing risk.

So, much like last year, our company and our industry will continue to deal with a difficult housing market, a fledgling economic recovery and emerging regulations regarding the structure of the mortgage market. We will continue to focus on those areas we can control, namely pricing, underwriting criteria, expenses, and loss mitigation. We will also continue to actively engage policy makers regarding the benefits of private capital and the operating efficiency of the private sector. In total we believe that the capital and operating strategy that we have put in place positions our company well for a better future.

Thank you for your support through another challenging year.

Respectfully,



Curt S. Culver
Chairman and Chief Executive Office

The factors discussed under "Risk Factors" following the "Management's Discussion and Analysis" in this Annual Report may cause actual results to differ materially from the results contemplated by forward looking statements made in the foregoing letter. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Statements in the letter that include words such as "may," "could," "expect," "believe" or "will" or words of similar import, are forward looking statements.

Five-Year Summary of Financial Information

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands of dollars, except per share data)				
Summary of Operations					
Revenues:					
Net premiums written	$ 1,101,795	$ 1,243,027	$ 1,466,047	$ 1,345,794	$ 1,217,236
Net premiums earned	$ 1,168,747	$ 1,302,341	$ 1,393,180	$ 1,262,390	$ 1,187,409
Investment income, net	247,253	304,678	308,517	259,828	240,621
Realized investment gains (losses), net, including net impairment losses	92,937	51,934	(12,486)	142,195	(4,264)
Other revenue	11,588	49,573	32,315	28,793	45,403
Total revenues	1,520,525	1,708,526	1,721,526	1,693,206	1,469,169
Losses and expenses:					
Losses incurred, net	1,607,541	3,379,444	3,071,501	2,365,423	613,635
Change in premium deficiency reserves	(51,347)	(261,150)	(756,505)	1,210,841	-
Underwriting and other expenses	225,142	239,612	271,314	309,610	290,858
Reinsurance fee	-	26,407	1,781	-	-
Interest expense	98,589	89,266	81,074	41,986	39,348
Total losses and expenses	1,879,925	3,473,579	2,669,165	3,927,860	943,841
(Loss) income before tax and joint ventures	(359,400)	(1,765,053)	(947,639)	(2,234,654)	525,328
Provision for (benefit from) income taxes	4,335	(442,776)	(397,798)	(833,977)	130,097
Income (loss) from joint ventures, net of tax	-	-	24,486	(269,341)	169,508
Net (loss) income	$ (363,735)	$ (1,322,277)	$ (525,355)	$ (1,670,018)	$ 564,739
Weighted average common shares outstanding (in thousands)	176,406	124,209	113,962	81,294	84,950
Diluted (loss) earnings per share	$ (2.06)	$ (10.65)	$ (4.61)	$ (20.54)	$ 6.65
Dividends per share	$ -	$ -	$ 0.075	$ 0.775	$ 1.00
Balance sheet data					
Total investments	$ 7,458,282	$ 7,254,465	$ 7,045,536	$ 5,896,233	$ 5,252,422
Cash and cash equivalents	1,304,154	1,185,739	1,097,334	288,933	293,738
Total assets	9,333,642	9,404,419	9,146,734	7,716,361	6,621,671
Loss reserves	5,884,171	6,704,990	4,775,552	2,642,479	1,125,715
Premium deficiency reserves	178,967	193,186	454,336	1,210,841	-
Senior notes and other debt	376,329	377,098	698,446	798,250	781,277
Convertible senior notes	345,000	-	-	-	-
Convertible junior debentures	315,626	291,785	272,465	-	-
Shareholders' equity	1,669,055	1,302,581	2,434,233	2,594,343	4,295,877
Book value per share	8.33	10.41	19.46	31.72	51.88

	Year Ended December 31,				
	2010	2009	2008	2007	2006
New primary insurance written ($ millions)	$ 12,257	$ 19,942	$ 48,230	$ 76,806	$ 58,242
New primary risk written ($ millions)	2,944	4,149	11,669	19,632	15,937
New pool risk written ($ millions) (1)	-	4	145	211	240
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	191,250	212,182	226,955	211,745	176,531
Direct primary risk	48,979	54,343	58,981	55,794	47,079
Direct pool risk (1)					
With aggregate loss limits	1,154	1,478	1,752	2,325	2,590
Without aggregate loss limits	1,532	1,951	2,521	4,131	4,417
Primary loans in default ratios					
Policies in force	1,228,315	1,360,456	1,472,757	1,437,432	1,283,174
Loans in default	214,724	250,440	182,188	107,120	78,628
Percentage of loans in default	17.48%	18.41%	12.37%	7.45%	6.13%
Percentage of loans in default — bulk	37.36%	40.87%	32.64%	21.91%	14.87%
Insurance operating ratios (GAAP)					
Loss ratio (2)	137.5%	259.5%	220.4%	187.3%	51.7%
Expense ratio (2)	16.3%	15.1%	14.2%	15.8%	17.0%
Combined ratio	153.8%	274.6%	234.6%	203.1%	68.7%
Risk-to-capital ratio (statutory)					
Mortgage Guaranty Insurance Corporation	19.8:1	19.4:1	12.9:1	10.3:1	6.4:1
Combined insurance companies	23.2:1	22.1:1	14.7:1	11.9:1	7.5:1

(1) In previous filings, we also disclosed the estimated risk amount that would credit enhance these loans to an 'AA' level based on a rating agency model. We did not renew our subscription to this model and no longer estimate this amount.

(2) The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio is the ratio, expressed as a percentage, of the combined insurance operations underwriting expenses to net premiums written.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have reproduced below the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" that appeared in our Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 1, 2011. Except for various cross-references, we have not changed what appears below from what was in our Form 10-K. As a result, the Management's Discussion and Analysis and Risk Factors are not updated to reflect any events or changes in circumstances that have occurred since our Annual Report on Form 10-K was filed with the SEC. Our Risk Factors are an integral part of Management's Discussion and Analysis and appear immediately after it.

Overview

Through our subsidiary MGIC, we are the leading provider of private mortgage insurance in the United States to the home mortgage lending industry.

As used below, "we" and "our" refer to MGIC Investment Corporation's consolidated operations. In the discussion below, we classify, in accordance with industry practice, as "full documentation" loans approved by GSE and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income. For additional information about such loans, see footnote (3) to the composition of primary default inventory table under "Results of Consolidated Operations—Losses—Losses Incurred" below. The discussion of our business in this document generally does not apply to our Australian operations which have historically been immaterial. The results of our operations in Australia are included in the consolidated results disclosed. For additional information about our Australian operations, see our risk factor titled "Our Australian operations may suffer significant losses" below and "Overview—Australia" below.

Forward Looking Statements

As discussed under "Forward Looking Statements and Risk Factors" in this Annual Report, actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. Therefore no reader of this document should rely on these statements being current as of any time other than the time at which this document was filed with the Securities and Exchange Commission.

Outlook

At this time, we are facing the following particularly significant challenges:

- Whether private mortgage insurance will remain a significant credit enhancement alternative for low down payment single family mortgages. A possible restructuring or change in the charters of the GSEs, or a definition of "qualified residential mortgages" ("QRM") that significantly impacts the volume of low down payment mortgages available to be insured could significantly affect our business. This challenge is discussed under "Fannie Mae and Freddie Mac" and "Qualified Residential Mortgages" below.

- Whether we may continue to write insurance on new residential mortgage loans due to actions our regulators or the GSEs could take due to an actual or projected deterioration in our capital position. This challenge is discussed under "Capital" below.

- Whether we will prevail in legal proceedings challenging whether our rescissions were proper. For additional information about this challenge see "Rescissions" below. An adverse outcome in these legal proceedings would negatively impact our capital position. See discussion of this challenge under "Capital" below.

Fannie Mae and Freddie Mac

In September 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry's inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. Such changes may allow the GSEs to reduce or eliminate the level of private mortgage insurance coverage that they use as credit enhancement, which could have a material adverse effect on our revenue, results of operations or financial condition. Dodd-Frank Act ("Dodd-Frank") required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released on February 11, 2011 and while it does not provide any definitive timelines for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government's footprint in housing finance, and help bring private capital back to the mortgage market. As a result of the matters referred to above, it is uncertain what role the GSEs will play in the domestic residential housing finance system in the future or the impact of any such changes on our business.

For a number of years, the GSEs have had programs under which on certain loans lenders could choose a mortgage insurance coverage percentage that was only the minimum required by their charters, with the GSEs paying a lower price for these loans ("charter coverage"). The GSEs have also had programs under which on certain loans they would accept a level of mortgage insurance above the requirements of their charters but below their standard coverage without any decrease in the purchase price they would pay for these loans ("reduced coverage"). Freddie Mac eliminated its reduced coverage program in 2009. Effective January 1, 2010, Fannie Mae broadly expanded the types of loans eligible for charter coverage and in the second quarter of 2010 Fannie Mae eliminated its reduced coverage program. In recent years, a majority of our volume was on loans with GSE standard coverage; almost all of the rest of our volume was on loans with reduced coverage, with only a minor portion of our volume on loans with charter coverage. The pricing changes we implemented on May 1, 2010 (see our risk factor titled "The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations") may eliminate a lender's incentive to use Fannie Mae charter coverage in place of standard coverage. During 2010, the portion of our volume insured either at charter coverage or reduced coverage has decreased compared to recent years and the portion of our volume insured at standard coverage has increased. We charge higher premium rates for higher coverage percentages. To the extent lenders selling loans to Fannie Mae in the future choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

For further discussion see our risk factors titled "Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses" and "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance."

Both of the GSEs have guidelines on terms under which they can conduct business with mortgage insurers, such as MGIC, with financial strength ratings below Aa3/AA-. (MGIC's financial strength rating from Moody's is Ba3, with a positive outlook and from Standard & Poor's is B+, with a negative outlook.) For information about how these guidelines could affect us, see our risk factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements."

Qualified Residential Mortgages

Dodd-Frank requires a securitizer and a lender who sells residential mortgages to a securitizer to retain collectively 5% of the risk associated with such mortgage loans that are securitized, with the retained risk allocated between the securitizer and the lender as defined by regulations to be adopted under Dodd-Frank by various federal financial institutions regulators. This risk retention requirement does not apply to mortgage loans that are QRMs or that are insured by the FHA or another federal agency. (The GSEs are not federal agencies for this purpose.) In defining a QRM the federal regulators are to take into account underwriting and product features, which we understand from reports about the scope of the definition that could be proposed, include the amount of the down payment. The federal regulators are also to take into account for such purpose, among other things, "standards with respect to mortgage guarantee insurance or other types of insurance or credit enhancement obtained at the time of origination, to the extent such insurance or credit enhancement reduces the risk of default." Although the definition of QRM had yet to be proposed at the time this Form 10-K was finalized, the federal regulators are expected to propose the definition in the near future. Depending on the extent of the down payment required for a QRM and to what extent, if any, the presence of mortgage insurance would be a substitute for a higher down payment, the amount of new insurance that we write may be materially adversely affected.

The following table shows the percentage of our new risk written by LTV for the years ended December 31, 2010 and 2009.

	Percentage of new risk written	
	2010	**2009**
LTV:		
85% and under	7%	12%
85.1 - 90%	48%	53%
90.1 - 95%	44%	34%
95.1 - 97%	1%	1%
> 97%	0%	0%

For further discussion see our risk factor titled "The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance."

Capital

<u>Insurance regulators</u>

Although we currently meet the minimum capital requirements of the jurisdictions in which we write business, in 2009, we requested and received from the Office of the Commissioner of Insurance for Wisconsin ("OCI") and insurance departments in certain other jurisdictions, waivers from their minimum capital requirements in order to prepare for the possibility that we would not meet those requirements in the future. We also funded MGIC Indemnity Corporation ("MIC") and obtained the required state and GSE approvals for MIC to write new business in jurisdictions where MGIC no longer met, or was not able to obtain a waiver of, the capital requirements. The GSEs have only approved MIC for use in certain states. The OCI or other insurance departments may modify or terminate MGIC's existing waivers or fail to renew them when they expire. For additional information see our risk factor titled "Even though our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received approval from the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and the GSEs, we cannot guarantee that the implementation of our plan will allow us to continue to write new insurance on an uninterrupted basis."

GSEs

The GSEs have approved us as an eligible mortgage insurer, under remediation plans, even though our insurer financial strength (IFS) rating is below the published GSE minimum. The GSEs may change the requirements under our remediation plans or fail to renew, when they expire, their approvals of MIC as an eligible insurer during periods when MGIC does not meet insurance department requirements. These possibilities could result from changes imposed on the GSEs by their regulator or due to an actual or GSE-projected deterioration in our capital position. For additional information about this challenge see our risk factors titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements" and "We have reported losses for the last four years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability."

Rescissions

Subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we can review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, claim rescissions and denials, which we collectively refer to as rescissions, were not a material portion of our claims resolved during a year. However, beginning in 2008 our rescissions of policies have materially mitigated our paid and incurred losses. While we have a substantial pipeline of claims investigations that we expect will eventually result in future rescissions, we expect that rescissions will not continue to mitigate paid and incurred losses at the same level we have recently experienced. In addition, if an insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion. These figures include amounts that would have resulted in either a claim payment or been charged to a deductible or aggregate loss limit under a bulk or pool policy, and may have been charged to a captive reinsurer, as shown in the table below. The amounts that would have been applied to a deductible do not take into account previous rescissions that may have been applied to a deductible.

Our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. The estimation of the impact of rescissions on losses incurred, included in the table below, must be considered together with the various other factors impacting losses incurred and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

	2010	2009	2008
		(In billions)	
Estimated rescission reduction - beginning reserve	$ 2.1	$ 0.5	$ 0.2
Estimated rescission reduction - losses incurred	0.2	2.5	0.4
Rescission reduction - paid claims	1.2	1.2	0.2
Amounts that may have been applied to a deductible	(0.2)	(0.3)	(0.1)
Net rescission reduction - paid claims	1.0	0.9	0.1
Estimated rescission reduction - ending reserve	$ 1.3	$ 2.1	$ 0.5

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Actions disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20 an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see Note 20 – "Litigation and contingencies" to our consolidated financial statements.

In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. Loans covered by this settlement agreement represented fewer than 10% of our policies in force as well as our delinquent inventory. Under this agreement, we waived certain of our rescission rights on loans subject to the agreement and the customer agreed to contribute to the cost of claims that we pay on those loans. The rescission rights we waived are for matters related to loan origination, which historically have been the basis for substantially all of our rescissions. In addition, under the agreement we reversed certain rescissions and the customer waived claims regarding certain other past rescissions. This agreement did not have a significant impact on our established loss reserves. We continue to discuss with other lenders their objections to material rescissions and/or the possibility of entering into a settlement agreement. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or legal proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability.

For further information see our risk factor titled "We may not continue to realize benefits from rescissions at the rates we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper."

Loan Modification and Other Similar Programs

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation (the "FDIC") and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in $3.2 billion of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. For internal reporting purposes, we assume approximately 50% of those modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program ("HAMP"). Some of HAMP's eligibility criteria relate to the borrower's current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 16,800 loans in our primary delinquent inventory at December 31, 2010 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through December 31, 2010 approximately 24,600 delinquent primary loans have cured their delinquency after entering HAMP and are not in default. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly in recent months and most of the loans currently in a trial period will not receive HAMP modifications. In September 2010, the U.S. Department of the Treasury directed several large loan servicers to change their processes for soliciting borrowers and determining eligibility for participation in HAMP. We are uncertain what effect such changes in processes will have on HAMP participation and any benefits we may receive from such participation.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower's mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. If a borrower's mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction. Nevertheless, we may, in our sole discretion, approve a particular modification where we agree to have the amount we are responsible to cover calculated after adding back the reduction.

Eligibility under loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

Various government entities and private parties have from time to time enacted foreclosure (or equivalent) moratoriums and suspensions (which we collectively refer to as moratoriums). There has been public discussion that additional government moratoriums may be effected in the near future if investigations by various government agencies indicate that large mortgage servicers and other parties acted improperly in foreclosure proceedings. We do not know what effect improprieties that may have occurred in a particular foreclosure have on the validity of that foreclosure, once it was completed and the property transferred to the lender. Under our policy, in general, completion of a foreclosure is a condition precedent to the filing of a claim.

Past moratoriums, which were imposed to afford time to determine whether loans could be modified, did not stop the accrual of interest or affect other expenses on a loan, and we cannot predict whether any future moratorium would do so. Therefore, unless a loan is cured during a moratorium, at the expiration of a moratorium, additional interest and expenses may be due to the lender from the borrower. For certain moratoriums (e.g., those imposed in order to afford time to modify loans), our paid claim amount may include some additional interest and expenses. For moratoriums instituted due to investigations into servicers and other parties' actions in foreclosure proceedings, our willingness to pay additional interest may be different, subject to the terms of our mortgage insurance policies. The various moratoriums may temporarily delay our receipt of claims and may increase the length of time a loan remains in our delinquent loan inventory.

Factors Affecting Our Results

Our results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

  - New insurance written, which increases insurance in force, and is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from the FHA, other mortgage insurers, GSE programs that may reduce or eliminate the demand for mortgage insurance and other alternatives to mortgage insurance. New insurance written does not include loans previously insured by us which are modified, such as loans modified under the Home Affordable Refinance Program.

- Cancellations, which reduce insurance in force. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book. Refinancings are also affected by current home values compared to values when the loans in the in force book became insured and the terms on which mortgage credit is available. Cancellations also include rescissions, which require us to return any premiums received related to the rescinded policy, and policies canceled due to claim payment, which require us to return any premium received from the date of default. Finally, cancellations are affected by home price appreciation, which can give homeowners the right to cancel the mortgage insurance on their loans.

- Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans. See our discussion of premium rate changes on new insurance written beginning May 1, 2010 under "Results of Consolidated Operations—New insurance written."

- Premiums ceded to reinsurance subsidiaries of certain mortgage lenders ("captives") and risk sharing arrangements with the GSEs.

Premiums are generated by the insurance that is in force during all or a portion of the period. A change in the average insurance in force in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by differences in the average premium rate between the two periods as well as by premiums that are returned or expected to be returned in connection with rescissions and premiums ceded to captives or the GSEs. Also, new insurance written and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

Our investment portfolio is comprised almost entirely of fixed income securities rated "A" or higher. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as net premiums received, investment earnings, net claim payments and expenses, less cash provided by (or used for) non-operating activities, such as debt or stock issuances or repurchases or dividend payments. Realized gains and losses are a function of the difference between the amount received on the sale of a security and the security's amortized cost, as well as any "other than temporary" impairments recognized in earnings. The amount received on the sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

- Losses incurred

Losses incurred are the current expense that reflects estimated payments that will ultimately be made as a result of delinquencies on insured loans. As explained under "Critical Accounting Policies" below, except in the case of a premium deficiency reserve, we recognize an estimate of this expense only for delinquent loans. Losses incurred are generally affected by:

- The state of the economy, including unemployment, and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of new delinquencies has historically followed a seasonal pattern, with new delinquencies in the first part of the year lower than new delinquencies in the latter part of the year, though this pattern can be affected by the state of the economy and local housing markets.

- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.

- The size of loans insured, with higher average loan amounts tending to increase losses incurred.

- The percentage of coverage on insured loans, with deeper average coverage tending to increase incurred losses.

- Changes in housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages as well as borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance.

- The rate at which we rescind policies. Our estimated loss reserves reflect mitigation from rescissions of policies and denials of claims. We collectively refer to such rescissions and denials as "rescissions" and variations of this term.

- The distribution of claims over the life of a book. Historically, the first two years after loans are originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency (percentage of insurance remaining in force from one year prior), the condition of the economy, including unemployment and housing prices, and other factors can affect this pattern. For example, a weak economy or housing price declines can lead to claims from older books increasing, continuing at stable levels or experiencing a lower rate of decline. See further information under "Mortgage Insurance Earnings and Cash Flow Cycle" below.

- Changes in premium deficiency reserve

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserve has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

- Underwriting and other expenses

The majority of our operating expenses are fixed, with some variability due to contract underwriting volume. Contract underwriting generates fee income included in "Other revenue."

- Interest expense

Interest expense reflects the interest associated with our outstanding debt obligations. The principal amount of our long-term debt obligations at December 31, 2010 is comprised of $77.4 million of 5.625% Senior Notes due in September 2011, $300 million of 5.375% Senior Notes due in November 2015, $345 million of 5% Convertible Senior Notes due in 2017 and $389.5 million of 9% Convertible Junior Subordinated Debentures due in 2063 (interest on these debentures accrues and compounds even if we defer the payment of interest), as discussed in Note 8 – "Debt" to our consolidated financial statements and under "Liquidity and Capital Resources" below. At December 31, 2010, the convertible debentures are reflected as a liability on our consolidated balance sheet at the current amortized value of $315.6 million, with the unamortized discount reflected in equity.

Mortgage Insurance Earnings and Cash Flow Cycle

In our industry, a "book" is the group of loans insured in a particular calendar year. In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and increasing losses.

Australia

In 2007, we began providing mortgage insurance to lenders in Australia. At December 31, 2010 the equity value of our Australian operations was approximately $131 million and our risk in force in Australia was approximately $1.0 billion. In Australia, mortgage insurance is a single premium product that covers the entire loan balance. As a result, our Australian risk in force represents the entire amount of the loans that we have insured. However, the mortgage insurance we provide only covers the unpaid loan balance after the sale of the underlying property. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia.

Summary of 2010 Results

Our results of operations for 2010 were principally affected by the factors referred to below.

- Net premiums written and earned

Net premiums written and earned during 2010 decreased when compared to 2009. The decrease is due to the lower average insurance in force and higher levels of premium refunds, offset by lower ceded premiums due to captive terminations and run-offs.

- Investment income

Investment income in 2010 was lower when compared to 2009 due to a decrease in the pre-tax yield.

- Realized gains (losses) and other-than-temporary impairments

Net realized gains for 2010 included $102.6 million in net realized gains on the sale of fixed income investments and $9.6 million in other-than-temporary impairment ("OTTI") losses. Net realized gains for 2009 included $92.9 million in net realized gains on the sale of fixed income investments and $40.9 million in OTTI losses.

- Losses incurred

Losses incurred for 2010 significantly decreased compared to 2009 primarily due to the decrease in the primary default inventory, compared to an increase in 2009. The primary default inventory decreased by 35,716 delinquencies in 2010, compared to an increase of 68,252 in 2009. The estimated severity decreased in both 2010 and 2009. The estimated claim rate increased slightly in both 2010 and 2009.

- Change in premium deficiency reserve

During 2010 the premium deficiency reserve on Wall Street bulk transactions declined by $14 million from $193 million, as of December 31, 2009, to $179 million as of December 31, 2010. The decrease in the premium deficiency reserve represents the net result of actual premiums, losses and expenses as well as a change in net assumptions for the period. The change in net assumptions for 2010 is primarily related to higher estimated ultimate premiums. The $179 million premium deficiency reserve as of December 31, 2010 reflects the present value of expected future losses and expenses that exceeds the present value of expected future premium and already established loss reserves.

- Underwriting and other expenses

Underwriting and other expenses for 2010 decreased when compared to 2009. The decrease reflects our lower contract underwriting volume as well as reductions in headcount.

- Interest expense

Interest expense for 2010 increased when compared to 2009. The increase is due to the issuance of our 5% Convertible Senior Notes in April 2010 as well as an increase in amortization on our junior debentures.

- Benefit from income taxes

The effective tax rate provision on our pre-tax loss was 1.2% in 2010, compared to the effective tax rate benefit of (25.1%) in 2009. During those periods, the benefit from income taxes was eliminated or reduced by the establishment of a valuation allowance. The difference in the rate was primarily the result of the elimination of the entire tax benefit due to an increase in the valuation allowance in 2010, while the tax benefit was not completely eliminated due to the establishment of the valuation allowance in 2009.

Results of Consolidated Operations

New insurance written

The amount of our primary new insurance written during the years ended December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Total Primary NIW (In billions)	$ 12.3	$ 19.9	$ 48.2
Refinance volume as a % of primary NIW	32%	40%	26%

The decrease in new insurance written in 2010, compared to 2009, was primarily due to a lower overall origination market, the continued high market share of FHA and a loss of business from a major lender as a result of our rescission practices.

The decrease in new insurance written in 2009, compared to 2008, was primarily due to changes in our underwriting guidelines, designed to improve the credit risk profile of our new insurance written, as well as premium rate increases.

We expect new insurance written in 2011 to increase modestly over the $12 billion written in 2010. Our level of new insurance written could also be affected by other items, including those noted in our Risk Factors.

Beginning on May 1, 2010, in a majority of states we began pricing our new insurance written considering, among other things, the borrower's credit score ("credit-tiered pricing"). During the third quarter of 2010, we implemented these changes in the remaining states. We made these rate changes to be more competitive with insurance programs offered by the FHA. These rate changes, in isolation, would have resulted in lower premiums being charged for a substantial majority of our new insurance written. However, beginning in the fourth quarter of 2009, the average coverage percentage of our new insurance written increased. We believe the increased coverage was due in part to the elimination of Fannie Mae's reduced coverage program. See our risk factor titled "Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses." Because we charge higher premiums for higher coverages, the higher coverages combined with the May 1, 2010 premium rate changes, has led to the premium yield remaining stable. We cannot predict whether our new business written in the future will continue to have higher coverages. For more information about our rate changes, see our Form 8-K that was filed with the SEC on February 23, 2010.

Effective October 4, 2010, the FHA simultaneously reduced its upfront mortgage insurance premium and increased its annual premium. The new FHA pricing when compared to our credit-tiered pricing, may allow us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores (those of at least 720). We cannot predict, however, what impact these premium changes will have on new insurance written in the future.

Beginning in 2009 the GSEs began charging lenders Loan Level Price Adjustments (LLPAs) that are assessed on all loans purchased or guaranteed by the GSEs and are based upon certain, eligibility or other loan features, or combination of features, including but not limited to loan to value ratio and the borrowers credit score. Recently both GSEs announced an increase in these fees which will take effect in the early part of 2011. Typically these fees are passed through to the consumer thus increasing their financing costs. These fees reduce, but do not eliminate, the increased competitiveness of our credit tiered pricing versus the revised FHA pricing for certain LTV and credit score combinations.

From time to time, in response to market conditions, we change the types of loans that we insure and the guidelines under which we insure them. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together these exceptions accounted for fewer than 5% of the loans we insured in recent quarters. Beginning in September 2009, we have made changes to our underwriting guidelines that have allowed certain loans to be eligible for insurance that were not eligible prior to those changes and we expect to continue to make equivalent changes in appropriate circumstances in the future. Our underwriting guidelines are available on our website at http://www.mgic.com/guides/underwriting.html.

Cancellations, insurance in force and risk in force

New insurance written and cancellations of primary insurance in force during the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
		(In billions)	
NIW	$ 12.3	$ 19.9	$ 48.2
Cancellations	(33.2)	(34.7)	(32.9)
Change in primary insurance in force	$ (20.9)	$ (14.8)	$ 15.3
Direct primary insurance in force as of December 31,	$ 191.3	$ 212.2	$ 227.0
Direct primary risk in force as of December 31,	$ 49.0	$ 54.3	$ 59.0

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. Cancellations also include rescissions and policies cancelled due to claim payment. During 2009 and 2010, cancellations due to rescissions and claim payments have comprised a significant amount of our cancellations.

Our persistency rate was 84.4% at December 31, 2010 compared to 84.7% at December 31, 2009 and 84.4% at December 31, 2008. These improved persistency rates (compared to those experienced a few years ago and earlier) reflect the more restrictive credit policies of lenders (which make it more difficult for homeowners to refinance loans), as well as declines in housing values.

Bulk transactions

We ceased writing Wall Street bulk business in the fourth quarter of 2007. In addition, we wrote no new business through the bulk channel since the second quarter of 2008. We expect the volume of any future business written through the bulk channel will be insignificant. Wall Street bulk transactions, as of December 31, 2010, included approximately 89,000 loans with insurance in force of approximately $14.1

billion and risk in force of approximately $4.2 billion, which is approximately 63% of our bulk risk in force.

Pool insurance

We are currently not issuing new commitments for pool insurance and expect that the volume of any future pool business will be insignificant.

Our direct pool risk in force was $2.7 billion ($1.2 billion on pool policies with aggregate loss limits and $1.5 billion on pool policies without aggregate loss limits) at December 31, 2010 compared to $3.4 billion ($1.5 billion on pool policies with aggregate loss limits and $1.9 billion on pool policies without aggregate loss limits) at December 31, 2009. In previous filings, we also disclosed the estimated risk amount that would credit enhance the pool policies with no aggregate loss limits to a 'AA' level based on a rating agency model. We did not renew our subscription to this model and, and as a result, no longer estimate this amount.

One of our pool insurance insureds is computing the aggregate loss limit under a pool insurance policy at a higher level than we are computing this limit because we believe the original aggregate limit decreases over time while the insured believes the limit remains constant. At December 31, 2010, the difference was approximately $535 million and under our interpretation this difference will increase by approximately $205 million in August 2011 and will continue to increase in August of years thereafter. This difference has had no effect on our results of operations because the aggregate paid losses plus the portion of our loss reserves attributable to this policy have been below our interpretation of the loss limit. Based on our interpretation of the pool insurance policy, and our expected loss development, we believe that at a point some time in the not too distant future, the losses from delinquent loans under this policy will exceed our view of the aggregate loss limit, with the result that we will not recognize the excess portion of such losses as incurred losses. The difference in interpretation has had no effect on our pool loss forecasts because we do not include the benefits of the aggregate loss limit under this policy in those forecasts.

Net premiums written and earned

Net premiums written and earned during 2010 decreased when compared to 2009. The decrease is due to lower average insurance in force and higher levels of premium refunds, offset by lower ceded premiums due to captive terminations and run-offs. In a captive termination, the arrangement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. In a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans.

Net premiums written and earned during 2009 decreased when compared to 2008 due to a lower average insurance in force and lower average premium yields which were a result of the shift in the mix of newer writings to loans with lower loan-to-value ratios, higher FICO scores and full documentation, which carry lower premium rates, offset by lower ceded premiums due to captive terminations and run-offs. Our net premiums written and earned during 2009 were also negatively impacted as a result of higher levels of rescissions as well as increases in our estimates for expected premium refunds due to increases in our expected rescission levels during that year.

We expect our average insurance in force to continue to decline through 2011 because our expected new insurance written levels are not expected to exceed our cancellation activity. We expect our premium yields (net premiums written or earned, expressed on an annual basis, divided by the average insurance in force) in 2011 to continue at approximately the level experienced during 2010.

Risk sharing arrangements

For the year ended December 31, 2010, approximately 5% of our flow new insurance written was subject to arrangements with captives which was comparable to the year ended December 31, 2009. We expect the percentage of new insurance written subject to risk sharing arrangements to approximate 5% in 2011 for the reasons discussed below.

Effective January 1, 2009, we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured through December 31, 2008 under excess of loss agreements will run off pursuant to the terms of the particular captive arrangement. New business will continue to be ceded under quota share reinsurance arrangements, limited to a 25% cede rate. Beginning in 2008, many of our captive arrangements have either been terminated or placed into run-off.

We anticipate that our ceded premiums related to risk sharing agreements will continue to decline in 2011 for the reasons discussed above.

See discussion under "-Losses—Losses Incurred" regarding losses assumed by captives.

In June 2008 we entered into a reinsurance agreement that was effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began on April 1, 2008 and was scheduled to end on December 31, 2010, subject to two one-year extensions that could have been exercised by the reinsurer. Due to our rating agency downgrades in the first quarter of 2009, under the terms of the reinsurance agreement we ceased being entitled to a profit commission, making the agreement less favorable to us. Effective March 20, 2009, we terminated this reinsurance agreement. The termination resulted in a reinsurance fee of $26.4 million as reflected in our results of operations for the year ended December 31, 2009. There are no further obligations under this reinsurance agreement.

Investment income

Investment income for 2010 decreased when compared to 2009 due to a decrease in the average investment yield. The decrease in the average investment yield was caused both by decreases in prevailing interest rates and a decrease in the average maturity of our investments. The average maturity of our investments has continued to decrease as the proceeds from the April 2010 offerings have been invested in shorter term instruments. See further discussion under "Liquidity and Capital Resources" below. The portfolio's average pre-tax investment yield was 2.5% at December 31, 2010 and 3.6% at December 31, 2009. The portfolio's average pre-tax investment yield, excluding cash and cash equivalents, was 3.0% at December 31, 2010 and 4.0% at December 31, 2009.

Investment income for 2009 decreased when compared to 2008 due to a decrease in the average investment yield, offset by an increase in the average amortized cost of invested assets. The decrease in the average investment yield was caused both by decreases in prevailing interest rates and a decrease in the average maturity of our investments. The portfolio's average pre-tax investment yield was 3.9% at December 31, 2008 and 4.0% excluding cash and cash equivalents.

We expect a decline in investment income in 2011, compared to 2010, as the average amortized cost of invested assets decreases due to claim payments exceeding premiums received in future periods. See further discussion under "Liquidity and Capital Resources" below.

Realized gains and other-than-temporary impairments

We had net realized investment gains of $102.6 million in 2010, compared to $92.9 million in 2009. The net realized gains on investments in 2010 and 2009 are primarily the result of the sale of fixed income securities. We are in the process of reducing the proportion of our investment portfolio in tax exempt municipal securities and increasing the proportion of taxable securities. We are shifting the portfolio to taxable securities because the tax benefits of holding tax exempt municipal securities are no longer available based on our recent net operating losses. We also are disposing of securities to decrease the duration of the portfolio to provide cash to meet our anticipated claim payment obligations.

Net impairment losses recognized in earnings were $9.6 million in 2010 compared to $40.9 million in 2009. The impairment losses in 2010 included credit losses related to debt instruments issued by health facilities, an inflation linked bond and specific issuer auction rate securities. The impairment losses in 2009 included credit losses related to collateralized debt obligations, debt instruments issued by health facilities and mortgage backed bonds.

We had net realized investment gains of $52.9 million in 2008. Realized gains for 2008 included $62.8 million from the sale of our interest in Sherman, which was offset by realized losses on sales of investments of $9.9 million.

Net impairment losses recognized in earnings were $65.4 million in 2008. The impairment losses in 2008 included debt instruments issued by Fannie Mae, Freddie Mac, Lehman Brothers and AIG.

Other revenue

Other revenue for 2010 decreased, when compared to 2009, due to gains of $27.2 million in 2009 from the repurchase of our September 2011 Senior Notes and a decrease in contract underwriting revenues.

Other revenue for 2009 increased, when compared to 2008, due to gains of $27.2 million recognized from the repurchase of our September 2011 Senior Notes, somewhat offset by decreases in contract underwriting revenues.

Losses

As discussed in "Critical Accounting Policies" below and consistent with industry practices, we establish loss reserves for future claims only for loans that are currently delinquent. The terms "delinquent" and "default" are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due. Loss reserves are established based on estimating the number of loans in our default inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Historically, a substantial majority of borrowers have eventually cured their delinquent loans by making their overdue payments, but this percentage has decreased significantly in recent years.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the economy, including unemployment and local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values, which expose us to greater losses on resale of properties obtained through the claim settlement process and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Our estimates are also affected by any agreements we enter into regarding claim payments, such as the settlement agreement discussed below under "Losses incurred". Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. See our risk factor titled "We may not continue to realize benefits from rescissions at the levels we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper."

Our estimates could also be positively affected by efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers in reducing their mortgage payments, and forestalling foreclosures. If these benefits occur, we anticipate they will do so under non-HAMP programs. See discussion of HAMP under "Overview – Loan Modification and Other Similar Programs."

Losses incurred

In 2010, net losses incurred were $1,608 million, of which $1,875 million related to current year loss development and ($267) million related to favorable prior years' loss development. In 2009, net losses incurred were $3,379 million, of which $2,913 million related to current year loss development and $466 million related to unfavorable prior years' loss development. See Note 10 – "Loss reserves" to our Consolidated Financial Statements.

Current year losses incurred decreased in 2010 compared to 2009 primarily due to a decrease in the number of new notices received, from 259,876 in 2009 to 205,069 in 2010, as well as an increase in the percentage of new notices that cured from delinquency, which decreases the claim rate on new notices. These factors were somewhat offset by a smaller benefit from captive arrangements. Current year losses incurred increased in 2009 compared to 2008 primarily due to an increase in claim rates and a smaller benefit from captive arrangements, offset by a decrease in severity. The increase in claim rates experienced during 2009 was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. The increase in 2009 claim rates was significantly mitigated by an increase in expected rescission levels. The smaller benefit from captive arrangements is due to captive terminations in 2009 and late 2008. The decrease in severity, compared to an increase in 2008, was primarily due to an increase in expected rescission levels. The average exposure on policies rescinded in 2009 was higher than the average exposure on claims paid.

The amount of losses incurred relating to default notices received in prior years represents the actual claim rate and severity associated with those default notices resolved in the current year to the extent it differs from the estimated liability at the prior year-end, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation of the claim rate and severity is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure. The $266.9 million decrease in losses incurred in 2010 related to prior years was primarily related to a decrease in the expected claim rate on the defaults that occurred in prior periods which accounted for approximately $402 million of the decrease. The decrease in the claim rate is based on the resolution of approximately 55% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The decrease in the claim rate was due to greater cures experienced during 2010, a portion of which resulted from loan modifications. The decrease in the expected claim rate on prior defaults was partially offset by an increase in severity on pool defaults that occurred in prior periods which approximated $155 million. The increase in pool severity was based on the resolution of defaults that occurred in prior periods with higher claim amounts, which in part, were applied to remaining deductibles on certain pool policies. The remaining decrease in losses incurred related to prior years of approximately $20 million related to LAE reserves and reinsurance. Of the 250,440 primary defaults in our December 31, 2009 inventory, 109,920 primary defaults, approximately 44%, remained in our default inventory one year later at December 31, 2010. These defaults have a higher estimated claim rate when compared to a year ago because our experience is that as a default ages it become more likely to result in a claim payment (see further discussion below). Historically, approximately 75% of our default inventory was resolved in one year.

The $466.8 million increase in losses incurred in 2009 related to prior years was primarily related to an increase in the claim rate on defaults that occurred in prior periods which accounted for approximately $337 million of the increase. The increase in the claim rate is based on the resolution of approximately 50% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The increase in the claim rate was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments. The increase in losses incurred in 2009 related to prior years was also due to an increase in severity on defaults that occurred in prior periods which accounted for approximately $137 million of the increase. The increase in severity was related to the weakening of the housing and mortgage markets which resulted in adverse claim sizes. The remaining increase in losses incurred related to prior years of approximately $7 million related to LAE reserves and reinsurance. The $387.1 million increase in losses incurred in 2008 related to prior years was primarily related to the significant increase in severity during the year, as compared to our estimates when originally establishing the reserves at December 31, 2007.

The decrease in the primary default inventory experienced during 2010 was generally across all markets and all book years. However the number of consecutive months a loan remains in the default inventory (the age of the item in default) has continued to increase, as shown in the table below. Historically as a default ages it becomes more likely to result in a claim. The impact of the decrease in the primary default inventory and estimated severity on losses incurred was partially offset by the impact of the increased age of the primary default inventory.

Aging of the Primary Default Inventory

	December 31, 2010		December 31, 2009		December 31, 2008	
Consecutive months in the default inventory						
3 months or less	37,640	18%	48,252	19%	60,113	33%
4 - 11 months	58,701	27%	98,210	39%	75,476	41%
12 months or more	118,383	55%	103,978	42%	46,599	26%
Total primary default inventory.	214,724	100%	250,440	100%	182,188	100%
Loans in default in our claims received inventory	20,898	10%	16,389	7%	13,275	7%

The length of time a loan is continuously in the default inventory can differ from the number of payments that the borrower has not made or is considered delinquent. These differences typically result from a borrower making monthly payments that do not result in the loan becoming fully current. The number of payments that a borrower is delinquent is shown in the table below.

Number of Payments Delinquent

	December 31, 2010		December 31, 2009		December 31, 2008	
3 payments or less	51,003	24%	60,970	24%	68,010	37%
4 - 11 payments	65,797	31%	105,208	42%	76,194	42%
12 payments or more	97,924	45%	84,262	34%	37,984	21%
Total primary default inventory..	214,724	100%	250,440	100%	182,188	100%

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired. We are currently reviewing the loan files for the majority of the claims submitted to us.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we can review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, claim rescissions were not a material portion of our claims resolved during a year. However, beginning in 2008 our rescissions of policies have materially mitigated our paid and incurred losses. While we have a substantial pipeline of claims investigations that we expect will eventually result in future rescissions, we expect that rescissions will not continue to mitigate paid and incurred losses at the same level we have recently experienced. In addition, if an insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion. These figures include amounts that would have resulted in either a claim payment or been charged to a deductible or aggregate loss limit under a bulk or pool policy, and may have been charged to a captive reinsurer, as shown in the table below. The amounts that would have been applied to a deductible do not take into account previous rescissions that may have been applied to a deductible.

Our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. The estimation of the impact of rescissions on losses incurred, included in the table below, must be considered together with the various other factors impacting losses incurred and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

	2010	2009	2008
		(In billions)	
Estimated rescission reduction - beginning reserve	$ 2.1	$ 0.5	$ 0.2
Estimated rescission reduction - losses incurred	0.2	2.5	0.4
Rescission reduction - paid claims	1.2	1.2	0.2
Amounts that may have been applied to a deductible	(0.2)	(0.3)	(0.1)
Net rescission reduction - paid claims	1.0	0.9	0.1
Estimated rescission reduction - ending reserve	$ 1.3	$ 2.1	$ 0.5

The $2.5 billion estimated mitigation of incurred losses during 2009 represents both the claims not paid in the period due to rescissions, as well as an increasing default inventory and an increasing expected rescission rate for loans in default. Even though rescissions mitigated our paid losses by a similar amount in 2010 as compared to 2009, the estimated mitigation of incurred losses declined to $0.2 billion for 2010. This decrease was caused by a decline in our default inventory in 2010, compared to an increase in 2009, as well as a modest decline in the expected rescission rate for loans in our default inventory during 2010 compared to a significantly increasing expected rescission rate during 2009 and a decrease in exposure on expected rescissions.

At December 31, 2010, our loss reserves continued to be significantly impacted by expected rescission activity. We expect that the reduction of our loss reserves due to rescissions will continue to decline because our recent experience indicates new notices in our default inventory have a lower likelihood of being rescinded than those already in the inventory due to their product mix, geographic location and vintage.

The liability associated with our estimate of premiums to be refunded on expected future rescissions is accrued for separately. At December 31, 2010 and 2009 the estimate of this liability totaled $101 million and $88 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. Changes in the liability affect premiums written and earned and change in premium deficiency reserve, respectively.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Actions disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20 an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see Note 20 – "Litigation and contingencies" to our consolidated financial statements.

In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. Loans covered by this settlement agreement represented fewer than 10% of our policies in force as well as our delinquent inventory. Under this agreement, we waived certain of our rescission rights on loans subject to the agreement and the customer agreed to contribute to the cost of claims that we pay on those loans. The rescission rights we waived are for matters related to loan origination, which historically have been the basis for substantially all of our rescissions. In addition, under the agreement we reversed certain rescissions and the customer waived claims regarding certain other past rescissions. This agreement did not have a significant impact on our established loss reserves. We continue to discuss with other lenders their objections to material rescissions and/or the possibility of entering into a settlement agreement. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or legal proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received in the most recent two quarters to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

As of December 31, 2010
Ever to Date Rescission Rates on Primary Claims Received
(based on count)

Quarter in Which the Claim was Received	ETD Rescission Rate (1)	ETD Claims Resolution Percentage (2)
Q2 2009	28.0%	99.8%
Q3 2009	27.5%	99.9%
Q4 2009	24.0%	99.5%
Q1 2010	20.7%	97.6%
Q2 2010	18.5%	92.5%

(1) This percentage is claims received during the quarter shown that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown. In certain cases we rescind coverage before a claim is received. Such rescissions, which have not been material, are not included in the statistics in the table.

(2) This percentage is claims received during the quarter shown that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims for which we have informed the insured of our decision not to pay the claim. Although our decision to not pay a claim is made after we have given the insured an opportunity to dispute the facts underlying our decision to not pay the claim, these decisions are sometimes reversed after further discussion with the insured. The number of rescission reversals has been immaterial.

We anticipate that the ever-to-date rescission rate on the more recent quarters will increase, to a greater or lesser degree, as the ever-to-date resolution percentage moves closer to 100%.

As discussed under "–Risk sharing arrangements," a portion of our flow new insurance written is subject to reinsurance arrangements with lender captives. The majority of these reinsurance arrangements have, historically, been aggregate excess of loss reinsurance agreements, and the remainder were quota share agreements. Effective January 1, 2009 we are no longer ceding new business under excess of loss reinsurance treaties with lender captives. Loans reinsured through December 31, 2008 under excess of loss agreements will run off pursuant to the terms of the particular captive arrangement. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss, which is typically between 4% and 5%, the captives are responsible for the second aggregate layer of loss, which is typically 5% or 10%, and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically ranged from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives' portion of both premiums and losses typically ranging from 25% to 50%. Beginning June 1, 2008 new loans insured through quota share captive arrangements are limited to a 25% cede rate.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off, in which case no new business would be ceded to the captive. In the event that the captive's incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captive's obligations, transfer the assets in the trust accounts to us, and retain all future premium payments. We intend to exercise this additional remedy when it is available to us. However, if the captive would challenge our right to do so, the matter would be determined by arbitration. The reinsurance recoverable on loss reserves related to captive agreements was approximately $248 million at December 31, 2010 and $297 million at December 31, 2009. The total fair value of the trust fund assets under these agreements at December 31, 2010 was $510 million, compared to $547 million at December 31, 2009. Trust fund assets of $38 million and $119 million were transferred to us as a result of captive terminations during 2010 and 2009, respectively.

In 2010 the captive arrangements reduced our losses incurred by approximately $113 million, compared to a $234 million captive reduction in 2009. We anticipate that the reduction in losses incurred will continue to be lower in 2011, as some of our captive arrangements were terminated in 2009 and 2010.

A rollforward of our primary insurance default inventory for the years ended December 31, 2010, 2009 and 2008 appears in the table below. The information concerning new notices and cures is compiled from monthly reports received from loan servicers. The level of new notice and cure activity reported in a particular month can be influenced by, among other things, the date on which a servicer generates its report and by transfers of servicing between loan servicers.

	2010	2009	2008
Default inventory at beginning of period	250,440	182,188	107,120
Plus: New Notices	205,069	259,876	263,603
Less: Cures	(183,017)	(149,251)	(161,069)
Less: Paids (including those charged to a deductible or captive)	(43,826)	(29,732)	(25,318)
Less: Rescissions and denials	(13,942)	(12,641)	(2,148)
Default inventory at end of period	214,724	250,440	182,188

Information about the composition of the primary insurance default inventory at December 31, 2010, December 31, 2009 and December 31, 2008 appears in the table below.

	December 31,		
	2010	2009	2008
Total loans delinquent (1)	214,724	250,440	182,188
Percentage of loans delinquent (default rate)	17.48%	18.41%	12.37%
Prime loans delinquent (2)	134,787	150,642	95,672
Percentage of prime loans delinquent (default rate)	13.11%	13.29%	7.90%
A-minus loans delinquent (2)	31,566	37,711	31,907
Percent of A-minus loans delinquent (default rate)	36.69%	40.66%	30.19%
Subprime credit loans delinquent (2)	11,132	13,687	13,300
Percentage of subprime credit loans delinquent (default rate)	45.66%	50.72%	43.30%
Reduced documentation loans delinquent (3)	37,239	48,400	41,309
Percentage of reduced documentation loans delinquent (default rate)	41.66%	45.26%	32.88%

General Notes: (a) For the information presented for 2010, the FICO credit score for a loan with multiple borrowers is the lowest of the borrowers' "decision FICO scores." For the information presented prior to 2010, the FICO score for a loan with multiple borrowers was the income weighted average of the "decision FICO scores" for each borrower. A borrower's "decision FICO score" is determined as follows: if there are three FICO scores available, the middle FICO score is used; if two FICO scores are available, the lower of the two is used; if only one FICO score is available, it is used. This change will make our reporting of FICO credit scores consistent with the FICO credit scores that we use for underwriting purposes.

(b) Servicers continue to pay our premiums for nearly all of the loans in our default inventory, but in some cases, servicers stop paying our premiums. In those cases, even though the loans continue to be included in our default inventory, the applicable loans are removed from our insurance in force and risk in force. Loans where servicers have stopped paying premiums include 14,970 defaults with a risk of $719.4 million as of December 31, 2010.

(1) At December 31, 2010, 2009 and 2008 36,066, 45,907 and 45,482 loans in default, respectively, related to Wall Street bulk transactions.

(2) We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel. However, we classify all loans without complete documentation as "reduced documentation" loans regardless of FICO score rather than as a prime, "A-minus" or "subprime" loan; in the table above, such loans appear only in the reduced documentation category and they do not appear in any of the other categories.

(3) In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by MGIC as "full documentation." Based in part on information provided by the GSEs, we estimate

full documentation loans of this type were approximately 4% of 2007 NIW. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

Pool insurance notice inventory decreased from 44,231 at December 31, 2009 to 43,329 at December 31, 2010. The pool insurance notice inventory was 33,884 at December 31, 2008. We expect that the trend of increased pool claim payments shown below in the net paid claims table will continue.

The primary and pool loss reserves at December 31, 2010 and 2009 appear in the table below.

Gross Reserves

	2010	2009
Primary		
Direct loss reserves (in millions)	$ 5,146	$ 6,102
Default inventory	214,724	250,440
Average direct reserve per default	$ 23,966	$ 24,365
Pool		
Direct loss reserves (in millions)	$ 730	$ 596
Default inventory	43,329	44,231
Other gross reserves (in millions)	$ 8	$ 7

Note: Since a number of our pool policies include aggregate loss limits and/or deductibles, we do not disclose an average direct reserve per default for our pool business.

The primary default inventory and primary loss reserves by region at December 31, 2010, 2009 and 2008 appears in the table below.

Losses by Region

Primary Default Inventory

Region	2010	2009	2008
Great Lakes	27,663	32,697	25,377
Mid-Atlantic	9,660	11,384	8,081
New England	7,702	8,824	6,133
North Central	24,192	27,514	19,448
Northeast	19,056	20,607	14,673
Pacific	25,438	32,204	22,399
Plains	7,045	7,998	5,616
South Central	28,984	34,524	25,203
Southeast	64,984	74,688	55,258
Total	214,724	250,440	182,188

Primary Loss Reserves
(In millions)

Region		2010		2009		2008
Great Lakes	$	426	$	531	$	426
Mid-Atlantic		231		237		166
New England		174		207		159
North Central		495		561		417
Northeast		374		465		276
Pacific		886		1,061		1,038
Plains		107		117		58
South Central		555		608		397
Southeast		1,395		1,679		1,086
Total before IBNR and LAE	$	4,643	$	5,466	$	4,023
IBNR and LAE		503		636		520
Total	$	5,146	$	6,102	$	4,543

Regions contain the states as follows:
Great Lakes: IN, KY, MI, OH
Mid-Atlantic: DC, DE, MD, VA, WV
New England: CT, MA, ME, NH, RI, VT
North Central: IL, MN, MO, WI
Northeast: NJ, NY, PA
Pacific: CA, HI, NV, OR, WA
Plains: IA, ID, KS, MT, ND, NE, SD, WY
South Central: AK, AZ, CO, LA, NM, OK, TX, UT
Southeast: AL, AR, FL, GA, MS, NC, SC, TN

The primary loss reserves at December 31, 2010, 2009 and 2008 separated between our flow and bulk business appears in the table below.

Primary loss reserves
(In millions)

		2010		2009		2008
Flow	$	3,329	$	3,637	$	2,295
Bulk		1,314		1,829		1,728
Total primary reserves	$	4,643	$	5,466	$	4,023

The average claim paid, as shown in the table below, can vary materially from period to period based upon a variety of factors, on both a national and state basis, including the geographic mix, average loan amount and average coverage percentage of loans for which claims are paid.

The primary average claim paid for the top 5 states (based on 2010 paid claims) for the years ended December 31, 2010, 2009 and 2008 appears in the table below.

Primary average claim paid

	2010	2009	2008
Florida	$ 61,290	$ 66,059	$ 69,061
California	88,761	105,552	115,409
Arizona	57,925	61,929	67,058
Michigan	35,675	38,341	37,020
Georgia	42,070	41,836	40,776
All other states	44,985	45,590	41,991
All states	$ 50,173	$ 52,627	$ 52,239

The primary average loan size of our insurance in force at December 31, 2010, 2009 and 2008 appears in the table below.

Primary average loan size

	2010	2009	2008
Total insurance in force	$ 155,700	$ 155,960	$ 154,100
Prime (FICO 620 & >)	155,050	154,480	151,240
A-Minus (FICO 575-619)	130,360	130,410	132,380
Subprime (FICO < 575)	117,410	118,440	121,230
Reduced doc (All FICOs)	198,000	203,340	208,020

The primary average loan size of our insurance in force at December 31, 2010, 2009 and 2008 for the top 5 states (based on 2010 paid claims) appears in the table below.

Primary average loan size

	2010	2009	2008
Florida	$ 174,203	$ 178,262	$ 180,261
California	283,459	288,650	293,442
Arizona	184,508	188,614	190,339
Michigan	121,282	121,431	121,001
Georgia	148,002	148,802	148,052
All other states	149,182	148,603	146,130

Information about net paid claims during the years ended December 31, 2010, 2009 and 2008 appears in the table below.

Net paid claims (In millions)

	2010	2009	2008
Prime (FICO 620 >)	$ 1,400	$ 831	$ 547
A-Minus (FICO 575-619)	265	231	250
Subprime (FICO < 575)	77	95	132
Reduced doc (All FICOs)	451	388	395
Pool	177	99	46
Other	3	5	2
Direct losses paid	2,373	1,649	1,372
Reinsurance	(126)	(41)	(19)
Net losses paid	2,247	1,608	1,353
LAE	71	60	48
Net losses and LAE paid before terminations	2,318	1,668	1,401
Reinsurance terminations	(38)	(119)	(265)
Net losses and LAE paid	$ 2,280	$ 1,549	$ 1,136

Primary claims paid for the top 15 states (based on 2010 paid claims) and all other states for the years ended December 31, 2010, 2009 and 2008 appears in the table below.

Paid Claims by state (In millions)

	2010	2009	2008
Florida	$ 340	$ 195	$ 129
California	288	253	316
Arizona	156	110	61
Michigan	130	111	99
Georgia	97	62	50
Nevada	95	75	45
Illinois	91	59	52
Texas	87	51	48
Ohio	68	54	58
Virginia	57	48	32
Minnesota	56	52	43
Maryland	50	25	21
Washington	41	21	8
Massachusetts	40	27	29
Colorado	38	27	33
All other states	559	375	300
	$ 2,193	$ 1,545	$ 1,324
Other (Pool, LAE, Reinsurance)	87	4	(188)
	$ 2,280	$ 1,549	$ 1,136

The primary default inventory in those same states at December 31, 2010, December 31, 2009 and December 31, 2008 appears in the table below.

	2010	2009	2008
Florida	32,788	38,924	29,384
California	14,070	19,661	14,960
Arizona	6,781	8,791	6,338
Michigan	10,278	12,759	9,853
Georgia	9,117	10,905	7,622
Nevada	4,729	5,803	3,916
Illinois	12,548	13,722	9,130
Texas	11,602	13,668	10,540
Ohio	9,850	11,071	8,555
Virginia	3,627	4,464	3,360
Minnesota	3,672	4,674	3,642
Maryland	4,264	4,940	3,318
Washington	3,888	3,768	1,967
Massachusetts	3,050	3,661	2,634
Colorado	2,917	3,451	2,328
All other states	81,543	90,178	64,641
	214,724	250,440	182,188

The primary default inventory at December 31, 2010, 2009 and 2008 separated between our flow and bulk business appears in the table below.

	2010	2009	2008
Flow	162,621	185,828	122,693
Bulk	52,103	64,612	59,495
	214,724	250,440	182,188

The flow default inventory by policy year at December 31, 2010, December 31, 2009 and December 31, 2009 appears in the table below.

Flow default inventory by policy year

Policy year:	2010	2009	2008
2002 and prior	14,914	17,689	15,891
2003	9,069	10,553	8,151
2004	12,077	13,869	10,266
2005	18,789	21,354	15,462
2006	28,284	33,373	24,315
2007	62,855	73,304	43,211
2008	16,059	15,524	5,397
2009	546	162	-
2010	28	-	-
	162,621	185,828	122,693

Beginning in 2008, the rate at which claims are received and paid slowed for a combination of reasons, including foreclosure moratoriums, servicing delays, court delays, loan modifications and our claims investigations. Although these factors continue to affect our paid claims, we believe that paid claims for 2011 will be higher than 2010 given the large number of loans that are 12 months or more past due and the approximately 21,000 claims that have been received but not yet paid.

The liability associated with our estimate of premiums to be refunded on expected claim payments is accrued for separately at December 31, 2010 and approximated $113 million. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. Changes in the liability affect premiums written and earned and change in premium deficiency reserve, respectively. Prior to 2010, this estimate of premiums to be refunded was included in loss reserves on the consolidated balance sheet. See Revenue recognition under "Critical Accounting Policies" below.

As of December 31, 2010, 58% of our primary insurance in force was written subsequent to December 31, 2006. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business. However, the pattern of claims frequency can be affected by many factors, including persistency and deteriorating economic conditions. Low persistency can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs. Deteriorating economic conditions can result in increasing claims following a period of declining claims. In 2009, we experienced such performance as it relates to delinquencies from our older books.

Premium deficiency

Beginning in 2007, when we stopped writing Wall Street bulk business, we began to separately measure the performance of these transactions and established a premium deficiency reserve related to this business. During 2010 the premium deficiency reserve on Wall Street bulk transactions declined by $14 million from $193 million, as of December 31, 2009, to $179 million as of December 31, 2010. The $179 million premium deficiency reserve as of December 31, 2010 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2010 was 2.5%. During 2009 the premium deficiency reserve on Wall Street bulk transactions declined by $261 million from $454 million, as of December 31, 2008, to $193 million as of December 31, 2009. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2009 was 3.6%.

The components of the premium deficiency reserve at December 31, 2010, 2009 and 2008 appear in the table below.

	December 31, 2010	December 31, 2009	December 31, 2008
		(In millions)	
Present value of expected future premium	$ 506	$ 427	$ 712
Present value of expected future paid losses and expenses	(1,760)	(2,157)	(3,063)
Net present value of future cash flows	(1,254)	(1,730)	(2,351)
Established loss reserves	1,075	1,537	1,897
Net deficiency	$ (179)	$ (193)	$ (454)

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

The decrease in the premium deficiency reserve for the years ended December 31, 2010 and 2009 was $14 million and $261 million, respectively, as shown in the charts below, which represents the net result of actual premiums, losses and expenses as well as a net change in assumptions for these periods. The change in assumptions for 2010 is primarily related to higher estimated ultimate premiums, which is principally related to an increase in the projected persistency rate. The change in assumptions for 2009 primarily related to lower estimated ultimate losses, offset by lower estimated ultimate premiums. The lower estimated ultimate losses and lower estimated ultimate premiums were primarily due to higher expected rates of rescissions.

	Year ended December 31,			
	2010		2009	
	(In millions)			
Premium Deficiency Reserve at beginning of period.		$ (193)		$ (454)
Adjustment to premium deficiency reserve (1)......		(37)		-
Adjusted premium deficiency reserve at beginning of period.......................................		(230)		(454)
Paid claims and loss adjustment expenses	$ 426		$ 584	
Decrease in loss reserves........................	(425)		(360)	
Premium earned................................	(128)		(156)	
Effects of present valuing on future premiums, losses and expenses	(25)		21	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized ..		(152)		89
Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses expenses and discount rate (2)............		203		172
Premium Deficiency Reserve at end of period		$ (179)		$ (193)

(1) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated this liability in Premium deficiency reserve on the consolidated balance sheet. (See Note 3 - "Summary of significant accounting policies - Revenue recognition" to our consolidated financial statements.)

(2) A positive number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a redundancy of prior premium deficiency reserves.

Each quarter we perform a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. As of December 31, 2010, the analysis concluded that there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimates will affect future period earnings and could be material.

Underwriting and other expenses

Underwriting and other expenses for 2010 decreased when compared to 2009 and 2008. The decrease reflects our lower contract underwriting volume as well as reductions in headcount.

Ratios

The table below presents our loss, expense and combined ratios for our combined insurance operations for the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Loss ratio	137.5 %	259.5 %	220.4 %
Expense ratio	16.3 %	15.1 %	14.2 %
Combined ratio	153.8 %	274.6 %	234.6 %

The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The loss ratio does not reflect any effects due to premium deficiency. The decrease in the loss ratio in 2010, compared to 2009, was due to a decrease in losses incurred, offset by a decrease in premiums earned. The expense ratio is the ratio, expressed as a percentage, of underwriting expenses to net premiums written. The increase in the expense ratio in 2010, compared to 2009, was due to a decrease in premiums written, partially offset by a decrease in underwriting and other expenses of the combined insurance operations. The combined ratio is the sum of the loss ratio and the expense ratio.

The increase in the loss ratio in 2009, compared to 2008, was due to an increase in losses incurred, as well a decrease in premium earned. The increase in the expense ratio in 2009, compared to 2008, was due to a decrease in premiums written, which was partially offset by a decrease in underwriting and other expenses.

Interest expense

Interest expense for 2010 increased when compared to 2009. The increase is due to the issuance of our 5% Convertible Senior Notes in April 2010 as well as an increase in amortization on our junior debentures.

Interest expense for 2009 increased when compared to 2008. The increase was primarily due to an increase in interest on our junior debentures. This increase was partially offset by repaying the $200 million credit facility in the second quarter of 2009 as well as the repurchase, in 2009, of approximately $121.6 million of our Senior Notes due in September 2011.

Income taxes

The effective tax rate provision on our pre-tax loss was 1.2% in 2010, compared to the effective tax rate benefit of (25.1%) in 2009. During those periods, the benefit from income taxes was eliminated or reduced by the establishment of a valuation allowance. The difference in the rate was primarily the result of the elimination of the entire tax benefit due to an increase in the valuation allowance in 2010, while the tax benefit was not completely eliminated due to the establishment of the valuation allowance in 2009. The effective tax rate benefit on our pre-tax loss was (42.0%) in 2008.

We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed below, we have reduced our benefit from income tax by establishing a valuation allowance.

In periods prior to 2008, we deducted significant amounts of statutory contingency reserves on our federal income tax returns. The reserves were deducted to the extent we purchased tax and loss bonds in an amount equal to the tax benefit of the deduction. The reserves are included in taxable income in future years when they are released for statutory accounting purposes (see "Liquidity and Capital Resources — Risk-to-Capital" below) or when the taxpayer elects to redeem the tax and loss bonds that were purchased in connection with the deduction for the reserves. Since the tax effect on these reserves exceeded the gross deferred tax assets less deferred tax liabilities, we believe that all gross deferred tax assets recorded in periods prior to the quarter ended March 31, 2009 were fully realizable. Therefore, we established no valuation reserve.

In the first quarter of 2009, we redeemed the remaining balance of our tax and loss bonds of $431.5 million. Therefore, the remaining contingency reserves were released and are no longer available to support any net deferred tax assets. Beginning with the first quarter of 2009, any benefit from income taxes, relating to operating losses, has been reduced or eliminated by the establishment of a valuation allowance. During 2009, our deferred tax asset valuation allowance was reduced by the deferred tax liability related to $159.5 million of unrealized gains on investments that were recorded to equity. During 2010, our deferred tax valuation allowance was increased due to a decrease in the deferred tax liability related to $69.9 million of unrealized losses on investments that were recorded in other comprehensive income. In the event of future operating losses, it is likely that the valuation allowance will be adjusted by any taxes recorded to equity for changes in unrealized gains or losses or other items in other comprehensive income.

	2010	2009
	(In millions)	
Benefit from income taxes	$ (145.3)	$ (681.3)
Change in valuation allowance	149.6	238.5
Tax provision (benefit)	$ 4.3	$ (442.8)

The total valuation allowance as of December 31, 2010 and December 31, 2009 was $410.3 million and $238.5 million, respectively.

Legislation enacted in 2009 expanded the carryback period for certain net operating losses from 2 years to 5 years. A total benefit for income taxes of $282.0 million was recorded during 2009 in the consolidated statement of operations for the carryback of 2009 losses. The refund related to these benefits was received in the second quarter of 2010.

Giving full effect to the carryback of net operating losses for federal income tax purposes, we have approximately $1,237 million of net operating loss carryforwards on a regular tax basis and $428 million of net operating loss carryforwards for computing the alternative minimum tax as of December 31, 2010. Any unutilized carryforwards are scheduled to expire at the end of tax years 2029 and 2030.

Financial Condition

At December 31, 2010, based on fair value, approximately 96% of our fixed income securities and cash and cash equivalents were invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. The composition of ratings at December 31, 2010, 2009 and 2008 are shown in the table below. While the percentage of our investment portfolio rated 'A' or better has not changed materially since December 31, 2008, the percentage of our investment portfolio rated 'AAA' had been declining and the percentage rated 'AA' and 'A' had been increasing. Contributing to the changes in ratings was an increase in corporate bond investments, and downgrades of municipal investments. The municipal downgrades can be attributed to downgrades of the financial guaranty insurers and downgrades to the underlying credit.

Investment Portfolio Ratings

	At December 31, 2010	At December 31, 2009	At December 31, 2008
AAA	51%	47%	58%
AA	25%	30%	24%
A	20%	17%	13%
A or better	96%	94%	95%
BBB and below	4%	6%	5%
Total	100%	100%	100%

Approximately 13% of our investment portfolio, excluding cash and cash equivalents, is guaranteed by financial guarantors. We evaluate the credit risk of securities through analysis of the underlying fundamentals. The extent of our analysis depends on a variety of factors, including the issuer's sector, scale, profitability, debt cover, ratings and the tenor of the investment. A breakdown of the portion of our investment portfolio covered by a financial guarantor by credit rating, including the rating without the guarantee is shown below. The ratings are provided by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

At December 31, 2010

(In millions)			Guarantor Rating		
	AA-	BBB	NR	R	All
Underlying Rating:					
AAA	$ -	$ -	$ -	$ 19	$ 19
AA	111	244	-	139	494
A	86	177	-	151	414
BBB	1	21	9	24	55
	$ 198	$ 442	$ 9	$ 333	$ 982

NR – not rated
R – in regulatory receivership

At December 31, 2010, based on fair value, $1 million of fixed income securities are relying on financial guaranty insurance to elevate their rating to 'A' and above. Any future downgrades of these financial guarantor ratings would leave the percentage of fixed income securities 'A' and above effectively unchanged.

We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. The policy guidelines also limit the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2010, the modified duration of our fixed income investment portfolio, including cash and cash equivalents, was 2.9 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 2.9% in the fair value of our fixed income portfolio. For an upward shift in the yield curve, the fair value of our portfolio would decrease and for a downward shift in the yield curve, the fair value would increase.

We held approximately $358 million in auction rate securities (ARS) backed by student loans at December 31, 2010. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. The ARS we hold are collateralized by portfolios of student loans, substantially all of which are ultimately 97% guaranteed by the United States Department of Education. At December 31, 2010, our ARS portfolio was 90% AAA/Aaa-rated by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At December 31, 2010, our entire ARS portfolio, consisting of 34 investments, was subject to failed auctions; however, from the period when the auctions began to fail through December 31, 2010, $165.5 million in par value of ARS was either sold or called, with the average amount we received being approximately 98% of par which approximated the aggregate fair value prior to redemption. To date, we have collected all interest due on our ARS.

As a result of the persistent failed auctions, and the uncertainty of when these investments could be liquidated at par, the investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to the contractual maturities of the debt issues. However, we continue to believe we will have liquidity to our ARS portfolio by December 31, 2014.

At December 31, 2010, our total assets included $1.3 billion of cash and cash equivalents as shown on our consolidated balance sheet.

At December 31, 2010, we had $77.4 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015, with a combined fair value of $355.6 million, outstanding. At December 31, 2010, we also had $345 million principal amount of 5% Convertible Senior Notes outstanding due in 2017, with a fair value of $400.5 million and $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 outstanding, which at December 31, 2010 are reflected as a liability on our consolidated balance sheet at the current amortized value of $315.6 million, with the unamortized discount reflected in equity. The fair value of the convertible debentures was approximately $432.4 million at December 31, 2010.

The Internal Revenue Service ("IRS") completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and issued assessments for unpaid taxes, interest and penalties. The primary adjustment in both examinations related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We appealed those adjustments and, in August 2010, we reached a tentative settlement agreement with the IRS. The settlement agreement is subject to review by the Joint Committee on Taxation of Congress because net operating losses incurred in 2009 were carried back to taxable years that were included in the agreement. A final agreement is expected to be entered into when the review is complete, although we do not expect there will be any substantive change in the terms of a final agreement from those in the tentative agreement. We adjusted our tax provision and liabilities for the effects of this agreement in 2010 and believe that they accurately reflect our exposure in regard to this issue.

The total amount of unrecognized tax benefits as of December 31, 2010 is $109.1 million. The total amount of the unrecognized tax benefits that would affect our effective tax rate is $96.5 million. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. We have accrued $25.9 million for the payment of interest as of December 31, 2010. Based on our tentative agreement with the IRS, we expect our total amount of unrecognized tax benefits to be reduced by $103.3 million during 2011, while after taking into account prior payments and the effect of available NOL carrybacks, we expect net cash outflows to equal approximately $22 million.

Our principal exposure to loss is our obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2010, MGIC's direct (before any reinsurance) primary and pool risk in force, which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit, was approximately $51.7 billion. In addition, as part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. We may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met, and we have an established reserve for such obligations. Through December 31, 2010, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, a generally positive economic environment for residential real estate that continued until approximately 2007 may have mitigated the effect of some of these costs, and claims for remedies may be made a number of years after the underwriting work was performed. A material portion of our new insurance written through the flow channel in recent years, including for 2006 and 2007, has involved loans for which we provided contract underwriting services. We believe the rescission of mortgage insurance coverage on loans for which we provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. Beginning in the second half of 2009, we experienced an increase in claims for contract underwriting remedies, which continued into 2010. Hence, there can be no assurance that contract underwriting remedies will not be material in the future.

Liquidity and Capital Resources

Overview

Our sources of funds consist primarily of:

- our investment portfolio (which is discussed in "Financial Condition" above), and interest income on the portfolio,
- net premiums that we will receive from our existing insurance in force as well as policies that we write in the future and
- amounts that we expect to recover from captives (which is discussed in "Results of Consolidated Operations – Risk sharing arrangements" and "Results of Consolidated Operations – Losses – Losses incurred" above).

Our obligations consist primarily of:

- claim payments under MGIC's mortgage guaranty insurance policies,
- $77.4 million of 5.625% Senior Notes due in September 2011,
- $300 million of 5.375% Senior Notes due in November 2015,
- $345 million of Convertible Senior Notes due in 2017,
- $389.5 million of Convertible Junior Debentures due in 2063,
- interest on the foregoing debt instruments, and
- the other costs and operating expenses of our business.

Holders of both of the convertible issues may convert their notes into shares of our common stock at their option prior to certain dates prescribed under the terms of their issuance, in which case our corresponding obligation will be eliminated.

For the first time in many years, beginning in 2009, claim payments exceeded premiums received. We expect that this trend will continue. Due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, failures by servicers to follow proper procedures in foreclosure proceedings, loan modifications and claims investigations and rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. When we experience cash shortfalls, we can fund them through sales of short-term investments and other investment portfolio securities, subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by an entity other than the seller. In addition, we align the maturities of our investment portfolio with our estimate of future obligations. A significant portion of our investment portfolio securities are held by our insurance subsidiaries.

Debt at Our Holding Company and Holding Company Capital Resources

In April 2010 we completed the public offering and sale of 74,883,720 shares of our common stock at a price of $10.75 per share. We received net proceeds of approximately $772.4 million, after deducting underwriting discount and offering expenses. In April 2010 we also concurrently completed the sale of $345 million principal amount of 5% Convertible Senior Notes due in 2017. We received net proceeds of approximately $334.4 million after deducting underwriting discount and offering expenses.

We intend to use the remaining net proceeds from the offerings (after the second quarter 2010 contribution of $200 million to MGIC and the fourth quarter payment of $57.5 million of deferred interest on the Junior Convertible Debentures) to provide funds to repay at maturity or repurchase prior to maturity the $77.4 million outstanding principal amount of our 5.625% Senior Notes due in September 2011 and for our general corporate purposes, which may include improving liquidity by providing funds for debt service and increasing the capital of MGIC and other subsidiaries.

The senior notes, convertible senior notes and convertible debentures are obligations of MGIC Investment Corporation and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries, which prior to raising capital in the public markets in 2008 and 2010 had been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In 2009 and 2010, MGIC has not paid any dividends to our holding company. Through 2011, MGIC cannot pay any dividends to our holding company without approval from the OCI.

At December 31, 2010, we had $891 million in cash and investments at our holding company. As of December 31, 2010, our holding company's obligations included $77.4 million of debt which is scheduled to mature in September 2011, $300 million of Senior Notes due in November 2015 and $345 million in Convertible Senior Notes due in 2017, all of which must be serviced pending scheduled maturity. On an annual basis, as of December 31, 2010 our use of funds at the holding company for interest payments on our Senior Notes and Convertible Senior Notes approximated $38 million. As of December 31, 2010, our holding company's obligations also include $389.5 million in Convertible Junior Debentures and interest on these debentures. See Note 8 – "Debt" to our consolidated financial statements for additional information about this indebtedness, including our right to defer interest on our Convertible Junior Debentures.

In 2009, we repurchased for cash approximately $121.6 million in par value of our 5.625% Senior Notes due in September 2011. We recognized a gain on the repurchases of approximately $27.2 million, which is included in other revenue on our consolidated statement of operations for the year ended December 31, 2009. In 2010, we repurchased an additional $1.0 million in par value of our 5.625% Senior Notes. We may from time to time continue to seek to acquire our debt obligations through cash purchases and/or exchanges for other securities. We may do this in open market purchases, privately negotiated acquisitions or other transactions. The amounts involved may be material.

Risk-to-Capital

We compute our risk-to-capital ratio on a separate company statutory basis, as well as for our combined insurance operations and is our net risk in force divided by our policyholders' position. Our net risk in force includes both primary and pool risk in force, and excludes risk on policies that are currently in default and for which loss reserves have been established. The risk amount includes pools of loans or bulk deals with contractual aggregate loss limits and in some cases without these limits. Prior to December 31, 2010, for pools of loans without such limits, risk was estimated based on the amount that would credit enhance the loans in the pool to a "AA" level based on a rating agency model. We no longer utilize this model. Policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year.

The premium deficiency reserve discussed under "Results of Consolidated Operations – Losses – Premium deficiency" above is not recorded as a liability on the statutory balance sheet and is not a component of statutory net income. The present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses, so no deficiency is recorded on a statutory basis.

MGIC's separate company risk-to-capital calculation appears in the table below.

	December 31, 2010	December 31, 2009
	(In millions, except ratio)	
Risk in force - net (1)	$ 33,817	$ 35,663
Statutory policyholders' surplus	$ 1,709	$ 1,429
Statutory contingency reserve	-	406
Statutory policyholders' position	$ 1,709	$ 1,835
Risk-to-capital	19.8:1	19.4:1

(1) Risk in force – net, as shown in the table above, is net of reinsurance and exposure on policies currently in default and for which loss reserves have been established.

Our combined insurance companies' risk-to-capital calculation appears in the table below.

	December 31, 2010	December 31, 2009
	(In millions, except ratio)	
Risk in force - net (1)	$ 39,369	$ 41,136
Statutory policyholders' surplus	$ 1,692	$ 1,443
Statutory contingency reserve	5	417
Statutory policyholders' position	$ 1,697	$ 1,860
Risk-to-capital	23.2:1	22.1:1

(1) Risk in force – net, as shown in the table above, is net of reinsurance and exposure on policies currently in default ($11.0 billion at December 31, 2010 and $13.3 billion at December 31, 2009) and for which loss reserves have been established.

Statutory policyholders' position decreased in 2010, primarily due to losses incurred, partially offset by a $200 million capital contribution to MGIC from part of the proceeds from our April 2010 common stock offering. If our statutory policyholders' position decreases at a greater rate than our risk in force, then our risk-to-capital ratio will increase.

For additional information regarding regulatory capital see "Overview-Capital" above as well as our Risk Factor titled "Even though our plan to write new insurance in MGIC Indemnity Corporation has received approval from the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and the GSEs, because MGIC is not expected to meet statutory risk-to-capital requirements to write new business in various states, we cannot guarantee that the implementation of our plan will allow us to continue to write new insurance on an uninterrupted basis."

Financial Strength Ratings

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated Ba3 by Moody's Investors Service with a positive outlook. Standard & Poor's Rating Services' insurer financial strength rating of MGIC is B+ and the outlook for this rating is negative. In January 2010, at our request, Fitch withdrew its financial strength ratings of MGIC.

For further information about the importance of MGIC's ratings, see our Risk Factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements."

Contractual Obligations

At December 31, 2010, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

Contractual Obligations (In millions):	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$ 3,150	$ 151	$ 137	$ 437	$ 2,425
Operating lease obligations	6	3	2	1	-
Tax obligations	17	17	-	-	-
Purchase obligations	1	1	-	-	-
Pension, SERP and other post-retirement benefit plans	169	10	25	32	102
Other long-term liabilities	5,884	2,471	2,707	706	-
Total	$ 9,227	$ 2,653	$ 2,871	$ 1,176	$ 2,527

Our long-term debt obligations at December 31, 2010 include our $77.4 million of 5.625% Senior Notes due in September 2011, $300 million of 5.375% Senior Notes due in November 2015, $345 million of 5% Convertible Senior Notes due in 2017 and $389.5 million in convertible debentures due in 2063, including related interest, as discussed in Note 8 – "Debt" to our consolidated financial statements and under "Liquidity and Capital Resources" above. Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 19 – "Leases" to our consolidated financial statements. Purchase obligations consist primarily of agreements to purchase data processing hardware or services made in the normal course of business. See Note 13 - "Benefit plans" to our consolidated financial statements for discussion of expected benefit payments under our benefit plans.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The timing of the future claim payments associated with the established loss reserves was determined primarily based on two key assumptions: the length of time it takes for a notice of default to develop into a received claim and the length of time it takes for a received claim to be ultimately paid. The future claim payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. Due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, failures by servicers to follow proper procedures in foreclosure proceedings, loan modifications, claims investigations and claim rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. Current conditions in the housing and mortgage industries make all of the assumptions discussed in this paragraph more volatile than they would otherwise be. See Note 9 – "Loss reserves" to our consolidated financial statements and "-Critical Accounting Policies" below. In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements or in the table above.

Critical Accounting Policies

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss reserves and premium deficiency reserves

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excluded mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claim rates and claim amounts for the estimated number of defaults not reported. As of December 31, 2010 and 2009, we had IBNR reserves of $335 million and $472 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claim rates and claim amounts represent what we believe reflect the best estimate of what will actually be paid on the loans in default as of the reserve date. If a policy is rescinded we do not expect that it will result in a claim payment and thus the rescission generally reduces the historical claim rate used in establishing reserves. In addition, if a loan cures its delinquency, including successful loan modifications that result in a cure being reported to us, the cure reduces the historical claim rate used in establishing reserves. Our methodology to determine the estimate of claim rates and claim amounts are based on our review of recent trends in the default inventory. To establish reserves we utilize a reserving model that continually incorporates historical data on the rate at which defaults resulted in a claim, or the claim rate. This historical data includes the effects of rescissions, which are included as cures within the model. The model also incorporates an estimate for the amount of the claim we will pay, or severity. The severity is estimated using the historical percentage of our claim paid compared to our loan exposure, as well as the risk in force of the loans currently in default. We review recent trends in the claim rate, severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claim rates and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claim rates and claim amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.

In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $254 million as of December 31, 2010. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

	Losses incurred related to prior years (1)	Reserve at end of prior year
	(In thousands)	
2010	$ (266,908)	$6,704,990
2009	466,765	4,775,552
2008	387,104	2,642,479
2007	518,950	1,125,715
2006	(90,079)	1,124,454

(1) A positive number for a prior year indicates a deficiency of loss reserves, and a negative number for a prior year indicates a redundancy of loss reserves.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential losses through property acquisition and resale or expose us to greater losses on resale of properties obtained through the claim settlement process. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. The estimation of the impact of rescissions on incurred losses, as shown in the table below, must be considered together with the various other factors impacting incurred losses and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

	2010	2009	2008
		(In billions)	
Estimated rescission reduction - beginning reserve	$ 2.1	$ 0.5	$ 0.2
Estimated rescission reduction - losses incurred	0.2	2.5	0.4
Rescission reduction - paid claims	1.2	1.2	0.2
Amounts that may have been applied to a deductible	(0.2)	(0.3)	(0.1)
Net rescission reduction - paid claims	1.0	0.9	0.1
Estimated rescission reduction - ending reserve	$ 1.3	$ 2.1	$ 0.5

The $2.5 billion estimated mitigation of incurred losses during 2009 represents both the claims not paid in the period due to rescissions, as well as an increasing default inventory and an increasing expected rescission rate for loans in default. Even though rescissions mitigated our paid losses by a similar amount in 2010 as compared to 2009, the estimated mitigation of incurred losses declined to $0.2 billion for 2010. This decrease was caused by a decline in our default inventory in 2010, compared to an increase in 2009, as well as a modest decline in the expected rescission rate for loans in our default inventory during 2010, compared to a significant increase in the expected rescission rate during 2009, and a decrease in the exposure on expected rescissions.

At December 31, 2010, our loss reserves continued to be significantly impacted by expected rescission activity. We expect that the reduction of our loss reserves due to rescissions will continue to decline because our recent experience indicates new notices in our default inventory have a lower likelihood of being rescinded than those already in the inventory due to their product mix, geographic location and vintage.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Actions disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20 an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see Note 20 – "Litigation and contingencies" to our consolidated financial statements.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received two quarters or less before the end of our most recently completed quarter to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

As of December 31, 2010
Ever-to-Date Rescission Rates on Claims Received
(based on count)

Quarter in Which the Claim was Received	ETD Rescission Rate (1)	ETD Claims Resolution Percentage (2)
Q2 2009	28.0%	99.8%
Q3 2009	27.5%	99.9%
Q4 2009	24.0%	99.5%
Q1 2010	20.7%	97.6%
Q2 2010	18.5%	92.5%

(1) This percentage is claims received during the quarter shown that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown. In certain cases we rescind coverage before a claim is received. Such rescissions, which have not been material, are not included in the statistics in the table.

(2) This percentage is claims received during the quarter shown that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims for which we have informed the insured of our decision not to pay the claim. Although our decision to not pay a claim is made after we have given the insured an opportunity to dispute the facts underlying our decision to not pay the claim, these decisions are sometimes reversed after further discussion with the insured. The number of rescission reversals has been immaterial.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers and lenders in reducing their mortgage payments, and forestalling foreclosures.

Loss reserves in the most recent years contain a greater degree of uncertainty, even though the estimates are based on the best available data.

Premium deficiency reserve

After our reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

The establishment of premium deficiency reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of claim payments and premium collections may vary significantly from the premium deficiency reserve estimates. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Changes to our estimates could result in material changes in our operations, even in a stable economic environment. Adjustments to premium deficiency reserves estimates are reflected in the financial statements in the years in which the adjustments are made.

As is the case with our loss reserves, as discussed above, the severity of claims and claim rates, as well as persistency for the premium deficiency calculation, are likely to be affected by external events, including actual economic conditions, as well as future rescission activity. However, our estimation process does not include a correlation between these economic conditions and our assumptions because it is our experience that an analysis of that nature would not produce reliable results. In considering the potential sensitivity of the factors underlying management's best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve and, correspondingly, on our results of operations. For example, a $1,000 change in the average severity combined with a 1% change in the average claim rate could change the Wall Street bulk premium deficiency reserve amount by approximately $83 million. Additionally, a 5% change in the persistency of the underlying loans could change the Wall Street bulk premium deficiency reserve amount by approximately $16 million. We do not anticipate changes in the discount rate will be significant enough as to result in material changes in the calculation.

Revenue recognition

When a policy term ends, the primary mortgage insurance written by us is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender. Cancellations include rescissions and policies cancelled due to claim payment. When a policy is rescinded, all previously collected premium is returned to the lender and when a claim is paid we return any premium received since the date of default. The liability associated with our estimate of premium to be returned is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in these liabilities effect premiums written and earned and change in premium deficiency reserve, respectively. In periods prior to 2010, the liability associated with premium to be returned on claim payments was included in loss reserves and changes to this estimate affected losses incurred. This policy did not have a significant impact on premiums written and earned or losses incurred in periods prior to 2010. The actual return of premium for all periods affects premiums written and earned. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business are charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of deferred insurance policy acquisition costs.

Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time. At December 31, 2010, the persistency rate of our primary mortgage insurance was 84.4%, compared to 84.7% at December 31, 2009. This change did not significantly affect the amortization of deferred insurance policy acquisition costs for the period ended December 31, 2010. A 10% change in persistency would not have a material effect on the amortization of deferred insurance policy acquisition costs in the subsequent year.

If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Fair Value Measurements

We adopted fair value accounting guidance that became effective January 1, 2008. This guidance addresses aspects of the expanding application of fair-value accounting. The guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair-value measurements and provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings. The option to account for selected financial assets and liabilities at fair value is made on an instrument-by-instrument basis at the time of acquisition. For the years ended December 31, 2010, 2009 and 2008, we did not elect the fair value option for any financial instruments acquired for which the primary basis of accounting is not fair value.

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs primarily include certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs primarily include certain municipal and corporate bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state and auction rate (backed by student loans) securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process which includes reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. On a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets and liabilities classified as Level 3 are as follows:

• Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities as observable inputs or value drivers are unavailable due to events described in Note 6 – "Investments" to our consolidated financial statements. Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2010 and 2009. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with them. The DCF model is based on the following key assumptions.

- Nominal credit risk as substantially all of the underlying collateral of these securities is ultimately guaranteed by the United States Department of Education;
- Liquidity by December 31, 2012 through December 31, 2014;
- Continued receipt of contractual interest; and
- Discount rates ranging from 2.26% to 3.26%, which include a spread for liquidity risk.

A 1.00% change in the discount rate would change the value of our ARS by approximately $8.5 million. A two year change to the years to liquidity assumption would change the value of our ARS by approximately $9.7 million.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

Investment Portfolio

Our entire investment portfolio is classified as available-for-sale and is reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold.

In April 2009, new accounting guidance regarding the recognition and presentation of other-than-temporary impairments was issued. The new guidance required us to separate an other-than-temporary impairment ("OTTI") of a debt security into two components when there are credit related losses associated with the impaired debt security for which we assert that we do not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before recovery of our cost basis. Under this guidance the amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors (such as changes in interest rates or market conditions) is recorded as a component of other comprehensive income (loss). In instances where no credit loss exists but it is more likely than not that we will have to sell the debt security prior to the anticipated recovery, the decline in fair value below amortized cost is recognized as an OTTI in earnings. In periods after recognition of an OTTI on debt securities, we account for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI were recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted or amortized into net investment income. This guidance was effective beginning with the quarter ending June 30, 2009.

Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;
- extent and duration of the decline;
- failure of the issuer to make scheduled interest or principal payments;
- change in rating below investment grade; and
- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2010 we recognized OTTI losses in earnings of $9.6 million. During 2009 we recognized OTTI losses in earnings of $40.9 million and an additional $1.8 million of OTTI losses in other comprehensive income. During 2008 we recognized OTTI losses in earnings of approximately $65.4 million.

Forward-Looking Statements and Risk Factors

Our revenues and losses may be affected by the risk factors discussed below. These risk factors are an integral part of this annual report.

These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Among others, statements that include words such as we "believe", "anticipate", or "expect", or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No reader of this annual report should rely on these statements being current at any time other than the time at which our Annual Report on Form 10-K for the year ended December 31, 2010 was filed with the Securities and Exchange Commission.

Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac. The business practices of the GSEs affect the entire relationship between them, lenders and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of the GSEs' charters (which may be changed by federal legislation) when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,
- whether the GSEs influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law,
- the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs, and
- whether the GSEs intervene in mortgage insurers' rescission practices or processes and whether the GSEs establish parameters pursuant to which mortgage insurers may settle rescission disputes or require advance approval of such settlements.

In September 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry's inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. Such changes may allow the GSEs to reduce or eliminate the level of private mortgage insurance coverage that they use as credit enhancement, which could have a material adverse effect on our revenue, results of operations or financial condition. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released on February 11, 2011 and while it does not provide any definitive timelines for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government's footprint in housing finance, and help bring private capital back to the mortgage market. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Any changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

For a number of years, the GSEs have had programs under which on certain loans lenders could choose a mortgage insurance coverage percentage that was only the minimum required by their charters, with the GSEs paying a lower price for these loans ("charter coverage"). The GSEs have also had programs under which on certain loans they would accept a level of mortgage insurance above the requirements of their charters but below their standard coverage without any decrease in the purchase price they would pay for these loans ("reduced coverage"). Freddie Mac eliminated its reduced coverage program in 2009. Effective January 1, 2010, Fannie Mae broadly expanded the types of loans eligible for charter coverage and in the second quarter of 2010 Fannie Mae eliminated its reduced coverage program. In recent years, a majority of our volume was on loans with GSE standard coverage; almost all of the rest of our volume was on loans with reduced coverage, with only a minor portion of our volume on loans with charter coverage. The pricing changes we implemented on May 1, 2010 (see "—The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations") may eliminate a lender's incentive to use Fannie Mae charter coverage in place of standard coverage. During 2010, the portion of our volume insured either at charter coverage or reduced coverage has decreased compared to recent years and the portion of our volume insured at standard coverage has increased. We charge higher premium rates for higher coverage percentages. To the extent lenders selling loans to Fannie Mae in the future choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

Both of the GSEs have guidelines on terms under which they can conduct business with mortgage insurers, such as MGIC, with financial strength ratings below Aa3/AA-. (MGIC's financial strength rating from Moody's is Ba3, with a positive outlook and from Standard & Poor's is B+, with a negative outlook.) For information about how these guidelines could affect us, see "—MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements."

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance or if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured.

Alternatives to private mortgage insurance include:

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration, or FHA, and the Veterans Administration,
- lenders and other investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and
- lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

The FHA substantially increased its market share beginning in 2008. We believe that the FHA's market share increased, in part, because mortgage insurers have tightened their underwriting guidelines (which has led to increased utilization of the FHA's programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). Recent federal legislation and programs have also provided the FHA with greater flexibility in establishing new products and have increased the FHA's competitive position against private mortgage insurers. Effective October 4, 2010, the FHA simultaneously reduced its upfront mortgage insurance premium and increased its annual premium. The new FHA pricing, when compared to our credit-tiered pricing introduced May 1, 2010, may allow us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores. We cannot predict, however, what impact these premium changes will have on new insurance written in the future.

Dodd-Frank requires a securitizer and a lender who sells residential mortgage loans to a securitizer to retain collectively 5% of the risk associated with such mortgage loans that are securitized, with the retained risk allocated between the securitizer and the lender as defined by regulations to be adopted under Dodd-Frank by various federal financial institutions regulators. This risk retention requirement does not apply to mortgage loans that are QRMs or that are insured by the FHA or another federal agency (the GSEs are not federal agencies for this purpose). In defining a QRM the federal regulators are to take into account underwriting and product features, which we understand from reports about the scope of the definition that could be proposed include the amount of the down payment. The federal regulators are also to take into account for such purpose, among other things, "standards with respect to mortgage guarantee insurance or other types of insurance or credit enhancement obtained at the time of origination, to the extent such insurance or credit enhancement reduces the risk of default." Although the definition of QRM had yet to be proposed at the time this Form 10-K was finalized, the federal regulators are expected to propose the definition in the near future. Depending on the extent of the down payment required for a QRM and to what extent, if any, the presence of mortgage insurance would be a substitute for a higher down payment, the amount of new insurance that we write may be materially adversely affected. The following table shows the percentage of our new risk written by LTV for the years ended December 31, 2010 and 2009.

	Percentage of new risk written	
	2010	2009
LTV:		
85% and under	7%	12%
85.1% - 90%	48%	53%
90.1% - 95%	44%	34%
95.1% - 97%	1%	1%
> 97%	0%	0%

MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements. Currently, MGIC is operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction with a mortgage insurer and MGIC will continue to operate under a remediation plan for the foreseeable future. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. In particular, the GSEs are currently in discussions with mortgage insurers regarding their standard mortgage insurer eligibility requirements and may make changes to them in the near future that may make them more stringent than the current requirements. The GSEs may include the eligibility requirements, as finally adopted, as part of our current remediation plan. If MGIC ceases to be eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.

We have reported net losses for the last four years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability.

For the years ended December 31, 2010, 2009, 2008 and 2007, we had a net loss of $0.4 billion, $1.3 billion, $0.5 billion and $1.7 billion, respectively. We currently expect to continue to report annual net losses, the size of which will depend primarily on the amount of our incurred and paid losses from our existing business and to a lesser extent on the amount and profitability of our new business. Our incurred and paid losses are dependent on factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. Although we currently expect to return to profitability on an annual basis, we cannot assure you when, or if, this will occur. Among the assumptions underlying our forecasts are that loan modification programs will only modestly mitigate losses; that the cure rate steadily improves but does not return to historic norms until 2013; there is no change to our current rescission practices and any foreclosure moratoriums will have no significant effect on earnings. In this regard, see "— It is uncertain what effect foreclosure moratoriums and issues arising from the investigation of servicers' foreclosure procedures will have on us" and "— We may not continue to realize benefits from rescissions at the rates we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper." The net losses we have experienced have eroded, and any future net losses will erode, our shareholders' equity and could result in equity being negative.

Even though our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received approval from the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and the GSEs, we cannot guarantee that the implementation of our plan will allow us to continue to write new insurance on an uninterrupted basis.

The insurance laws or regulations of 17 jurisdictions, including Wisconsin, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the risk-to-capital requirement. While formulations of minimum capital may vary in certain jurisdictions, the most common measure applied allows for a maximum permitted risk-to-capital ratio of 25 to 1. At December 31, 2010, MGIC's risk-to-capital ratio was 19.8 to 1 and the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 23.2 to 1. A high risk-to-capital ratio on a combined basis could affect MGIC's ability to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, absent a contribution of capital to such subsidiaries. These reinsurance arrangements permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements. Based upon internal company estimates, MGIC's risk-to-capital ratio over the next few years, after giving effect to any contribution to MGIC of the proceeds from our April 2010 common stock and convertible notes offerings beyond the contribution already made, could reach 40 to 1 or even higher under a stress loss scenario. For more information regarding the assumptions underlying our forecasts, see "— We have reported net losses for the last four years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability."

In December 2009, the OCI issued an order waiving, until December 31, 2011, its risk-to-capital requirement. MGIC has also applied for waivers in all other jurisdictions that have risk-to-capital requirements. MGIC has received waivers from some of these jurisdictions which expire at various times. One waiver expired on December 31, 2010 and was not immediately renewed because the need for a waiver was not considered imminent. MGIC may reapply for the waiver. Some jurisdictions have denied the request and others may deny the request. The OCI and insurance departments of other jurisdictions, in their sole discretion, may modify, terminate or extend their waivers. If the OCI or another insurance department modifies or terminates its waiver, or if it fails to renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business anywhere, in the case of the waiver from the OCI, or in the particular jurisdiction, in the case of the other waivers, if MGIC's risk-to-capital ratio exceeds 25 to 1 unless MGIC obtained additional capital to enable it to comply with the risk-to-capital requirement. New insurance written in the jurisdictions that have risk-to-capital requirements represented approximately 50% of new insurance written in 2010. If we were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the applicable risk-to-capital requirement or obtained a necessary waiver to allow it to once again write new business.

We cannot assure you that the OCI or any other jurisdiction that has granted a waiver of its risk-to-capital requirements will not modify or revoke the waiver, that it will renew the waiver when it expires or that MGIC could obtain the additional capital necessary to comply with the risk-to-capital requirement. Depending on the circumstances, the amount of additional capital we might need could be substantial. See "— Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock."

We have implemented a plan to write new mortgage insurance in MIC in selected jurisdictions in order to address the likelihood that in the future MGIC will not meet the minimum regulatory capital requirements discussed above and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which minimum requirements are present. MIC has received the necessary approvals, including from the OCI, to write business in all of the jurisdictions in which MGIC would be prohibited from continuing to write new business in the event of MGIC's failure to meet applicable regulatory capital requirements and obtain waivers of those requirements.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae (the "Fannie Mae Agreement") under which MGIC agreed to contribute $200 million to MIC (which MGIC has done) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011 subject to the terms of the Fannie Mae Agreement. Under the Fannie Mae Agreement, MIC will be eligible to write mortgage insurance only in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC's failure to meet regulatory capital requirements and if MGIC fails to obtain relief from those requirements or a specific waiver of them. The Fannie Mae Agreement, including certain restrictions imposed on us, MGIC and MIC, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 16, 2009.

On February 11, 2010, Freddie Mac notified MGIC that it may utilize MIC to write new business in jurisdictions in which MGIC does not meet minimum regulatory capital requirements to write new business and does not obtain appropriate waivers of those requirements. This conditional approval to use MIC as a "Limited Insurer" (the "Freddie Mac Notification") will expire December 31, 2012. This conditional approval includes terms substantially similar to those in the Fannie Mae Agreement and is summarized more fully in our Form 8-K filed with the SEC on February 16, 2010.

Under the Fannie Mae Agreement, Fannie Mae approved MIC as an eligible mortgage insurer only through December 31, 2011. Freddie Mac has approved MIC as a "Limited Insurer" only through December 31, 2012. Whether MIC will continue as an eligible mortgage insurer after these dates will be determined by the applicable GSE's mortgage insurer eligibility requirements then in effect. For more information, see "— MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements." Further, under the Fannie Mae Agreement and the Freddie Mac Notification, MGIC cannot capitalize MIC with more than the $200 million contribution already made without prior approval from each GSE, which limits the amount of business MIC can write. We believe that the amount of capital that MGIC has contributed to MIC will be sufficient to write business for the term of both the Fannie Mae Agreement and the Freddie Mac Notification in the jurisdictions in which MIC is eligible to do so. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific regulatory capital requirements applicable to mortgage insurers, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to write business.

A failure to meet the specific minimum regulatory capital requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force, even in scenarios in which it fails to meet regulatory capital requirements, we cannot assure you that the events that led to MGIC failing to meet regulatory capital requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity, future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about housing values and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings related to rescissions that we make, including those with Countrywide.

We may not continue to realize benefits from rescissions at the rates we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper.

Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). While we have a substantial pipeline of claims investigations that we expect will eventually result in future rescissions, we expect that rescissions will not continue at the same rates (as a percentage of claims received) we have previously experienced. See the table labeled "Ever-To-Date Rescission Rates on Primary Claims Received" under "Management's Discussion and Analysis of Financial Condition and Results of Operations-Losses-Losses incurred."

In addition, our loss reserving methodology incorporates the effects we expect rescission activity to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. See "—Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves." We estimate rescissions mitigated our incurred losses by approximately $0.4 billion in 2008, $2.5 billion in 2009 and $0.2 billion in 2010. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. In recent quarters, between 20% and 28% of claims received in a quarter have been resolved by rescissions. At December 31, 2010, we had 214,724 loans in our primary delinquency inventory; the resolution of a significant portion of these loans will not involve paid claims.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under Accounting Standards Codification ("ASC") 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see the risk factor titled, "We are subject to the risk of private litigation and regulatory proceedings" as well as Item 3 in our Annual Report on Form 10-K, "Legal Proceedings."

In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. Loans covered by this settlement agreement represented fewer than 10% of our policies in force as well as our delinquent inventory. Under this agreement, we waived certain of our rescission rights on loans subject to the agreement and the customer agreed to contribute to the cost of claims that we pay on those loans. The rescission rights we waived are for matters related to loan origination, which historically have been the basis for substantially all of our rescissions. In addition, under the agreement we reversed certain rescissions and the customer waived claims regarding certain other past rescissions. This agreement did not have a significant impact on our established loss reserves. We continue to discuss with other lenders their objections to material rescissions and/or the possibility of entering into a settlement agreement. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability.

We are subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC settled class action litigation against it under RESPA in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. On November 29, 2010, six mortgage insurers (including MGIC) and a large mortgage lender (which was the named plaintiffs' lender) were named as defendants in a complaint, alleged to be a class action, filed in Federal District Court for the District of Columbia. The complaint alleges various causes of action related to the captive mortgage reinsurance arrangements of this mortgage lender, including that the defendants violated RESPA by paying the lender's captive reinsurer excessive premiums in relation to the risk assumed by that captive. The named plaintiffs' loan was not insured by MGIC and it is our understanding that it was not reinsured by this mortgage lender's captive reinsurance affiliates. We intend to defend MGIC against this complaint vigorously but we are unable to predict the outcome of the litigation or its effect on us. While we are only a defendant in this RESPA case, there can be no assurance that we will not be subject to future litigation under RESPA (or FCRA) or that the outcome of any such litigation would not have a material adverse effect on us.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. In addition, the Dodd-Frank Act, the financial reform legislation that was passed in July 2010, establishes the Bureau of Consumer Financial Protection to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that affect our business. Such rules and regulations could have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the "MN Department"), which regulates insurance, we provided the MN Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MN Department, and beginning in March 2008 the MN Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In addition, beginning in June 2008, we have received subpoenas from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that HUD as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

Since October 2007 we had been involved in an investigation conducted by the Division of Enforcement of the SEC. The investigation had focused on disclosure and financial reporting by us and by a co-investor in 2007 regarding our respective investments in our C-BASS joint venture. We have provided documents to the SEC and a number of our executive officers, as well as other employees, have testified. On January 18, 2011, the staff of the Division of Enforcement issued a formal closing letter advising us that the investigation has been terminated against us, our executive officers and other employees, and that it did not intend to recommend any enforcement action by the SEC.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees' Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint") on June 22, 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS, including its liquidity. Our motion to dismiss the Complaint was granted on February 18, 2010. On March 18, 2010, plaintiffs filed a motion for leave to file an amended complaint. Attached to this motion was a proposed Amended Complaint (the "Amended Complaint"). The Amended Complaint alleged that we and two of our officers named in the Amended Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about C-BASS, including its liquidity, and by failing to properly account for our investment in C-BASS. The Amended Complaint also named two officers of C-BASS with respect to the Amended Complaint's allegations regarding C-BASS. The purported class period covered by the Amended Complaint began on February 6, 2007 and ended on August 13, 2007. The Amended Complaint sought damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported violations of federal securities laws. On April 12, 2010, we filed a motion in opposition to Plaintiff's motion for leave to amend its complaint. On December 8, 2010, the plaintiff's motion to file an amended complaint was denied and the Complaint was dismissed with prejudice. On January 6, 2011, the plaintiff appealed the February 18, 2010 and December 8, 2010 decisions to the United States Court of Appeals for the Seventh Circuit. We are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

Several law firms have issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations.

With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

On December 17, 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco (the "California State Court") against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the insurance policies at issue. On January 19, 2010, we removed this case to the United States District Court for the Northern District of California (the "District Court"). On March 30, 2010, the District Court ordered the case remanded to the California State Court. We have appealed this decision to the United States Court of Appeals for the Ninth Circuit (the "Court of Appeals") and asked the Court of Appeals to vacate the remand and stay proceedings in the District Court. On May 17, 2010, the Court of Appeals denied a stay of the District Court's remand order. On May 28, 2010, Countrywide filed an amended complaint substantially similar to the original complaint in the California State Court. On July 2, 2010, we filed a petition in the California State Court to compel arbitration and stay the litigation in that court. On August 26, 2010, Countrywide filed an opposition to our petition. Countrywide's opposition states that there are thousands of loans for which it disputes MGIC's interpretation of the flow insurance policies at issue. On September 16, 2010, we filed a reply to Countrywide's opposition. On October 1, 2010, the California State Court stayed the litigation in that court pending a final ruling on our appeal.

In connection with the Countrywide dispute discussed above, on February 24, 2010, we commenced an arbitration action against Countrywide seeking a determination that MGIC was entitled to deny and/or rescind coverage on the loans involved in the arbitration action, which were insured through the flow channel and numbered more than 1,400 loans as of the filing of the action. On March 16, 2010, Countrywide filed a response to our arbitration action objecting to the arbitrator's jurisdiction in view of the case initiated by Countrywide in the California State Court and asserting various defenses to the relief sought by MGIC in the arbitration. On December 20, 2010, we filed an amended demand in the arbitration proceeding. This amended demand increased the number of loans for which we denied and/or rescinded coverage and which were insured through the flow channel to more than 3,300. We continue to rescind insurance coverage on additional Countrywide loans. On December 20, 2010 Countrywide filed an amended response. In the amended response, Countrywide is seeking relief for rescissions on loans insured by MGIC through the flow channel and more than 30 bulk insurance policies. In correspondence with MGIC, Countrywide has indicated that it believes MGIC has improperly rescinded coverage on approximately 4,700 loans. The amended response also seeks damages as a result of purported breaches of insurance policies issued by MGIC and additional damages, including exemplary damages, on account of MGIC's purported breach of an implied covenant of good faith and fair dealing. The amended response states that Countrywide seeks damages "well-exceeding" $150 million; the original response sought damages of at least $150 million. On January 17, 2011, Countrywide filed an answer to MGIC's amended demand and MGIC filed an answer to Countrywide's amended response. Countrywide and MGIC have each selected 12 loans for which a three-member arbitration panel will determine coverage. While the panel's determination will not be binding on the other loans at issue, the panel will identify the issues for these 24 "bellwether" loans and strive to set forth findings of fact and conclusions of law in such a way as to aid the parties to apply them to the other loans at issue. The hearing before the panel on the bellwether loans is scheduled to begin in October, 2011.

During 2008-2010, rescissions of Countrywide-related loans mitigated our paid losses on the order of $315 million. This amount is the amount we estimate we would have paid had the loans not been rescinded. On a per loan basis, the average amount that we would have paid had the loans not been rescinded was approximately $72 thousand. At December 31, 2010, 44,838 loans in our primary delinquency inventory were Countrywide-related loans (approximately 21% of our primary delinquency inventory). Of these 44,838 loans, some will cure their delinquency and the remainder will either become paid claims or will be rescinded. During 2008-2010, of the claims on Countrywide-related loans that were resolved (a claim is resolved when it is paid or rescinded; claims that are submitted but which are under review are not resolved until one of these two outcomes occurs), approximately 72% were paid and the remaining 28% were rescinded.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. Because our rescission practices with Countrywide do not differ from our practices with other servicers, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. As discussed in Note 9 – "Loss reserves" to our consolidated financial statements, during 2008-2010 we estimated that total rescissions mitigated our incurred losses by approximately $3.1 billion, which included approximately $2.0 billion of mitigation on paid losses, excluding amounts that would have been applied to a deductible. At December 31, 2010 we estimate that our total loss reserves were benefited from rescissions by approximately $1.3 billion.

We intend to defend MGIC against Countrywide's complaint and arbitration response, and to pursue MGIC's claims in the arbitration, vigorously. However, we are unable to predict the outcome of these proceedings or their effect on us. Also, although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, we have not accrued any reserves that would reflect an adverse outcome in this proceeding. An accrual for an adverse outcome in this (or any other) proceeding would be a reduction to our capital. In this regard, see our risk factor titled "Even though our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received approval from the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and the GSEs, we cannot guarantee that the implementation of our plan will allow us to continue to write new insurance on an uninterrupted basis."

In addition to the rescissions at issue with Countrywide, we have a substantial pipeline of claims investigations (including investigations involving loans related to Countrywide) that we expect will eventually result in future rescissions. In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. We continue to discuss with other lenders their objections to material rescissions. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Because our rescission practices with Countrywide do not differ from our practices with other servicers, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. For additional information about rescissions as well as the settlement referred to above, see "—We may not continue to realize benefits from rescissions at the rates we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper."

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with generally accepted accounting principles, commonly referred to as GAAP, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is often referred to as "IBNR"). We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporate anticipated mitigation from rescissions. We rescind policies and deny claims in cases where we believe our policy allows us to do so. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings, including those with Countrywide, or from ongoing disagreements over the interpretation of our policy, including those with one of our pool insurance insureds related to the computation of the aggregate loss limit under a pool insurance policy. For more information regarding Countrywide, see "—We are subject to the risk of private litigation and regulatory proceedings" and for more information regarding the pool insurance disagreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Consolidated Operations – Pool Insurance."

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

Loan modification and other similar programs may not continue to provide material benefits to us and our losses on loans that re-default can be higher than what we would have paid had the loan not been modified.

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation (the "FDIC") and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in $3.2 billion of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. For internal reporting purposes, we assume approximately 50% of those modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program ("HAMP"). Some of HAMP's eligibility criteria relate to the borrower's current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 16,800 loans in our primary delinquent inventory at December 31, 2010 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through December 31, 2010 approximately 24,600 delinquent primary loans have cured their delinquency after entering HAMP are not in default. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly in recent months and most of the loans currently in a trial period will not receive HAMP modifications. In September 2010, the U.S. Department of the Treasury directed several large loan servicers to change their processes for soliciting borrowers and determining eligibility for participation in HAMP. We are uncertain what effect such changes in processes will have on HAMP participation and any benefits we may receive from such participation.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower's mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. Unless a lender has obtained our prior approval, if a borrower's mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction.

Eligibility under loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low down payment mortgage originations include:

- restrictions on mortgage credit due to more stringent underwriting standards and liquidity issues affecting lenders,
- the level of home mortgage interest rates and their deductibility for income tax purposes,
- the health of the domestic economy as well as conditions in regional and local economies,
- housing affordability,
- population trends, including the rate of household formation,
- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and
- government housing policy encouraging loans to first-time homebuyers.

The Dodd-Frank Act establishes the Bureau of Consumer Financial Protection to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that affect our business or the volume of low down payment home mortgage originations. Such rules and regulations could have a material adverse effect on our financial position or results of operations.

A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our new insurance written and reduce our revenues. Such a decline could be caused by, among other things, the definition of "qualified residential mortgages" by regulators implementing the Dodd-Frank Act. See "—The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance or if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured."

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. During 2010, approximately 11% of our new insurance written was for loans for which one lender was the original insured, although revenue from such loans was significantly less than 10% of our revenues during this period. Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company,
- Genworth Mortgage Insurance Corporation,
- United Guaranty Residential Insurance Company,
- Radian Guaranty Inc.,
- Republic Mortgage Insurance Company, whose parent, based on information filed with the SEC through January 13, 2011, is our largest shareholder,
- CMG Mortgage Insurance Company, and
- Essent Guaranty, Inc.

Until recently, the mortgage insurance industry had not had new entrants in many years. Recently, Essent Guaranty, Inc. announced that it began writing new mortgage insurance. Essent has publicly reported that one of its investors is JPMorgan Chase which is one of our customers. The perceived increase in credit quality of loans that are being insured today combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage new entrants. We understand that one potential new entrant has advertised for employees. The FHA, which in recent years was not viewed by us as a significant competitor, substantially increased its market share beginning in 2008.

Our relationships with our customers could be adversely affected by a variety of factors, including tightening of and adherence to our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers, rescission of loans that affect the customer and our decision to discontinue ceding new business under excess of loss captive reinsurance programs. In the fourth quarter of 2009, Countrywide commenced litigation against us as a result of its dissatisfaction with our rescission practices shortly after Countrywide ceased doing business with us. See "—We are subject to the risk of private litigation and regulatory proceedings" for more information about this litigation and the arbitration case we filed against Countrywide regarding rescissions. Countrywide and its Bank of America affiliates accounted for 12.0% of our flow new insurance written in 2008 and 8.3% of our new insurance written in the first three quarters of 2009. In addition, we continue to have discussions with other lenders who are significant customers regarding their objections to rescissions.

We believe some lenders assess a mortgage insurer's financial strength rating as an important element of the process through which they select mortgage insurers. MGIC's financial strength rating from Moody's is Ba3 with a positive outlook and from Standard & Poor's is B+ with a negative outlook. It is possible that MGIC's financial strength ratings could decline from these levels. As a result of MGIC's less than investment grade financial strength rating, MGIC may be competitively disadvantaged with these lenders.

Downturns in the domestic economy or declines in the value of borrowers' homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders, higher interest rates generally or changes to the deductibility of mortgage interest for income tax purposes, or other factors. The residential mortgage market in the United States has for some time experienced a variety of poor or worsening economic conditions, including a material nationwide decline in housing values, with declines continuing in 2010 in a number of geographic areas. Home values may continue to deteriorate and unemployment levels may remain elevated or increase.

The mix of business we write also affects the likelihood of losses occurring.

Even when housing values are stable or rising, certain types of mortgages have higher probabilities of claims. These types include loans with loan-to-value ratios over 95% (or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. As of December 31, 2010, approximately 57.6% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 8.7% had FICO credit scores below 620, and 11.3% had limited underwriting, including limited borrower documentation, each attribute as determined at the time of loan origination. A material portion of these loans were written in 2005 — 2007 or the first quarter of 2008. In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." For additional information about such loans, see footnote 4 to the table titled "Default Statistics for the MGIC Book" in Item 1 of our Annual Report on Form 10-K.

Beginning in the fourth quarter of 2007 we made a series of changes to our underwriting guidelines in an effort to improve the risk profile of our new business. From time to time, in response to market conditions, we change the types of loans that we insure and the guidelines under which we insure them. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together these exceptions accounted for fewer than 5% of the loans we insured in recent quarters. Beginning in September 2009, we have made changes to our underwriting guidelines that have allowed certain loans to be eligible for insurance that were not eligible prior to those changes and we expect to continue to make changes in appropriate circumstances in the future. Our underwriting guidelines are available on our website at http://www.mgic.com/guides/underwriting.html.

As of December 31, 2010, approximately 3.2% of our primary risk in force written through the flow channel, and 36.4% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs"). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a "teaser rate" (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we have insured "interest-only" loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that were effective beginning in the first quarter of 2008, our insurance written beginning in the second quarter of 2008 will generate underwriting profits.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

During 2010, we began pricing our new insurance written considering, among other things, the borrower's credit score ("credit-tiered pricing"). We made these rate changes to be more competitive with insurance programs offered by the FHA. These rate changes have resulted in lower premiums being charged for a substantial majority of our new insurance written. However, beginning in the fourth quarter of 2009, the average coverage percentage of our new insurance written increased. We believe the increased coverage was due in part to the elimination of Fannie Mae's reduced coverage program. See "—Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses." Because we charge higher premiums for higher coverages, the effect of lower premium rates under our new pricing plan has been mitigated by the increase in premiums due to higher coverages. We cannot predict whether our new business written in the future will continue to have higher coverages. For more information about our rate changes, see our Form 8-K that was filed with the SEC on February 23, 2010.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of December 31, 2010, the premium deficiency reserve was $179.0 million, which reflects the present value of expected future losses and expenses that exceeds the present value of expected future premium and already established loss reserves on these bulk transactions.

The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that additional premium deficiency reserves on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

It is uncertain what effect foreclosure moratoriums and issues arising from the investigation of servicers' foreclosure procedures will have on us.

Various government entities and private parties have from time to time enacted foreclosure (or equivalent) moratoriums and suspensions (which we collectively refer to as moratoriums). There has been public discussion that additional government moratoriums may be effected in the near future if investigations by various government agencies indicate that large mortgage servicers and other parties acted improperly in foreclosure proceedings. We do not know what effect improprieties that may have occurred in a particular foreclosure have on the validity of that foreclosure, once it was completed and the property transferred to the lender. Under our policy, in general, completion of a foreclosure is a condition precedent to the filing of a claim.

Past moratoriums, which were imposed to afford time to determine whether loans could be modified, did not stop the accrual of interest or affect other expenses on a loan, and we cannot predict whether any future moratorium would do so. Therefore, unless a loan is cured during a moratorium, at the expiration of a moratorium, additional interest and expenses may be due to the lender from the borrower. For certain moratoriums (e.g., those imposed in order to afford time to modify loans), our paid claim amount may include some additional interest and expenses. For moratoriums instituted due to investigations into servicers and other parties' actions in foreclosure proceedings, our willingness to pay additional interest and expenses may be different, subject to the terms of our mortgage insurance policies. The various moratoriums may temporarily delay our receipt of claims and may increase the length of time a loan remains in our delinquent loan inventory.

In early January, 2011, the highest court in Massachusetts, a state in which foreclosures are accomplished by private sale rather than judicial action, held the foreclosure laws of that state required a person seeking to foreclose a mortgage to be the holder of the mortgage at the time notice of foreclosure was published. The servicers who had foreclosed in this case did not provide sufficient evidence that they were the holders of the mortgages and therefore they lacked authority to foreclose. We are studying the effect this decision has on our claims process.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and
- mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003. Future premiums on our insurance in force represent a material portion of our claims paying resources.

Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.

As noted above under "— Even though our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received approval from the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") and the GSEs, we cannot guarantee that the implementation of our plan will allow us to continue to write new insurance on an uninterrupted basis," we may be required to raise additional equity capital. Any such future sales would dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.

We have $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. On October 1, 2010, we paid interest that we had previously elected to defer on these debentures. We continue to have the right, and may elect, to defer interest payable under the debentures in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also converted into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We also have $345 million principal amount of 5% Convertible Senior Notes outstanding. The Senior Notes are convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. We do not have the right to defer interest on these Senior Notes.

While we believe we have settled this matter on a preliminary basis, the Internal Revenue Service had proposed significant adjustments to our taxable income for 2000 through 2007.

The Internal Revenue Service ("IRS") completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and issued assessments for unpaid taxes, interest and penalties. The primary adjustment in both examinations related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We appealed those adjustments and, in August 2010, we reached a tentative settlement agreement with the IRS. The settlement agreement is subject to review by the Joint Committee on Taxation of Congress because net operating losses incurred in 2009 were carried back to taxable years that were included in the agreement. A final agreement is expected to be entered into when the review is complete, although we do not expect there will be any substantive change in the terms of a final agreement from those in the tentative agreement. We adjusted our tax provision and liabilities for the effects of this agreement in 2010 and believe that they accurately reflect our exposure in regard to this issue.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (Basel I), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2009 and 2010. Basel II affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance, or other changes to our customers' capital requirements, may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways.

The discussion above does not reflect the release by the Basel Committee in September 2010 of the Basel III guidelines. The Basel III guidelines will increase the capital requirements of certain banking organizations. Implementation of the Basel III guidelines will require formal regulations, which have not yet been proposed by the federal banking agencies and will involve a substantial phase-in period. We are continuing to evaluate the potential effects of the Basel III guidelines on our business.

Our Australian operations may suffer significant losses.

We have committed significant resources to begin international operations, primarily in Australia, where we started to write business in June 2007. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia. Our existing risk in force in Australia is subject to the risks described in the general economic and insurance business-related factors discussed above. Recent significant increases in housing values in Australia may make these risks more significant than they have been in the past because these increases may make Australian housing values more susceptible to significant future price declines. In addition to these risks, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses. Future housing market conditions could lead to additional increases in delinquencies. Managing a substantially higher volume of non-performing loans could lead to disruptions in the servicing of mortgages. Investigations into whether servicers have acted improperly in foreclosure proceedings may further strain the resources of servicers.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers LLP, an independent registered public accounting firm has audited the consolidated financial statements and effectiveness of internal control over financial reporting, as of December 31, 2010 as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MGIC Investment Corporation

In our opinion, the consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and its subsidiaries (the "Company") at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Milwaukee, Wisconsin
March 1, 2011

Consolidated Statements of Operations

	2010	2009	2008
	(In thousands, except per share data)		
Revenues:			
Premiums written:			
Direct	$ 1,169,081	$ 1,346,191	$ 1,661,544
Assumed	3,090	3,947	12,221
Ceded (note 11)	(70,376)	(107,111)	(207,718)
Net premiums written	1,101,795	1,243,027	1,466,047
Decrease (increase) in unearned premiums	66,952	59,314	(72,867)
Net premiums earned (note 11)	1,168,747	1,302,341	1,393,180
Investment income, net of expenses (note 6)	247,253	304,678	308,517
Realized investment gains, net (note 6)	102,581	92,874	52,889
Total other-than-temporary impairment losses	(9,644)	(42,704)	(65,375)
Portion of losses recognized in other comprehensive income (loss), before taxes (note 3)	-	1,764	-
Net impairment losses recognized in earnings	(9,644)	(40,940)	(65,375)
Other revenue	11,588	49,573	32,315
Total revenues	1,520,525	1,708,526	1,721,526
Losses and expenses:			
Losses incurred, net (notes 9 and 11)	1,607,541	3,379,444	3,071,501
Change in premium deficiency reserves (note 10)	(51,347)	(261,150)	(756,505)
Amortization of deferred policy acquisition costs	7,062	8,204	10,024
Other underwriting and operating expenses, net	218,080	231,408	261,290
Reinsurance fee (note 11)	-	26,407	1,781
Interest expense (note 8)	98,589	89,266	81,074
Total losses and expenses	1,879,925	3,473,579	2,669,165
Loss before tax and joint ventures	(359,400)	(1,765,053)	(947,639)
Provision for (benefit from) income taxes (note 14)	4,335	(442,776)	(397,798)
Income from joint ventures, net of tax (note 12)	-	-	24,486
Net loss	$ (363,735)	$(1,322,277)	$ (525,355)
Loss per share (notes 3 and 18):			
Basic	$ (2.06)	$ (10.65)	$ (4.61)
Diluted	$ (2.06)	$ (10.65)	$ (4.61)
Weighted average common shares outstanding - basic (shares in thousands, note 3)	176,406	124,209	113,962
Weighted average common shares outstanding - diluted (shares in thousands, note 3)	176,406	124,209	113,962
Dividends per share	$ -	$ -	$ 0.075

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	2010	2009
	(In thousands)	
ASSETS		
Investment portfolio (notes 6 and 7):		
Securities, available-for-sale, at fair value:		
Fixed maturities (amortized cost, 2010 - $7,366,808; 2009 - $7,091,840)	$ 7,455,238	$ 7,251,574
Equity securities	3,044	2,891
Total investment portfolio	7,458,282	7,254,465
Cash and cash equivalents	1,304,154	1,185,739
Accrued investment income	70,305	79,828
Reinsurance recoverable on loss reserves (note 11)	275,290	332,227
Reinsurance recoverable on paid losses (note 11)	34,160	9,297
Prepaid reinsurance premiums (note 11)	2,637	3,554
Premiums receivable	79,567	90,139
Home office and equipment, net	28,638	29,556
Deferred insurance policy acquisition costs	8,282	9,022
Income taxes recoverable (note 14)	-	275,187
Other assets	72,327	135,405
Total assets	$ 9,333,642	$ 9,404,419
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 9 and 11)	$ 5,884,171	$ 6,704,990
Premium deficiency reserve (note 10)	178,967	193,186
Unearned premiums (note 11)	215,157	280,738
Senior notes (note 8)	376,329	377,098
Convertible senior notes (note 8)	345,000	-
Convertible junior debentures (note 8)	315,626	291,785
Other liabilities	349,337	254,041
Total liabilities	7,664,587	8,101,838
Contingencies (note 20)		
Shareholders' equity (note 15):		
Common stock, $1 par value, shares authorized 460,000,000; shares issued 2010 - 205,046,780; 2009 - 130,163,060; outstanding 2010 - 200,449,588; 2009 - 125,101,057	205,047	130,163
Paid-in capital	1,138,942	443,294
Treasury stock (shares at cost 2010 - 4,597,192; 2009 - 5,062,003)	(222,632)	(269,738)
Accumulated other comprehensive income, net of tax (note 3)	22,136	74,155
Retained earnings	525,562	924,707
Total shareholders' equity	1,669,055	1,302,581
Total liabilities and shareholders' equity	$ 9,333,642	$ 9,404,419

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2008, 2009 and 2010

Consolidated Statements of Shareholders' Equity

	Common stock	Paid-in capital	Treasury stock	Accumulated other comprehensive income (loss) (note 3)	Retained earnings	Comprehensive loss
	(In thousands)					
Balance, December 31, 2007	$ 123,067	$ 316,649	$ (2,266,364)	$ 70,675	$ 4,350,316	
Net loss					(518,914)	$ (518,914)
Change in unrealized investment gains and losses, net	-	-	-	(116,939)	-	(116,939)
Dividends declared (note 16)	-	-	-	-	(8,159)	
Common stock shares issued	7,052	68,706	-	-	-	
Reissuance of treasury stock, net	-	(41,686)	1,989,491	-	(1,569,567)	
Equity compensation	-	20,562	-	-	-	
Defined benefit plan adjustments, net	-	-	-	(44,649)	-	(44,649)
Unrealized foreign currency translation adjustment, net	-	-	-	(16,354)	-	(16,354)
Other	-	2,836	-	478	-	478
Comprehensive loss						$ (696,378)
Balance, December 31, 2008 (as originally reported)	$ 130,119	$ 367,067	$ (276,873)	$ (106,789)	$ 2,253,676	
Cumulative effect of accounting change (convertible debt)	-	73,475	-	-	(6,442)	
Balance, December 31, 2008 (as adjusted)	$ 130,119	$ 440,542	$ (276,873)	$ (106,789)	$ 2,247,234	
Net loss					(1,322,277)	(1,322,277)
Change in unrealized investment gains and losses, net	-	-	-	154,358	-	154,358
Noncredit component of impairment losses, net (note 6)	-	-	-	(1,764)	-	(1,764)
Common stock shares issued upon debt conversion (note 8)	44	263	-	-	-	
Reissuance of treasury stock, net	-	(11,613)	7,135	-	(545)	
Equity compensation	-	14,102	-	-	-	
Defined benefit plan adjustments, net	-	-	-	10,704	-	10,704
Unrealized foreign currency translation adjustment, net	-	-	-	17,646	-	17,646
Other	-	-	-	-	295	
Comprehensive loss						$ (1,141,333)
Balance, December 31, 2009	$ 130,163	$ 443,294	$ (269,738)	$ 74,155	$ 924,707	
Net loss					(363,735)	(363,735)
Change in unrealized investment gains and losses, net (notes 6 and 7)	-	-	-	(69,074)	-	(69,074)
Common stock shares issued (note 15)	74,884	697,492	-	-	-	
Reissuance of treasury stock, net (note 15)	-	(14,425)	47,106	-	(35,410)	
Equity compensation (note 18)	-	12,581	-	-	-	
Defined benefit plan adjustments, net (note 13)	-	-	-	6,390	-	6,390
Unrealized foreign currency translation adjustment, net	-	-	-	10,665	-	10,665
Comprehensive loss						$ (415,754)
Balance, December 31, 2010	$ 205,047	$ 1,138,942	$ (222,632)	$ 22,136	$ 525,562	

See accompanying notes to consolidated financial statements

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flow

	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net loss	$ (363,735)	$ (1,322,277)	$ (525,355)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	7,062	8,204	10,024
Capitalized deferred insurance policy acquisition costs	(6,322)	(5,722)	(10,360)
Depreciation and other amortization	60,882	60,349	33,688
Decrease (increase) in accrued investment income	9,523	11,028	(18,027)
Decrease (increase) in reinsurance recoverable on loss reserves	56,937	(99,239)	(197,744)
Decrease in prepaid reinsurance premiums	917	862	4,299
Decrease in premiums receivable	10,572	7,462	9,732
(Increase) decrease in real estate	(2,390)	29,028	112,340
(Decrease) increase in loss reserves	(820,819)	1,929,438	2,133,073
Decrease in premium deficiency reserve	(14,219)	(261,150)	(756,505)
(Decrease) increase in unearned premiums	(65,581)	(55,360)	63,865
Deferred tax (benefit) provision	(75)	176,279	411,683
Decrease (increase) in income taxes recoverable (current)	293,681	(179,006)	140,460
Equity earnings from joint ventures	-	-	(33,794)
Distributions from joint ventures	-	-	22,195
Realized investment gains, net	(102,581)	(92,874)	(52,889)
Net investment impairment losses	9,644	40,940	65,375
Other	51,074	81,992	(47,152)
Net cash (used in) provided by operating activities	(875,430)	329,954	1,364,908
Cash flows from investing activities:			
Purchase of equity securities	(156)	(1,387)	(89)
Purchase of fixed maturities	(5,225,794)	(4,147,412)	(3,592,600)
Additional investment in joint ventures	-	-	(546)
Proceeds from sale of investment in joint ventures	-	-	150,316
Proceeds from sale of equity securities	-	1,273	-
Repayment of note receivable from joint ventures	83,500	-	-
Proceeds from sale of fixed maturities	4,287,312	3,663,239	1,724,780
Proceeds from maturity of fixed maturities	740,959	554,980	413,328
Net increase (decrease) in payable for securities	2,275	(17,890)	19,547
Net cash (used in) provided by investing activities	(111,904)	52,803	(1,285,264)
Cash flows from financing activities:			
Dividends paid to shareholders	-	-	(8,159)
Repayment of note payable	-	(200,000)	(100,000)
Repayment of long-term debt	(1,000)	(94,352)	-
Net proceeds from convertible debentures	-	-	377,199
Proceeds from reissuance of treasury stock	-	-	383,959
Net proceeds from convertible senior notes	334,373	-	-
Common stock shares issued	772,376	-	75,758
Net cash provided by (used in) financing activities	1,105,749	(294,352)	728,757
Net increase in cash and cash equivalents	118,415	88,405	808,401
Cash and cash equivalents at beginning of year	1,185,739	1,097,334	288,933
Cash and cash equivalents at end of year	$ 1,304,154	$ 1,185,739	$ 1,097,334

See accompanying notes to consolidated financial statements.

Notes Consolidated Financial Statements

1. Nature of business

MGIC Investment Corporation is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. We provide mortgage insurance to lenders throughout the United States and to government sponsored entities ("GSEs") to protect against loss from defaults on low down payment residential mortgage loans. Our principal product is primary mortgage insurance. Primary mortgage insurance may be written through the flow channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk channel, in which portfolios of loans are individually insured in single, bulk transactions. Prior to 2008, we wrote significant volume through the bulk channel, substantially all of which was Wall Street bulk business, which we discontinued writing in 2007. We did not write any business through the bulk channel during 2009 or 2010. Prior to 2009, we also wrote pool mortgage insurance. We wrote an insignificant amount of pool business during 2009 and none in 2010. Through certain other non-insurance subsidiaries, we also provide various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention. In 2007, we began providing mortgage insurance to lenders in Australia. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia. Our Australian operations are included in our consolidated financial statements; however they are not material to our consolidated results.

At December 31, 2010, our direct domestic primary insurance in force (representing the principal balance in our records of all mortgage loans that we insure) and direct domestic primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage) was approximately $191.3 billion and $49.0 billion, respectively. Our direct pool risk in force at December 31, 2010 was approximately $2.7 billion. The $2.7 billion includes $1.5 billion of risk on pool policies with no aggregate loss limits. Prior to December 31, 2010, we disclosed the estimated risk amount that would credit enhance these loans to a 'AA' level based on a rating agency model. In 2010, we did not renew our subscription to this model and no longer estimate this amount. At December 31, 2009 for $2.0 billion of risk with no aggregate loss limits, risk in force under the model was estimated at $190 million. Our risk in force in Australia at December 31, 2010 was approximately $1.0 billion which represents the risk associated with 100% coverage on the insurance in force. However the mortgage insurance we provided in Australia only covers the unpaid loan balance after the sale of the underlying property.

Capital

The insurance laws or regulations of 17 jurisdictions, including Wisconsin, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the risk-to-capital requirement. While formulations of minimum capital may vary in certain jurisdictions, the most common measure applied allows for a maximum permitted risk-to-capital ratio of 25 to 1. At December 31, 2010, MGIC's risk-to-capital ratio was 19.8 to 1 and the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 23.2 to 1. Also, at December 31, 2010, MGIC's policyholders position (policyholders position is the insurer's net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums) exceeded the required regulatory minimum of our domiciliary state by approximately $225 million, and we exceeded the required minimum by approximately $290 million on a combined statutory basis. A high risk-to-capital ratio on a combined basis could affect MGIC's ability to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, absent a contribution of capital to such subsidiaries. These reinsurance arrangements permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements. Based upon internal company estimates, MGIC's risk-to-capital ratio over the next few years, after giving effect to any contribution to MGIC of the proceeds from our April 2010 common stock and convertible notes offerings beyond the contribution already made, could reach 40 to 1 or even higher under a stress loss scenario.

In December 2009, the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") issued an order waiving, until December 31, 2011, its risk-to-capital requirement. MGIC has also applied for waivers in all other jurisdictions that have risk-to-capital requirements. MGIC has received waivers from some of these jurisdictions which expire at various times. One waiver expired on December 31, 2010 and was not immediately renewed because the need for a waiver was not considered imminent. MGIC may reapply for the waiver. Some jurisdictions have denied the request and others may deny the request. The OCI and insurance departments of other jurisdictions, at their sole discretion, may modify, terminate or extend their waivers. If the OCI or another insurance department modifies or terminates its waiver, or if it fails to renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business anywhere, in the case of the waiver from the OCI, or in the particular jurisdiction, in the case of the other waivers, if MGIC's risk-to-capital ratio exceeds 25 to 1 unless MGIC obtained additional capital to enable it to comply with the risk-to-capital requirement. New insurance written in the jurisdictions that have risk-to-capital requirements represented approximately 50% of new insurance written in 2010. If we were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the applicable risk-to-capital requirement or obtained a necessary waiver to allow it to once again write new business.

We cannot assure you that the OCI or any other jurisdiction that has granted a waiver of its risk-to-capital requirements will not modify or revoke the waiver, that it will renew the waiver when it expires or that MGIC could obtain the additional capital necessary to comply with the risk-to-capital requirement. Depending on the circumstances, the amount of additional capital we might need could be substantial.

We have implemented a plan to write new mortgage insurance in MGIC Indemnity Corporation ("MIC") in selected jurisdictions in order to address the likelihood that in the future MGIC will not meet the minimum regulatory capital requirements discussed above and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which minimum requirements are present. MIC has received the necessary approvals, including from the OCI, to write business in all of the jurisdictions in which MGIC would be prohibited from continuing to write new business in the event of MGIC's failure to meet applicable regulatory capital requirements and obtain waivers of those requirements.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae (the "Fannie Mae Agreement") under which MGIC agreed to contribute $200 million to MIC (which MGIC has done) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011 subject to the terms of the Fannie Mae Agreement. Under the Fannie Mae Agreement, MIC will be eligible to write mortgage insurance only in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC's failure to meet regulatory capital requirements and if MGIC fails to obtain relief from those requirements or a specific waiver of them.

On February 11, 2010, Freddie Mac notified MGIC that it may utilize MIC to write new business in jurisdictions in which MGIC does not meet minimum regulatory capital requirements to write new business and does not obtain appropriate waivers of those requirements. This conditional approval to use MIC as a "Limited Insurer" (the "Freddie Mac Notification") will expire December 31, 2012. This conditional approval includes terms substantially similar to those in the Fannie Mae Agreement.

Under the Fannie Mae Agreement, Fannie Mae approved MIC as an eligible mortgage insurer only through December 31, 2011. Freddie Mac has approved MIC as a "Limited Insurer" only through December 31, 2012. Whether MIC will continue as an eligible mortgage insurer after these dates will be determined by the applicable GSE's mortgage insurer eligibility requirements then in effect. Further, under the Fannie Mae Agreement and the Freddie Mac Notification, MGIC cannot capitalize MIC with more than the $200 million contribution already made without prior approval from each GSE, which limits the amount of business MIC can write. We believe that the amount of capital that MGIC has contributed to MIC will be sufficient to write business for the term of both the Fannie Mae Agreement and the Freddie Mac Notification in the jurisdictions in which MIC is eligible to do so. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific regulatory capital requirements applicable to mortgage insurers, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to write business.

A failure to meet the specific minimum regulatory capital requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force, even in scenarios in which it fails to meet regulatory capital requirements, we cannot assure you that the events that led to MGIC failing to meet regulatory capital requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity, future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about housing values and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings related to rescissions that we make, including those with Countrywide.

Historically, rescissions of policies for which claims have been submitted to us were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of policies have materially mitigated our paid losses. In 2008, 2009 and 2010, rescissions mitigated our paid losses by approximately $0.2 billion, $1.2 billion and $1.2 billion, respectively, (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible or aggregate loss limit under a bulk or pool policy, and may have been charged to a captive reinsurer). While we have a substantial pipeline of claims investigations that we expect will eventually result in future rescissions, we expect that rescissions will not continue at the same rates (as a percentage of claims received) we have previously experienced.

In addition, our loss reserving methodology incorporates the effects we expect rescission activity to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. We estimate rescissions mitigated our incurred losses by approximately $0.4 billion in 2008, $2.5 billion in 2009 and $0.2 billion in 2010. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. In recent quarters, between 20% and 28% of claims received in a quarter have been resolved by rescissions. At December 31, 2010, we had 214,724 loans in our primary delinquency inventory; the resolution of a significant portion of these loans will not involve paid claims.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see Note 20 – "Litigation and contingencies."

In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. Loans covered by this settlement agreement represented fewer than 10% of our policies in force as well as our delinquent inventory. Under this agreement, we waived certain of our rescission rights on loans subject to the agreement and the customer agreed to contribute to the cost of claims that we pay on those loans. The rescission rights we waived are for matters related to loan origination, which historically have been the basis for substantially all of our rescissions. In addition, under the agreement we reversed certain rescissions and the customer waived claims regarding certain other past rescissions. This agreement did not have a significant impact on our established loss reserves. We continue to discuss with other lenders their objections to material rescissions and/or the possibility of entering into a settlement agreement. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or legal proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability.

See additional disclosure regarding statutory capital in Note 17 – "Statutory capital."

2. Basis of presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP), as codified in the Accounting Standards Codification ("ASC"). In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated. Historically, our investments in joint ventures and related loss or income from joint ventures principally consisted of our investment and related earnings in two less than majority owned joint ventures, Credit-Based Asset Servicing and Securitization LLC (C-BASS), and Sherman Financial Group LLC (Sherman). In 2007, we reduced the carrying value of C-BASS to zero. As a result, beginning in 2008, our joint venture income principally consisted of income from Sherman. In August of 2008, we sold our entire interest in Sherman to Sherman. Our equity in the earnings of joint ventures is shown separately, net of tax, on the statement of operations. (See Note 12 – "Investments in joint ventures")

3. Summary of significant accounting policies

Fair Value Measurements

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs primarily include certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs primarily include certain municipal and corporate bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state and auction rate (backed by student loans) securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process, which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. In addition, on a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities as observable inputs or value drivers are unavailable due to events described in Note 6 – "Investments". Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2010 and 2009. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with them. The DCF model is based on the following key assumptions:

  - Nominal credit risk as substantially all of the underlying collateral of these securities is ultimately guaranteed by the United States Department of Education;
  - Liquidity by December 31, 2012 through December 31, 2014;
  - Continued receipt of contractual interest; and
  - Discount rates ranging from 2.26% to 3.26%, which include a spread for liquidity risk.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

Investments

Our entire investment portfolio is classified as available-for-sale and is reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See Note 6 – "Investments")

In April 2009, new accounting guidance regarding the recognition and presentation of other-than-temporary impairments was issued. This guidance was effective beginning with the quarter ending June 30, 2009. The guidance required us to separate an other-than-temporary impairment ("OTTI") of a debt security into two components when there are credit related losses associated with the impaired debt security; we assert that we do not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before recovery of our cost basis. Under this guidance the amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors (such as changes in interest rates or market conditions) is recorded as a component of other comprehensive income (loss). In instances where no credit loss exists but it is more likely than not that we will have to sell the debt security prior to the anticipated recovery, the decline in fair value below amortized cost is recognized as an OTTI in earnings. In periods after recognition of an OTTI on debt securities, we account for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI were recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted into net investment income.

Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance.

In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;
- extent and duration of the decline;
- failure of the issuer to make scheduled interest or principal payments;
- change in rating below investment grade; and
- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if (1) we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or (2) we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security.

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, we use accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $62.9 million, $60.1 million and $56.3 million at December 31, 2010, 2009 and 2008, respectively. Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $2.9 million, $4.3 million and $4.5 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). For each underwriting year of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies. We utilize anticipated investment income in our calculation. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. If a premium deficiency exists, we reduce the related DAC by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related DAC balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. We define a default as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Our loss estimates are established based upon historical experience, including rescission and loan modification activity. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claim rates and claim amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See Note 9 – "Loss reserves")

Premium deficiency reserves

After our loss reserves are initially established, we perform premium deficiency tests using our best estimate assumptions as of the testing date. Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at year-end. Products are grouped for premium deficiency purposes based on similarities in the way the products are acquired, serviced and measured for profitability.

Calculations of premium deficiency reserves require the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other factors, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries and these effects could be material. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings. (See Note 10 - "Premium deficiency reserve")

Revenue recognition

We write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. We have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender. Cancellations include rescissions and policies cancelled due to claim payment. When a policy is rescinded, all previously collected premium is returned to the lender and when a claim is paid we return any premium received since the date of default. The liability associated with our estimate of premium to be returned is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in these liabilities affect premiums written and earned and change in premium deficiency reserve, respectively. In periods prior to 2010, the liability associated with premium to be returned on claim payments is included in loss reserves and changes to this estimate affect losses incurred. This policy did not have a significant impact on premiums written and earned or losses incurred in periods prior to 2010. The actual return of premium for all periods affects premiums written and earned. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred insurance policy acquisition costs.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

Income taxes

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves, which are recorded for regulatory purposes. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. However, to the extent incurred losses exceed 35% of net premiums earned in a calendar year, early withdrawals may be made from the contingency reserves with regulatory approval, which would lead to amounts being included in taxable income earlier than the tenth year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. We account for these purchases as a payment of current federal income taxes. There were no purchases of tax and loss bonds in 2008, 2009 or 2010. The last tax and loss bonds we held were redeemed in 2009.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed in Note 14 –"Income Taxes", beginning in 2009, we have reduced our benefit from income tax by establishing a valuation allowance.

We provide for uncertain tax positions and the related interest and penalties based on our assessment of whether a tax benefit is more likely than not to be sustained under any examination by taxing authorities.

Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all employees, as well as a supplemental executive retirement plan. Retirement benefits are based on compensation and years of service. We recognize these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. Our policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974.

We offer both medical and dental benefits for retired domestic employees, their spouses and eligible dependents until the retiree reaches the age of 65. Under the plan retirees pay a premium for these benefits. We accrue the estimated costs of retiree medical and dental benefits over the period during which employees render the service that qualifies them for benefits. Historically benefits were generally funded as they were due, however beginning in 2009 some benefits have been paid from the fund. The cost to us has not been significant. (See Note 13 – "Benefit plans")

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves". Ceded unearned premiums are reflected as "Prepaid reinsurance premiums". Ceded losses paid are reflected as "Reinsurance recoverable on paid losses". Ceded premiums payable are included in "Other liabilities". We remain liable for all reinsurance ceded. (See Note 11 – "Reinsurance")

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated at the year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains and losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from transactions in a foreign currency are recorded in current period net income at the rate on the transaction date.

Share-Based Compensation

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years. (See Note 18 – "Share-based compensation plans")

Earnings per share

Our basic EPS is based on the weighted average number of common shares outstanding, which excludes participating securities with non-forfeitable rights to dividends of 1.8 million, 1.9 million and 1.5 million, respectively, for the years ended December 31, 2010, 2009 and 2008 because they were anti-dilutive due to our reported net loss. Typically, diluted EPS is based on the weighted average number of common shares outstanding plus common stock equivalents which include certain stock awards, stock options and the dilutive effect of our convertible debt. In accordance with accounting guidance, if we report a net loss from continuing operations, then our diluted EPS is computed in the same manner as the basic EPS. In addition, if any common stock equivalents are anti-dilutive they are always excluded from the calculation. The following is a reconciliation of the weighted average number of shares; however for the years ended December 31, 2010, 2009 and 2008, common stock equivalents of 47.4 million, 37.6 million and 22.8 million, respectively, were not included because they were anti-dilutive.

	Years Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Basic (loss) earnings per share:			
Average common shares outstanding	176,406	124,209	113,962
Net loss	$ (363,735)	$ (1,322,277)	$ (525,355)
Basic (loss) earnings per share	$ (2.06)	$ (10.65)	$ (4.61)
Diluted (loss) earnings per share:			
Weighted-average shares – Basic	176,406	124,209	113,962
Common stock equivalents	-	-	-
Weighted-average shares – Diluted	176,406	124,209	113,962
Net loss	$ (363,735)	$ (1,322,277)	$ (525,355)
Diluted (loss) earnings per share	$ (2.06)	$ (10.65)	$ (4.61)

Other comprehensive income

Our total other comprehensive income was as follows:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Net loss	$ (363,735)	$ (1,322,277)	$ (525,355)
Other comprehensive (loss) income	(52,019)	180,944	(177,464)
Total other comprehensive loss	$ (415,754)	$ (1,141,333)	$ (702,819)
Other comprehensive income (loss) (net of tax):			
Change in unrealized gains and losses on investments	$ (69,074)	$ 154,358	$ (116,939)
Noncredit component of impairment loss	-	(1,764)	-
Amortization related to benefit plans	6,390	10,704	(44,649)
Unrealized foreign currency translation adjustment	10,665	17,646	(16,354)
Other	-	-	478
Other comprehensive (loss) income	$ (52,019)	$ 180,944	$ (177,464)

The tax expense (benefit) on other comprehensive income was $5.9 million (adjusted for the valuation allowance, see Note 14 – "Income taxes"), $98.1 million and ($96.3) million for the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, accumulated other comprehensive income of $22.1 million included $32.5 million of net unrealized gains on investments, ($30.8) million relating to defined benefit plans and $20.4 million related to foreign currency translation adjustment. At December 31, 2009, accumulated other comprehensive income of $74.2 million included $101.6 million of net unrealized gains on investments, ($37.2) million relating to defined benefit plans and $9.8 million related to foreign currency translation adjustment.

Cash and cash equivalents

We consider cash equivalents to be money market funds and investments with original maturities of three months or less.

Subsequent events

We have considered subsequent events through the date of this filing.

4. New accounting policies

In October 2010, new guidance was issued on accounting for costs associated with acquiring or renewing insurance contracts. The new guidance will likely change how insurance companies account for acquisition costs, particularly in determining what costs are deferrable. The new requirements are effective for fiscal years beginning after December 15, 2011, either prospectively or by retrospective adjustment. We are currently evaluating the provisions of this guidance and the impact on our financial statements and disclosures.

In January 2010, new accounting guidance was issued that expanded the required disclosures on fair value measurements. The guidance will require the disclosure of transfers in and out of Levels 1 and 2 of the fair value hierarchy and the reasons for those transfers and separate presentation of purchases, sales, issuances and settlements for Level 3 securities, on a gross basis rather than as one net number. The new guidance also clarifies the level of disaggregation required to be disclosed for each class of assets and liabilities and provides clarification on the appropriate disclosures of inputs and valuation techniques used to measure fair value for both recurring and non recurring measurements in Levels 2 and 3. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements for the Level 3 securities. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We have evaluated the provisions of this guidance and there is no significant impact on our financial statement disclosures.

5. Related party transactions

C-BASS provided certain services to us during 2009 and 2008 in exchange for fees. The impact of these transactions was not material to us.

6. Investments

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2010 and 2009 are shown below.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Fair Value
	(In thousands)			
December 31, 2010:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,092,890	$ 16,718	$ (6,822)	$ 1,102,786
Obligations of U.S. states and political subdivisions	3,549,355	85,085	(54,374)	3,580,066
Corporate debt securities	2,521,275	54,975	(11,291)	2,564,959
Residential mortgage-backed securities	53,845	3,255	-	57,100
Debt securities issued by foreign sovereign governments	149,443	1,915	(1,031)	150,327
Total debt securities	7,366,808	161,948	(73,518)	7,455,238
Equity securities	3,049	40	(45)	3,044
Total investment portfolio	$ 7,369,857	$ 161,988	$ (73,563)	$ 7,458,282

(1) There were no other-than-temporary impairment losses recorded in other comprehensive income at December 31, 2010.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Fair Value
	(In thousands)			
December 31, 2009:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 736,668	$ 4,877	$ (6,357)	$ 735,188
Obligations of U.S. states and political subdivisions	4,607,936	187,540	(59,875)	4,735,601
Corporate debt securities	1,532,571	40,328	(9,158)	1,563,741
Residential mortgage-backed securities	102,062	3,976	(1,986)	104,052
Debt securities issued by foreign sovereign governments	112,603	1,447	(1,058)	112,992
Total debt securities	7,091,840	238,168	(78,434)	7,251,574
Equity securities	2,892	3	(4)	2,891
Total investment portfolio	$ 7,094,732	$ 238,171	$ (78,438)	$ 7,254,465

(1) Gross unrealized losses for residential mortgage-backed securities included $1.8 million in other-than-temporary impairment losses recorded in other comprehensive income at December 31, 2009.

The amortized cost and fair values of debt securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most auction rate and mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

	Amortized Cost	Fair Value
	(In thousands)	
December 31, 2010		
Due in one year or less	$ 1,228,536	$ 1,233,290
Due after one year through five years	2,907,310	2,965,004
Due after five years through ten years	1,391,744	1,422,631
Due after ten years	1,413,000	1,418,736
	6,940,590	7,039,661
Residential mortgage-backed securities	53,845	57,100
Auction rate securities (1)	372,373	358,477
Total at December 31, 2010	$ 7,366,808	$ 7,455,238

(1) At December 31, 2010, 97% of auction rate securities had a contractual maturity greater than 10 years.

At December 31, 2010 and 2009, the investment portfolio had gross unrealized losses of $73.6 million and $78.4 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
December 31, 2010						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 258,235	$ 6,822	$ -	$ -	$ 258,235	$ 6,822
Obligations of U.S. states and political subdivisions	1,160,877	32,415	359,629	21,959	1,520,506	54,374
Corporate debt securities	817,471	9,921	28,630	1,370	846,101	11,291
Residential mortgage-backed securities	-	-	-	-	-	-
Debt issued by foreign sovereign governments	105,724	1,031	-	-	105,724	1,031
Equity securities	2,723	45	-	-	2,723	45
Total investment portfolio	$ 2,345,030	$ 50,234	$ 388,259	$ 23,329	$ 2,733,289	$ 73,563

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
December 31, 2009						
	$ 434,362	$ 6,357	$ -	$ -	$ 434,362	$ 6,357
U.S. Treasury securities and obligations of U.S. government corporations and agencies	926,860	29,390	398,859	30,485	1,325,719	59,875
Obligations of U.S. states and political subdivisions	453,804	9,158	-	-	453,804	9,158
Corporate debt securities	8,743	1,764	870	222	9,613	1,986
Residential mortgage-backed securities	56,122	1,058	-	-	56,122	1,058
Debt issued by foreign sovereign governments	2,398	4	-	-	2,398	4
Equity securities	$ 1,882,289	$ 47,731	$ 399,729	$ 30,707	$ 2,282,018	$ 78,438

There were 487 securities in an unrealized loss position at December 31, 2010. The unrealized losses in all categories of our investments were primarily caused by the difference in interest rates at December 31, 2010 and 2009, compared to the interest rates at the time of purchase, as well as the discount rate applied in our auction rate securities discounted cash flow model. The municipal market experienced a significant increase in unrealized losses during the fourth quarter of 2010 due to widening of credit spreads. One security was in an unrealized loss position greater than 12 months at December, 2010, with a fair value less than 80% of amortized cost.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2010 we recognized OTTI losses in earnings of $9.6 million. During 2009 we recognized OTTI losses in earnings of $40.9 million and an additional $1.8 million of OTTI losses in other comprehensive income. During 2008 we recognized OTTI losses in earnings of approximately $65.4 million. In 2010, our OTTI losses were primarily related to a few securities for which the expected cash flows are not sufficient to recover the amortized cost. In 2009 and 2008, our OTTI losses were primarily related to securities for which we had the intent to sell.

The following table provides a rollforward of the amount related to credit losses recognized in earnings for which a portion of an OTTI loss was recognized in accumulated other comprehensive income (loss) for the years ended December 31, 2010 and 2009.

	2010	2009
	(In thousands)	
Beginning balance	$ 1,021	$ -
Addition for the amount related to the credit loss for which an OTTI was not previously recognized	-	1,021
Additional increases to the amount related to the credit loss for which an OTTI was previously recognized	-	-
Reductions for securities sold during the period (realized)	(1,021)	-
Ending balance	$ -	$ 1,021

We held approximately $358 million and $490 million in auction rate securities ("ARS") backed by student loans at December 31, 2010 and 2009, respectively. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. The ARS we hold are collateralized by portfolios of student loans, substantially all of which are ultimately 97% guaranteed by the United States Department of Education. At December 31, 2010, our ARS portfolio was 90% AAA/Aaa-rated by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At December 31, 2010, our entire ARS portfolio, consisting of 34 investments, was subject to failed auctions; however, from the period when the auctions began to fail through December 31, 2010, $165.5 million in par value of ARS was either sold or called, with the average amount we received being approximately 98% of par which approximated the aggregate fair value prior to redemption. To date, we have collected all interest due on our ARS.

As a result of the persistent failed auctions, and the uncertainty of when these investments could be liquidated at par, the investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to the contractual maturities of the debt issues. However, we continue to believe we will have liquidity to our ARS portfolio by December 31, 2014.

Net investment income is comprised of the following:

	2010	2009	2008
		(In thousands)	
Fixed maturities	$ 236,734	$ 291,304	$ 287,869
Equity securities	315	819	2,162
Cash equivalents	1,526	3,056	15,487
Interest on Sherman note	10,796	11,323	4,601
Other	1,081	1,389	1,951
Investment income	250,452	307,891	312,070
Investment expenses	(3,199)	(3,213)	(3,553)
Net investment income	$ 247,253	$ 304,678	$ 308,517

The net realized investment gains (losses), including impairment losses, and change in net unrealized appreciation (depreciation) of investments are as follows:

	2010	2009	2008
		(In thousands)	
Net realized investment gains (losses) on investments:			
Fixed maturities	$ 93,017	$ 51,109	$ (76,397)
Equity securities	151	116	107
Joint ventures	(466)	-	61,877
Other	235	709	1,927
	$ 92,937	$ 51,934	$ (12,486)
Change in net unrealized appreciation (depreciation):			
Fixed maturities	$ (71,304)	$ 237,521	$ (179,816)
Equity securities	(4)	144	(98)
Other	-	(2,263)	(710)
	$ (71,308)	$ 235,402	$ (180,624)

The reclassification adjustment relating to the change in investment gains and losses is as follows:

	2010	2009	2008
		(In thousands)	
Unrealized holding gains (losses) arising during the period, net of tax	$ (156,463)	$ 132,083	$ (75,464)
Less: reclassification adjustment for net gains (losses) included in net income, net of tax	87,389	20,511	(41,475)
Change in unrealized investment gains (losses), net of tax	$ (69,074)	$ 152,594	$ (116,939)

The tax expense (benefit) related to the changes in net unrealized (depreciation) appreciation was $1.0 million (adjusted for the valuation allowance, see Note 14 – "Income taxes"), $82.8 million and ($63.7) million for 2010, 2009 and 2008, respectively.

The gross realized gains, gross realized losses and impairment losses are as follows:

	2010	2009	2008
		(In thousands)	
Gross realized gains	$ 119,325	$ 112,148	$ 22,537
Gross realized losses	(16,278)	(19,274)	(31,525)
Impairment losses	(9,644)	(40,940)	(65,375)
Net realized gains (losses) on securities	$ 93,403	$ 51,934	$ (74,363)
(Loss) gain from joint ventures	(466)	-	61,877
Total net realized gains (losses)	$ 92,937	$ 51,934	$ (12,486)

We had $21.8 million of investments on deposit with various states at December 31, 2010 and 2009 due to regulatory requirements of those state insurance departments.

7. Fair value measurements

Fair value measurements for items measured at fair value included the following as of December 31, 2010 and 2009:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2010				
Assets				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,102,786	$ 1,102,786	$ -	$ -
Obligations of U.S. states and political subdivisions	3,580,066	-	3,284,376	295,690
Corporate debt securities	2,564,959	2,563	2,492,343	70,053
Residential mortgage-backed securities	57,100	-	57,100	-
Debt securities issued by foreign sovereign governments	150,327	135,457	14,870	-
Total debt securities	7,455,238	1,240,806	5,848,689	365,743
Equity securities	3,044	2,723	-	321
Total investments	$ 7,458,282	$ 1,243,529	$ 5,848,689	$ 366,064
Real estate acquired (1)	$ 6,220	$ -	$ -	$ 6,220
December 31, 2009				
Assets				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 735,188	$ 735,188	$ -	$ -
Obligations of U.S. states and political subdivisions	4,735,601	-	4,365,260	370,341
Corporate debt securities	1,563,741	2,559	1,431,844	129,338
Residential mortgage-backed securities	104,052	23,613	80,439	-
Debt securities issued by foreign sovereign governments	112,992	101,983	11,009	-
Total debt securities	7,251,574	863,343	5,888,552	499,679
Equity securities	2,891	2,570	-	321
Total investments	$ 7,254,465	$ 865,913	$ 5,888,552	$ 500,000
Real estate acquired (1)	$ 3,830	$ -	$ -	$ 3,830

(1) Real estate acquired through claim settlement, which is held for sale, is reported in Other Assets on the consolidated balance sheet.

There were no transfers of securities between Level 1 and Level 2 during 2010.

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances for the years ended December 31, 2010 and 2009 is as follows:

	Obligations of U.S. States and Political Subdivisions	Corporate Debt Securities	Equity Securities	Total Investments	Real Estate Acquired
			(In thousands)		
Balance at December 31, 2009	$ 370,341	$ 129,338	$ 321	$ 500,000	$ 3,830
Total realized/unrealized losses:					
Included in earnings and reported as realized investment losses, net	-	(2,880)	-	(2,880)	-
Included in earnings and reported as net impairment losses recognized in earnings	-	(2,677)	-	(2,677)	-
Included in earnings and reported as losses incurred, net	-	-	-	-	(1,926)
Included in other comprehensive income	4,913	5,342	-	10,255	-
Purchases, issuances, sales and settlements	(79,564)	(59,070)	-	(138,634)	4,316
Transfers in and/or out of Level 3	-	-	-	-	-
Balance at December 31, 2010	$ 295,690	$ 70,053	$ 321	$ 366,064	$ 6,220
Amount of total losses included in earnings for the year ended December 31, 2010 attributable to the change in unrealized losses on assets still held at December 31, 2010	$ -	$ -	$ -	$ -	$ -

	Obligations of U.S. States and Political Subdivisions	Corporate Debt Securities	Equity Securities	Total Investments	Real Estate Acquired
			(In thousands)		
Balance at December 31, 2008	$ 395,388	$ 150,241	$ 321	$ 545,950	$ 32,858
Total realized/unrealized losses:					
Included in earnings and reported as realized investment losses, net	-	(10,107)	-	(10,107)	-
Included in earnings and reported as losses incurred, net	-	-	-	-	(2,534)
Included in other comprehensive income	(17,439)	(5,961)	-	(23,400)	-
Purchases, issuances, sales and settlements	(7,608)	(4,835)	-	(12,443)	(26,494)
Transfers in and/or out of Level 3	-	-	-	-	-
Balance at December 31, 2009	$ 370,341	$ 129,338	$ 321	$ 500,000	$ 3,830
Amount of total losses included in earnings for the year ended December 31, 2009 attributable to the change in unrealized losses on assets still held at December 31, 2009	$ -	$ -	$ -	$ -	$ -

Additional fair value disclosures related to our investment portfolio are included in Note 6 – "Investments". Fair value disclosures related to our debt are included in Note 8 – "Debt".

8. Debt

Senior Notes

At December 31, 2010 we had outstanding $77.4 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015. At December 31, 2009 we had outstanding $78.4 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015. Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve our corporate existence, rights and franchises unless we or such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholders' equity of at least 15% of our consolidated shareholders' equity. We were in compliance with all covenants at December 31, 2010.

If we fail to meet any of the covenants of the Senior Notes discussed above; there is a failure to pay when due at maturity, or a default results in the acceleration of maturity of, any of our other debt in an aggregate amount of $40 million or more; or we fail to make a payment of principal of the Senior Notes when due or a payment of interest on the Senior Notes within thirty days after due and we are not successful in obtaining an agreement from holders of a majority of the applicable series of Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of either series of our Senior Notes each would have the right to accelerate the maturity of that series. In addition, the trustee, U.S. Bank National Association, of these two issues of Senior Notes could, independent of any action by holders of Senior Notes, accelerate the maturity of the Senior Notes.

At December 31, 2010 and 2009, the fair value of the amount outstanding under our Senior Notes was $355.6 million and $293.2 million, respectively. The fair value was determined using publicly available trade information.

Interest payments on the Senior Notes were $20.5 million, $24.4 million and $27.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Convertible Senior Notes

In April 2010 we completed the sale of $345 million principal amount of 5% Convertible Senior Notes due in 2017. We received net proceeds of approximately $334.4 million after deducting underwriting discount and offering expenses. Interest on the Convertible Senior Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2010. We do not have the right to defer interest payments on the Convertible Senior Notes. The Convertible Senior Notes will mature on May 1, 2017, unless earlier converted by the holders or repurchased by us. Covenants in the Convertible Senior Notes include a requirement to notify holders in advance of certain events and that we and the designated subsidiaries (defined above) preserve our corporate existence, rights and franchises unless we or such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Convertible Senior Notes.

If we fail to meet any of the covenants of the Convertible Senior Notes; there is a failure to pay when due at maturity, or a default results in the acceleration of maturity of, any of our other debt in an aggregate amount of $40 million or more; a final judgment for the payment of $40 million or more (excluding any amounts covered by insurance) is rendered against us or any of our subsidiaries which judgment is not discharged or stayed within certain time limits; or we fail to make a payment of principal of the Convertible Senior Notes when due or a payment of interest on the Convertible Senior Notes within thirty days after due and we are not successful in obtaining an agreement from holders of a majority of the Convertible Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of the Convertible Senior Notes would have the right to accelerate the maturity of those notes. In addition, the trustee of the Convertible Senior Notes could, independent of any action by holders, accelerate the maturity of the Convertible Senior Notes.

The Convertible Senior Notes are convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. The initial conversion price represents a 25% conversion premium based on the $10.75 per share price to the public in our concurrent common stock offering as discussed in Note 15 – "Shareholders' equity." These Convertible Senior Notes will be equal in right of payment to our existing Senior Notes, discussed above, and will be senior in right of payment to our existing Convertible Junior Debentures, discussed below. Debt issuance costs will be amortized to interest expense over the contractual life of the Convertible Senior Notes. The provisions of the Convertible Senior Notes are complex. The description above is not intended to be complete in all respects. Moreover, that description is qualified in its entirety by the terms of the notes, which are contained in the Supplemental Indenture, dated as of April 26, 2010, between us and U.S. Bank National Association, as trustee, and the Indenture dated as of October 15, 2000, between us and the trustee.

At December 31, 2010, the fair value of the amount outstanding under our Convertible Senior Notes was $400.5 million. The fair value was determined using publicly available trade information.

Interest payments on the Convertible Senior Notes were $8.9 million for the year ended December 31, 2010.

Convertible Junior Subordinated Debentures

At December 31, 2010 and 2009 we had outstanding $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 (the "debentures"). The debentures have an effective interest rate of 19% that reflects our non-convertible debt borrowing rate at the time of issuance. At December 31, 2010 and 2009 the amortized value of the principal amount of the debentures is reflected as a liability on our consolidated balance sheet of $315.6 million and $291.8 million, respectively, with the unamortized discount reflected in equity. At December 31, 2009 we also had $35.8 million of deferred interest outstanding on the debentures which is included in other liabilities on the consolidated balance sheet. The debentures rank junior to all of our existing and future senior indebtedness.

Interest on the debentures is payable semi-annually in arrears on April 1 and October 1 of each year. As long as no event of default with respect to the debentures has occurred and is continuing, we may defer interest, under an optional deferral provision, for one or more consecutive interest periods up to ten years without giving rise to an event of default. Deferred interest will accrue additional interest at the rate then applicable to the debentures. During an optional deferral period we may not pay or declare dividends on our common stock. Violations of the covenants under the Indenture governing the debentures, including covenants to provide certain documents to the trustee, are not events of default under the Indenture and would not allow the acceleration of amounts that we owe under the debentures. Similarly, events of default under, or acceleration of, any of our other obligations, including those described above, would not allow the acceleration of amounts that we owe under the debentures. However, violations of the events of default under the Indenture, including a failure to pay principal when due under the debentures and certain events of bankruptcy, insolvency or receivership involving our holding company would allow acceleration of amounts that we owe under the debentures.

Interest on the debentures that would have been payable on the scheduled interest payment dates of April 1, 2009, October 1, 2009 and April 1, 2010 had been deferred for up to 10 years past the scheduled payment date. During this deferral period the deferred interest continued to accrue and compound semi-annually at an annual rate of 9%.

On October 1, 2010 we paid each of those deferred interest payments, including the compound interest on each. The interest payments, totaling approximately $57.5 million, were made from the net proceeds of our April 2010 common stock offering. We also paid the regular October 1, 2010 interest payment due on the debentures of approximately $17.5 million. We continue to have the right to defer interest that is payable on subsequent scheduled interest payment dates if we give the required 15 day notice. Any deferral of such interest would be on terms equivalent to those described above.

When interest on the debentures is deferred, we are required, not later than a specified time, to use reasonable commercial efforts to begin selling qualifying securities to persons who are not our affiliates. The specified time is one business day after we pay interest on the debentures that was not deferred, or if earlier, the fifth anniversary of the scheduled interest payment date on which the deferral started. Qualifying securities are common stock, certain warrants and certain non-cumulative perpetual preferred stock. The requirement to use such efforts to sell such securities is called the Alternative Payment Mechanism. Although there was no requirement to begin the Alternative Payment Mechanism, with respect to the deferral of interest described above, the common shares issued in April 2010, discussed in Note 15 – "Shareholders' equity", were qualifying securities. We had 180 days from the date of issuance of those shares to elect to use the proceeds to pay deferred interest and we elected to do so as described above.

The net proceeds of Alternative Payment Mechanism sales are to be applied to the payment of deferred interest, including the compound portion. We cannot pay deferred interest other than from the net proceeds of Alternative Payment Mechanism sales, except at the final maturity of the debentures or at the tenth anniversary of the start of the interest deferral. The Alternative Payment Mechanism does not require us to sell common stock or warrants before the fifth anniversary of the interest payment date on which that deferral started if the net proceeds (counting any net proceeds of those securities previously sold under the Alternative Payment Mechanism) would exceed the 2% cap. The 2% cap is 2% of the average closing price of our common stock times the number of our outstanding shares of common stock. The average price is determined over a specified period ending before the issuance of the common stock or warrants being sold, and the number of outstanding shares is determined as of the date of our most recent publicly released financial statements.

We are not required to issue under the Alternative Payment Mechanism a total of more than 10 million shares of common stock, including shares underlying qualifying warrants. In addition, we may not issue under the Alternative Payment Mechanism qualifying preferred stock if the total net proceeds of all issuances would exceed 25% of the aggregate principal amount of the debentures.

The Alternative Payment Mechanism does not apply during any period between scheduled interest payment dates if there is a "market disruption event" that occurs over a specified portion of such period. Market disruption events include any material adverse change in domestic or international economic or financial conditions.

The provisions of the Alternative Payment Mechanism are complex. The description above is not intended to be complete in all respects. Moreover, that description is qualified in its entirety by the terms of the debentures, which are contained in the Indenture, dated as of March 28, 2008, between us and U.S. Bank National Association, as trustee.

We may redeem the debentures prior to April 6, 2013, in whole but not in part, only in the event of a specified tax or rating agency event, as defined in the Indenture. In any such event, the redemption price will be equal to the greater of (1) 100% of the principal amount of the debentures being redeemed and (2) the applicable make-whole amount, as defined in the Indenture, in each case plus any accrued but unpaid interest. On or after April 6, 2013, we may redeem the debentures in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the debentures being redeemed, plus any accrued and unpaid interest, if the closing sale price of our common stock exceeds 130% of the then prevailing conversion price of the debentures for at least 20 of the 30 trading days preceding notice of the redemption. We will not be able to redeem the debentures, other than in the event of a specified tax event or rating agency event, during an optional deferral period.

The debentures are currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures at any time prior to the maturity date. This represents an initial conversion price of approximately $13.50 per share. If a holder elects to convert their debentures, deferred interest owed on the debentures being converted is also converted into shares of our common stock. The conversion rate for any deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert. In 2009, we issued 44,316 shares of our common stock on conversion of $478,000 principal amount of our convertible debentures and related deferred interest. In lieu of issuing shares of common stock upon conversion of the debentures occurring after April 6, 2013, we may, at our option, make a cash payment to converting holders equal to the value of all or some of the shares of our common stock otherwise issuable upon conversion.

The fair value of the debentures was approximately $432.4 million and $254.3 million, respectively, at December 31, 2010 and 2009, as determined using available pricing for these debentures or similar instruments.

Interest payments on the debentures were $75.0 million and $17.8 million for the years ended December 31, 2010 and 2008 respectively. There were no interest payments made on the debentures in 2009.

Other debt

In June 2009, we repaid the $200 million that was then outstanding under our bank revolving credit facility and terminated the facility. Interest payments related to that facility were $6.4 million and $13.1 million for the years ended December 31, 2009 and 2008, respectively.

9. Loss reserves

As described in Note 3 – "Summary of significant accounting policies", we establish reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment, and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values, which expose us to greater losses on resale of properties obtained through the claim settlement process and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

	2010	2009	2008
		(In thousands)	
Reserve at beginning of year	$ 6,704,990	$ 4,775,552	$ 2,642,479
Less reinsurance recoverable	332,227	232,988	35,244
Net reserve at beginning of year (1)	6,372,763	4,542,564	2,607,235
Adjustment to reserves (2)	(92,000)	-	-
Adjusted beginning reserves	6,280,763	4,542,564	2,607,235
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	1,874,449	2,912,679	2,684,397
Prior years (3)	(266,908)	466,765	387,104
Subtotal (4)	1,607,541	3,379,444	3,071,501
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	60,897	62,491	68,397
Prior years	2,256,206	1,605,668	1,332,579
Reinsurance terminations (5)	(37,680)	(118,914)	(264,804)
Subtotal (6)	2,279,423	1,549,245	1,136,172
Net reserve at end of year (7)	5,608,881	6,372,763	4,542,564
Plus reinsurance recoverables	275,290	332,227	232,988
Reserve at end of year	$ 5,884,171	$ 6,704,990	$ 4,775,552

(1) At December 31, 2009, 2008 and 2007 the estimated reduction in loss reserves related to rescissions approximated $2.1 billion, $0.5 billion and $0.2 billion, respectively.

(2) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated portions of this liability in Other liabilities and Premium deficiency reserve on the consolidated balance sheet.

(3) A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

(4) Rescissions mitigated our incurred losses by an estimated $0.2 billion, $2.5 billion and $0.4 billion in 2010, 2009 and 2008, respectively.

(5) In a termination, the reinsurance agreement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. The transferred funds result in an increase in our investment portfolio (including cash and cash equivalents) and a decrease in net losses paid (reduction to losses incurred). In addition, there is an offsetting decrease in the reinsurance recoverable (increase in losses incurred), and thus there is no net impact to losses incurred. (See Note 11 – "Reinsurance")

(6) Rescission mitigated our paid losses by an estimated $1.0 billion, $0.9 billion and $0.1 billion in 2010, 2009 and 2008, respectively, which excludes amounts that may have been applied to a deductible.

(7) At December 31, 2010, 2009 and 2008 the estimated reduction in loss reserves related to rescissions approximated $1.3 billion, $2.1 billion and $0.5 billion, respectively.

The "Losses incurred" section of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents the actual claim rate and severity associated with those defaults notices resolved in the current year differing from the estimated liability at the prior year-end, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation of the estimated claim rate and estimated severity is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure.

Current year losses incurred decreased in 2010 compared to 2009 primarily due to a decrease in the number of new notices received, from 259,876 in 2009 to 205,069 in 2010, as well as an increase in the percentage of new notices that cured from delinquency, which decreases the claim rate on new notices. These factors were somewhat offset by a smaller benefit from captive arrangements. Current year losses incurred increased in 2009 compared to 2008 primarily due to an increase in claim rates and a smaller benefit from captive arrangements, offset by a decrease in severity. The increase in claim rates experienced during 2009 was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. The increase in 2009 claim rates was significantly mitigated by an increase in expected rescission levels. The smaller benefit from captive arrangements is due to captive terminations in late 2008 and 2009. The decrease in severity, compared to an increase in 2008, was primarily due to an increase in expected rescission levels. The average exposure on policies rescinded in 2009 was higher than the average exposure on claims paid.

The development of the reserves in 2010, 2009 and 2008 is reflected in the "Prior years" line in the table above. The $266.9 million decrease in losses incurred in 2010 related to prior years was primarily related to a decrease in the expected claim rate on the defaults that occurred in prior periods which accounted for a decrease of approximately $432 million. The decrease in the claim rate is based on the resolution of approximately 55% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The decrease in the claim rate was due to greater cures experienced during 2010, a portion of which resulted from loan modifications. The decrease in the expected claim rate on prior defaults was partially offset by an increase in severity on pool defaults that occurred in prior periods which approximated $185 million. The increase in pool severity was based on the resolution of defaults that occurred in prior periods with higher claim amounts, which in part, were applied to remaining deductibles on certain pool policies. The remaining decrease in losses incurred related to prior years of approximately $20 million related to LAE reserves and reinsurance. Of the 250,440 primary defaults in our December 31, 2009 inventory, 109,920 primary defaults, approximately 44%, remained in our default inventory one year later at December 31, 2010. These defaults have a higher estimated claim rate when compared to a year ago because our experience is that as a default ages it become more likely to result in a claim payment (see further discussion below). Historically, approximately 75% of our default inventory was resolved in one year.

The $466.8 million increase in losses incurred in 2009 related to prior years was primarily related to an increase in the claim rate on defaults that occurred in prior periods which accounted for approximately $337 million of the increase. The increase in the claim rate is based on the resolution of approximately 50% of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. The increase in the claim rate was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments. The increase in losses incurred in 2009 related to prior years was also due to an increase in severity on defaults that occurred in prior periods which accounted for approximately $137 million of the increase. The increase in severity was related to the weakening of the housing and mortgage markets which resulted in adverse claim sizes. The offsetting decrease in losses incurred related to prior years of approximately $7 million related to LAE reserves and reinsurance. The $387.1 million increase in losses incurred in 2008 related to prior years was primarily related to the significant increase in severity during the year, as compared to our estimates when originally establishing the reserves at December 31, 2007.

The "Losses paid" section of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. It has historically taken, on average, approximately twelve months for a default which is not cured to develop into a paid claim, therefore, most losses paid relate to default notices received in prior years. Due to a combination of reasons that have slowed the rate at which claims are received and paid, including foreclosure moratoriums and suspensions, servicing delays, court delays, loan modifications, our fraud investigations and our claim rescissions and denials for misrepresentation, it is difficult to estimate how long it may take for current and future defaults that do not cure to develop into paid claims. The "Losses paid" section of the table also includes a decrease in losses paid related to terminated reinsurance agreements as noted in footnote (2) of the table above.

The liability associated with our estimate of premiums to be refunded on expected claim payments is accrued for separately at December 31, 2010 and approximated $113 million. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. (See Note 3 – "Summary of significant accounting policies – Revenue recognition")

The decrease in the primary default inventory experienced during 2010 was generally across all markets and all book years. However the number of consecutive months a loan remains in the primary default inventory (the age of the item in default) has continued to increase, as shown in the table below. Historically as a default ages it becomes more likely to result in a claim. The impact of the decrease in the primary default inventory and estimated severity on losses incurred was partially offset by the impact of the increased age of the primary default inventory.

Aging of the Primary Default Inventory

	December 31, 2010		December 31, 2009		December 31, 2008	
Consecutive months in the default inventory						
3 months or less	37,640	18%	48,252	19%	60,113	33%
4 - 11 months	58,701	27%	98,210	39%	75,476	41%
12 months or more	118,383	55%	103,978	42%	46,599	26%
Total primary default inventory	214,724	100%	250,440	100%	182,188	100%
Loans in default in our claims received inventory	20,898	10%	16,389	7%	13,275	7%

The length of time a loan is in the default inventory can differ from the number of payments that the borrower has not made or is considered delinquent. These differences typically result from a borrower making monthly payments that do not result in the loan becoming fully current. The number of payments that a borrower is delinquent is shown in the table below.

Number of Payments Delinquent

	December 31, 2010		December 31, 2009		December 31, 2008	
3 months or less	51,003	24%	60,970	24%	68,010	37%
4 - 11 months	65,797	31%	105,208	42%	76,194	42%
12 months or more	97,924	45%	84,262	34%	37,984	21%
Total primary default inventory	214,724	100%	250,440	100%	182,188	100%

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired. We are currently reviewing the loan files for the majority of the claims submitted to us.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we can review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, claim rescissions and denials, which we collectively refer to as rescissions, were not a material portion of our claims resolved during a year. However, beginning in 2008 our rescissions of policies have materially mitigated our paid and incurred losses. While we have a substantial pipeline of claims investigations that we expect will eventually result in future rescissions, we expect that rescissions will not continue to mitigate paid and incurred losses at the same level we have recently experienced. In addition, if an insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2

billion. These figures include amounts that would have resulted in either a claim payment or been charged to a deductible or aggregate loss limit under a bulk or pool policy, and may have been charged to a captive reinsurer, as shown in the table below. The amounts that would have been applied to a deductible do not take into account previous rescissions that may have been applied to a deductible.

Our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. The estimation of the impact of rescissions on incurred losses, as shown in the table below, must be considered together with the various other factors impacting incurred losses and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

	2010	2009	2008
		(In billions)	
Estimated rescission reduction - beginning reserve	$ 2.1	$ 0.5	$ 0.2
Estimated rescission reduction - losses incurred	0.2	2.5	0.4
Rescission reduction - paid claims	1.2	1.2	0.2
Amounts that may have been applied to a deductible	(0.2)	(0.3)	(0.1)
Net rescission reduction - paid claims	1.0	0.9	0.1
Estimated rescission reduction - ending reserve	$ 1.3	$ 2.1	$ 0.5

The $2.5 billion estimated mitigation of incurred losses during 2009 represents both the claims not paid in the period due to rescissions, as well as an increasing default inventory and an increasing expected rescission rate for those loans in default. Even though rescissions mitigated our paid losses by a similar amount in 2010 as compared to 2009, the estimated mitigation of incurred losses declined to $0.2 billion for 2010. This decrease was caused by a decline in our default inventory in 2010, compared to an increase in 2009, as well as a modest decline in the expected rescission rate for loans in our default inventory during 2010, compared to a significantly increasing expected rescission rate during 2009 and a decrease in exposure on expected rescissions.

At December 31, 2010, our loss reserves continued to be significantly impacted by expected rescission activity. We expect that the reduction of our loss reserves due to rescissions will continue to decline because our recent experience indicates new notices in our default inventory have a lower likelihood of being rescinded than those already in the inventory due to their product mix, geographic location and vintage.

The liability associated with our estimate of premiums to be refunded on expected future rescissions is accrued for separately. At December 31, 2010 and 2009 the estimate of this liability totaled $101 million and $88 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. Changes in the liability affect premiums written and earned and change in premium deficiency reserve, respectively.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. We consider a rescission resolved for reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings, including those with Countrywide. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. MGIC has filed an arbitration case against Countrywide regarding rescissions and Countrywide has responded seeking damages, including exemplary damages. For more information about this lawsuit and arbitration case, see Note 20 – "Litigation and contingencies."

In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. Loans covered by this settlement agreement represented fewer than 10% of our policies in force as well as our delinquent inventory. Under this agreement, we waived certain of our rescission rights on loans subject to the agreement and the customer agreed to contribute to the cost of claims that we pay on those loans. The rescission rights we waived are for matters related to loan origination, which historically have been the basis for substantially all of our rescissions. In addition, under the agreement we reversed certain rescissions and the customer waived claims regarding certain other past rescissions. We continue to discuss with other lenders their objections to material rescissions and/or the possibility of entering into a settlement agreement. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Although it is reasonably possible that, when these discussions or legal proceedings are completed, there will be a conclusion or determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability.

A rollforward of our primary default inventory for the years ended December 31, 2010, 2009 and 2008 appears in the table below. The information concerning new notices and cures is compiled from monthly reports received from loan servicers. The level of new notice and cure activity reported in a particular month can be influenced by, among other things, the date on which a servicer generates its report and by transfers of servicing between loan servicers.

	2010	2009	2008
Default inventory at beginning of period	250,440	182,188	107,120
Plus: New Notices	205,069	259,876	263,603
Less: Cures	(183,017)	(149,251)	(161,069)
Less: Paids (including those charged to a deductible or captive)	(43,826)	(29,732)	(25,318)
Less: Rescissions and denials	(13,942)	(12,641)	(2,148)
Default inventory at end of period	214,724	250,440	182,188

Pool insurance notice inventory decreased from 44,231 at December 31, 2009 to 43,329 at December 31, 2010. The pool insurance notice inventory was 33,884 at December 31, 2008.

10. Premium deficiency reserves

Beginning in 2007, when we stopped writing Wall Street bulk business, we began to separately measure the performance of these transactions and established a premium deficiency reserve related to this business. During 2010 the premium deficiency reserve on Wall Street bulk transactions declined by $14 million from $193 million, as of December 31, 2009, to $179 million as of December 31, 2010. The $179 million premium deficiency reserve as of December 31, 2010 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2010 was 2.5%. During 2009 the premium deficiency reserve on Wall Street bulk transactions declined by $261 million from $454 million, as of December 31, 2008, to $193 million as of December 31, 2009. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2009 was 3.6%.

The components of the premium deficiency reserve at December 31, 2010, 2009 and 2008 appear in the table below.

	December 31, 2010	December 31, 2009	December 31, 2008
		(In millions)	
Present value of expected future premium	$ 506	$ 427	$ 712
Present value of expected future paid losses and expenses	(1,760)	(2,157)	(3,063)
Net present value of future cash flows	(1,254)	(1,730)	(2,351)
Established loss reserves	1,075	1,537	1,897
Net deficiency	$ (179)	$ (193)	$ (454)

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

The decrease in the premium deficiency reserve for the years ended December 31, 2010 and 2009 was $14 million and $261 million, respectively, as shown in the charts below, which represents the net result of actual premiums, losses and expenses as well as a net change in assumptions for these periods. The change in assumptions for 2010 is primarily related to higher estimated ultimate premiums, which is principally related to an increase in the projected persistency rate. The change in assumptions for 2009 primarily related to lower estimated ultimate losses, offset by lower estimated ultimate premiums. The lower estimated ultimate losses and lower estimated ultimate premiums were primarily due to higher expected rates of rescissions.

	Year ended December 31,			
	2010		2009	
	(In millions)			
Premium Deficiency Reserve at beginning of period.		$ (193)		$ (454)
Adjustment to premium deficiency reserve (1)		(37)		-
Adjusted premium deficiency reserve at beginning of period		(230)		(454)
Paid claims and loss adjustment expenses.........	$ 426		$ 584	
Decrease in loss reserves	(425)		(360)	
Premium earned................................	(128)		(156)	
Effects of present valuing on future premiums, losses and expenses	(25)		21	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized ..		(152)		89
Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses expenses and discount rate (2)		203		172
Premium Deficiency Reserve at end of period		$ (179)		$ (193)

(1) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated this liability in Premium deficiency reserve on the consolidated balance sheet. (See Note 3 - "Summary of significant accounting policies - Revenue recognition")

(2) A positive number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a redundancy of prior premium deficiency reserves.

Each quarter we perform a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. As of December 31, 2010, the analysis concluded that there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimates will affect future period earnings and could be material.

11. Reinsurance

We cede a portion of our business to reinsurers and record assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. We cede primary business to reinsurance subsidiaries of certain mortgage lenders ("captives"). The majority of ceded premiums relates to these agreements. Historically, most of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder have been quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss (typically 4% or 5%), the captives are responsible for the second aggregate layer of loss (typically 5% or 10%) and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captive's portion of both premiums and losses typically ranging from 25% to 50%. Effective January 1, 2009, we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured on an excess of loss basis through December 31, 2008 will run off pursuant to the terms of the particular captive arrangement. New business remains eligible to be ceded under quota share reinsurance arrangements, limited to a 25% cede rate. During 2009 and 2010, many of our captive arrangements have either been terminated or placed into run-off.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The trust assets are primarily invested in money market funds and government issued securities. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off (in a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans). In the event that the captive's incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captive's obligations, transfer the assets in the trust accounts to us, and retain all future premium payments.

The reinsurance recoverable on loss reserves related to captive agreements was approximately $248 million and $297 million at December 31, 2010 and 2009, respectively. The total fair value of the trust fund assets under our captive agreements at December 31, 2010 and 2009 was approximately $510 million and $547 million, respectively. During 2010 and 2009, $38 million and $119 million, respectively, of trust fund assets were transferred to us as a result of captive terminations. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and a decrease in our net losses paid (reduction in losses incurred). In addition, there is an offsetting decrease in the reinsurance recoverable (increase in losses incurred), and thus there is no net impact to losses incurred.

Since 2005, we have entered into three separate aggregate excess of loss reinsurance agreements under which we ceded approximately $130 million of risk in force in the aggregate to three special purpose reinsurance companies. In 2008, we terminated one of these excess of loss reinsurance agreements. The remaining amount of ceded risk in force at December 31, 2010 was approximately $45.9 million. Additionally, certain pool polices written by us have been reinsured with one domestic reinsurer. We receive a ceding commission under certain reinsurance agreements.

Generally, reinsurance recoverables on primary loss reserves, paid losses and prepaid reinsurance premiums are supported by trust funds or letters of credit. As such, we have not established an allowance against these recoverables.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2010	2009	2008
		(In thousands)	
Premiums earned:			
Direct	$ 1,236,949	$ 1,406,977	$ 1,601,610
Assumed	3,091	3,339	3,588
Ceded	(71,293)	(107,975)	(212,018)
Net premiums earned	$ 1,168,747	$ 1,302,341	$ 1,393,180
Losses incurred:			
Direct	$ 1,716,538	$ 3,637,706	$ 3,553,029
Assumed	4,128	4,290	1,456
Ceded	(113,125)	(262,552)	(482,984)
Net losses incurred	$ 1,607,541	$ 3,379,444	$ 3,071,501

In June 2008 we entered into a reinsurance agreement that was effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began April 1, 2008 and was scheduled to end on December 31, 2010, subject to two one-year extensions that could have been exercised by the reinsurer. Effective March 20, 2009, we terminated this reinsurance agreement. The termination resulted in a reinsurance fee of $26.4 million as reflected in our results of operations for the year ended December 31, 2009. There are no further obligations under this reinsurance agreement.

12. Investments in joint ventures

C-BASS

C-BASS, a limited liability company, is an unconsolidated, less than 50%-owned investment of ours that is not controlled by us. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In 2007, C-BASS ceased its operations and was managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors. In November 2010, C-BASS filed for

Chapter 11 bankruptcy protection. In the third quarter of 2007, we concluded that our total equity interest in C-BASS was impaired. In addition, during the fourth quarter of 2007 due to additional losses incurred by C-BASS, we reduced the carrying value of our $50 million note from C-BASS to zero. At December 31, 2010 and 2009 our current book value of C-BASS, including our note receivable from C-BASS, remains at zero.

Sherman

During the period in which we held an equity interest in Sherman, Sherman was principally engaged in the business of purchasing and collecting for its own account delinquent consumer assets which were primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities were included in Sherman's balance sheet. A substantial portion of Sherman's consolidated assets were investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations were sensitive to estimates by Sherman's management of ultimate collections on these portfolios.

In August 2008 we sold our entire interest in Sherman to Sherman. Our interest sold represented approximately 24.25% of Sherman's equity. The sale price paid was $124.5 million in cash and by delivery of Sherman's unsecured promissory note in the principal amount of $85 million (the "Note"). The scheduled maturity of the Note was February 13, 2011 and it paid interest, monthly, at the annual rate equal to three-month LIBOR plus 500 basis points. The Note was issued under a Credit Agreement, dated August 13, 2008, between Sherman and MGIC. Sherman repaid the Note in December 2010 for approximately $83.5 million. The carrying value of the Note at the time of repayment was approximately $84.0 million. The loss recognized on the repayment of $0.5 million is included in net realized investment gains on the statement of operations for the year ended December 31, 2010.

At the time of sale the Note had a fair value of $69.5 million (18.25% discount to par). The fair value was determined by comparing the terms of the Note to the discounts and yields on comparable bonds. The fair value was also discounted for illiquidity and lack of ratings. The discount was amortized to interest income over the life of the Note. The gain recognized on the sale was $62.8 million, and is included in realized investment gains (losses) on the statement of operations for the year ended December 31, 2008. The value of the Sherman Note and related interest receivable at December 31, 2009 was $78.1 million and was included in Other assets on our consolidated balance sheet.

In connection with the sale of our interest in Sherman, we waived, effective at the time at which the Note was paid in full, our right to any contingent consideration for the sale of the interests in Sherman that we sold in September 2008 to an entity owned by the management of Sherman. Upon such a sale, we would have been entitled to an additional cash payment if the purchaser's after-tax rate of return on the interests purchased exceeded a threshold that equated to an annual return of 16%.

A Sherman summary income statement for the seven months ended July 31, 2008 appears below. Prior to the sale of our interest, we did not consolidate Sherman with us for financial reporting purposes, and we did not control Sherman. Sherman's internal controls over its financial reporting were not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting included processes to assess the effectiveness of our financial reporting as it pertained to Sherman. We believe those processes were effective in the context of our overall internal controls.

Sherman Summary Income Statement:

	Seven Months Ended July 31, 2008*
	(unaudited)
	(In millions)
Revenues from receivable portfolios	$ 660.3
Portfolio amortization	264.8
Revenues, net of amortization	395.5
Credit card interest income and fees	475.6
Other revenue	35.3
Total revenues	906.4
Total expenses	740.1
Income before tax	$ 166.3
Company's income from Sherman	$ 35.6

* The income statement only reflects Sherman's results and our income from Sherman through July 31, 2008 as a result of the sale of our remaining interest in August 2008.

The "Company's income from Sherman" line item in the table above includes $3.6 million of additional amortization expense in 2009 above Sherman's actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value.

13. Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. We also offer both medical and dental benefits for retired domestic employees and their spouses under a postretirement benefit plan. In October 2008 we amended our postretirement benefit plan. The amendment, which was effective January 1, 2009, terminated the benefits provided to retirees once they reach the age of 65. This amendment reduced our accumulated postretirement benefit obligation as of December 31, 2008. The benefit from this amendment was amortized to net periodic benefit cost in 2009 and future periods. The following tables provide the components of aggregate annual net periodic benefit cost, the amounts recognized in the consolidated balance sheet, changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans:

	Pension and Supplemental Executive Retirement Plans			Other Postretirement Benefits		
	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008
	(In thousands)					
Components of Net Periodic Benefit Cost for fiscal year ending						
1. Company Service Cost...	$ 8,531	$ 8,154	$ 8,677	$ 1,126	$ 1,280	$ 3,886
2. Interest Cost	15,535	14,300	13,950	1,183	1,463	4,966
3. Expected Return on Assets	(14,502)	(15,340)	(19,348)	(2,891)	(2,229)	(3,766)
4. Other Adjustments.......	-	-	-	-	-	-
Subtotal................	9,564	7,114	3,279	(582)	514	5,086
5. Amortization of:						
a. Net Transition Obligation/(Asset)	-	-	-	-	-	283
b. Net Prior Service Cost/(Credit)	650	716	684	(6,138)	(6,059)	-
c. Net Losses/(Gains) ...	5,924	6,330	510	764	1,704	-
Total Amortization	6,574	7,046	1,194	(5,374)	(4,355)	283
6. Net Periodic Benefit Cost	16,138	14,160	4,473	(5,956)	(3,841)	5,369
7. Cost of settlements or curtailments...........	-	-	-	-	-	-
8. Total Expense for Year ..	$ 16,138	$ 14,160	$ 4,473	$ (5,956)	$ (3,841)	$ 5,369

Development of Funded Status

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(In thousands)			
Actuarial Value of Benefit Obligations				
1. Measurement Date	12/31/2010	12/31/2009	12/31/2010	12/31/2009
2. Accumulated Benefit Obligation........	$ 270,684	$ 237,257	$ 26,200	$ 24,144
Funded Status				
1. Projected Accumulated Benefit Obligation..........................	$ (291,456)	$ (258,592)	$ (26,200)	$ (24,144)
2. Plan Assets at Fair Value	284,080	243,369	44,362	38,920
3. Funded Status - Overfunded............	N/A	N/A	$ 18,162	$ 14,776
4. Funded Status - Underfunded	$ (7,376)	$ (15,223)	N/A	N/A

Accumulated Other Comprehensive Income

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(In thousands)			
1. Net Actuarial (Gain)/Loss	$ 81,802	$ 90,655	$ 13,463	$ 16,517
2. Net Prior Service Cost/(Credit)	2,847	2,748	(47,290)	(52,707)
3. Net Transition Obligation/(Asset)	-	-	-	-
4. Total at Year End	$ 84,649	$ 93,403	$ (33,827)	$ (36,190)

The changes in the projected benefit obligation are as follows:

Change in Projected Benefit Obligation

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(In thousands)			
1.Benefit Obligation at Beginning of Year	$ 258,592	$ 229,039	$ 24,144	$ 25,282
2.Company Service Cost	8,531	8,154	1,126	1,280
3.Interest Cost	15,535	14,300	1,183	1,463
4.Plan Participants' Contributions	-	-	327	281
5.Net Actuarial (Gain)/Loss due to Assumption Changes	10,425	17,428	(2,925)	359
6.Net Actuarial (Gain)/Loss due to Plan Experience	3,624	(5,800)	3,695	(2,490)
7.Benefit Payments from Fund	(5,769)	(4,988)	(510)	(467)
8.Benefit Payments Directly by Company.	(231)	(231)	(120)	(738)
9.Plan Amendments	749	690	(720)	(721)
10.Other Adjustment	-	-	-	(105)
11.Benefit Obligation at End of Year	$ 291,456	$ 258,592	$ 26,200	$ 24,144

The changes in the fair value of the net assets available for plan benefits are as follows:

Change in Plan Assets

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(In thousands)			
1.Fair Value of Plan Assets at Beginning of Year	$ 243,369	$ 206,729	$ 38,920	$ 30,190
2.Company Contributions	15,231	10,231	-	-
3.Plan Participants' Contributions	-	-	327	281
4.Benefit Payments from Fund	(5,769)	(4,988)	(510)	(467)
5.Benefit Payments paid directly by Company	(231)	(231)	(120)	(738)
6.Actual Return on Assets	31,480	31,628	5,951	9,197
7.Other Adjustment	-	-	(207)	457
8.Fair Value of Plan Assets at End of Year	$ 284,080	$ 243,369	$ 44,361	$ 38,920

Change in Accumulated Other Comprehensive Income (AOCI)

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(In thousands)			
1.AOCI in Prior Year	$ 93,403	$ 104,420	$ (36,190)	$ (30,726)
2.Increase/(Decrease) in AOCI				
a. Recognized during year - Prior Service (Cost)/Credit	(650)	(716)	6,138	6,059
b. Recognized during year - Net Actuarial (Losses)/Gains	(5,924)	(6,330)	(764)	(1,704)
c. Occurring during year - Prior Service Cost	749	690	(720)	(721)
d. Occurring during year - Net Actuarial Losses/(Gains)	(2,929)	(4,661)	(2,291)	(9,098)
3.AOCI in Current Year	$ 84,649	$ 93,403	$ (33,827)	$ (36,190)

Amortizations Expected to be Recognized During Next Fiscal Year

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(In thousands)			
1. Amortization of Net Transition Obligation/(Asset)	$ -	$ -	$ -	$ -
2. Amortization of Prior Service Cost/(Credit)	650	559	(6,217)	(6,138)
3. Amortization of Net Losses/(Gains)	4,868	5,754	750	1,025

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

Actuarial Assumptions

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Weighted-Average Assumptions Used to Determine Benefit Obligations at year end				
1. Discount Rate	5.75%	6.00%	5.50%	5.75%
2. Rate of Compensation Increase	3.00%	3.00%	N/A	N/A
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Year				
1. Discount Rate	6.00%	6.50%	5.75%	6.50%
2. Expected Long-term Return on Plan Assets	6.00%	7.50%	7.50%	7.50%
3. Rate of Compensation Increase	3.00%	3.00%	N/A	N/A
Assumed Health Care Cost Trend Rates at year end				
1. Health Care Cost Trend Rate Assumed for Next Year	N/A	N/A	8.50%	8.50%
2. Rate to Which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)	N/A	N/A	5.00%	5.00%
3. Year That the Rate Reaches the Ultimate Trend Rate	N/A	N/A	2018	2017

In selecting a discount rate, we performed a hypothetical cash flow bond matching exercise, matching our expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $25 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

The weighted-average asset allocations of the plans are as follows:

Plan Assets

	Pension Plan		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Allocation of Assets at year end				
1. Equity Securities	38%	30%	100%	100%
2. Debt Securities	62%	70%	0%	0%
3. Other	0%	0%	0%	0%
4. Total	100%	100%	100%	100%
Target Allocation of Assets				
1. Equity Securities	30%	30%	100%	100%
2. Debt Securities	70%	70%	0%	0%
3. Other	0%	0%	0%	0%
4. Total	100%	100%	100%	100%

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value of our benefit plan assets:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include equity securities, mutual funds, money market funds and certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal, corporate and foreign bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. There are no securities that utilize Level 3 inputs.

To determine the fair value of securities in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model.

The following table sets forth by level, within the fair value hierarchy, the pension plan assets at fair value as of December 31 2010.

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Pension Plan				
Mutual Funds	$ 80,556	$ -	$ -	$ 80,556
Common Stocks	45,774	-	-	45,774
Corporate Bonds	-	127,116	-	127,116
U.S. Government Securities	5,318	-	-	5,318
Municipals	-	9,105	-	9,105
Foreign Bonds	-	13,525	-	13,525
Foreign Stocks	2,686	-	-	2,686
Total Assets at fair value	$ 134,334	$ 149,746	$ -	$ 284,080

Our pension plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

Fixed income allocation

- Protect actuarial benefit payment stream through asset liability matching
- Reduce volatility of investment returns compared to actuarial benefit liability

Equity allocation

- Protect long tailed liabilities through the use of equity portfolio
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed income	40%	100%
Equity	0%	60%
Cash equivalents	0%	10%

Investment in international oriented funds is limited to a maximum of 25% of the equity range.

The following table sets forth by level, within the fair value hierarchy, the postretirement plan assets at fair value as of December 31 2010.

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Postretirement Plan				
Mutual Funds	$ 44,362	$ -	$ -	$ 44,362
Total Assets at fair value	$ 44,362	$ -	$ -	$ 44,362

Our postretirement plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in the Consumer Price Index
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed income	0%	10%
Equity	90%	100%

Given the long term nature of this portfolio and the lack of any immediate need for significant cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above. Investment in international oriented funds is limited to a maximum of 25% of the portfolio.

The following tables show the actual and estimated future contributions and actual and estimated future benefit payments.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
		(In thousands)		
Company Contributions				
Company Contributions for the Year Ending:				
1.Current	$ 15,231	$ 10,231	$ -	$ -
2.Current + 1	10,530	10,575	-	-

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(In thousands)			
Benefit Payments (Total)				
Actual Benefit Payments for the Year Ending:				
1.Current	$ 6,000	$ 5,218	$ 303	$ 923
Expected Benefit Payments for the Year Ending:				
2.Current + 1	$ 9,457	$ 7,734	$ 924	$ 1,018
3.Current + 2	10,846	8,827	1,160	1,238
4.Current + 3	11,942	10,287	1,268	1,454
5.Current + 4	14,204	11,500	1,464	1,567
6.Current + 5	14,710	13,892	1,548	1,824
7.Current + 6 - 10	91,135	83,034	10,496	11,926

Health care sensitivities

For measurement purposes, an 8.5% health care trend rate was used for pre-65 benefits for 2010. In 2011, the rate is assumed to be 8.5%, decreasing to 5.0% by 2018 and remaining at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands)	
Effect on total service and interest cost components	$ 289	$ (250)
Effect on postretirement benefit obligation	2,411	(2,115)

We have a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, we may make a profit sharing contribution of up to 5% of each participant's eligible compensation. We provide a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. We recognized profit sharing expense and 401(k) savings plan expense of $3.7 million, $3.1 million and $4.5 million in 2010, 2009 and 2008, respectively.

14. Income taxes

Net deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)	
Total deferred tax assets	$ 651,568	$ 558,445
Total deferred tax liabilities	(249,989)	(323,126)
Net deferred tax asset before valuation allowance	401,579	235,319
Valuation allowance	(410,333)	(238,490)
Net deferred tax liability	$ (8,754)	$ (3,171)

The components of the net deferred tax liability as of December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)	
Unearned premium reserves	$ 14,313	$ 18,668
Convertible debentures	(25,864)	(34,208)
Net operating loss	432,827	299,582
Loss reserves	85,425	101,550
Unrealized (appreciation) depreciation in investments	(31,379)	(55,840)
Mortgage investments	17,934	19,073
Deferred compensation	19,080	19,621
Investments in joint ventures	(165,598)	(208,787)
Premium deficiency reserves	49,644	67,615
Loss due to "other than temporary" impairments	14,160	16,858
Other, net	(8,963)	(8,813)
Net deferred tax asset before valuation allowance	401,579	235,319
Valuation allowance	(410,333)	(238,490)
Net deferred tax liability	$ (8,754)	$ (3,171)

We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed below, we have reduced our benefit from income tax by establishing a valuation allowance during 2010.

In periods prior to 2008, we deducted significant amounts of statutory contingency reserves on our federal income tax returns. The reserves were deducted to the extent we purchased tax and loss bonds in an amount equal to the tax benefit of the deduction. The reserves are included in taxable income in future years when they are released for statutory accounting purposes or when the taxpayer elects to redeem the tax and loss bonds that were purchased in connection with the deduction for the reserves. Since the tax effect on these reserves exceeded the gross deferred tax assets less deferred tax liabilities, we believe that all gross deferred tax assets recorded in periods prior to the quarter ended March 31, 2009 were fully realizable. Therefore, we established no valuation reserve.

In the first quarter of 2009, we redeemed the remaining balance of our tax and loss bonds of $431.5 million. Therefore, the remaining contingency reserves were released and are no longer available to support any net deferred tax assets. Beginning with the first quarter of 2009, any benefit from income taxes, relating to operating losses, has been reduced or eliminated by the establishment of a valuation allowance. During 2009, our deferred tax asset valuation allowance was reduced by the deferred tax liability related to $159.5 million of unrealized gains on investments that were recorded to equity. During 2010, our deferred tax valuation allowance was increased by the change in the deferred tax liability related to $69.9 million of unrealized losses on investments that were recorded to equity. In the event of future operating losses, it is likely that the valuation allowance will be adjusted by any taxes recorded to equity for changes in unrealized gains or losses or other items in other comprehensive income.

	2010	2009
	(In millions)	
Benefit from income taxes	$ (145.3)	$ (681.3)
Change in valuation allowance	149.6	238.5
Tax provision (benefit)	$ 4.3	$ (442.8)

The increase in the valuation allowance that was included in other comprehensive income was $22.2 million and zero for the years ended December 31, 2010 and 2009, respectively. The total valuation allowance as of December 31, 2010 and December 31, 2009 was $410.3 million and $238.5 million, respectively.

Legislation enacted in 2009 expanded the carryback period for certain net operating losses from 2 years to 5 years. A total benefit for income taxes of $282.0 million was recorded during 2009 in the Consolidated Statement of Operations for the carryback of 2009 losses. The refund related to these benefits was received in the second quarter of 2010.

Giving full effect to the carryback of net operating losses for federal income tax purposes, we have approximately $1,237 million of net operating loss carryforwards on a regular tax basis and $428 million of net operating loss carryforwards for computing the alternative minimum tax as of December 31, 2010. Any unutilized carryforwards are scheduled to expire at the end of tax years 2029 and 2030.

The following summarizes the components of the provision for (benefit from) income taxes:

	2010	2009	2008
		(In thousands)	
Current	$ 1,618	$ (621,170)	$ (654,245)
Deferred	(19)	175,194	250,940
Other	2,736	3,200	5,507
Provision for (benefit from) income taxes	$ 4,335	$ (442,776)	$ (397,798)

We received $289.1 million, $437.5 million and $938.1 million in federal income tax in 2010, 2009 and 2008, respectively. Proceeds received in 2010 were primarily from the carryback of 2009 losses. Proceeds received in 2009 and 2008 were primarily from the redemption of tax and loss bonds. At December 31, 2008, we owned $431.5 million of tax and loss bonds. We did not own any tax and loss bonds at December 31, 2010 or 2009.

The reconciliation of the federal statutory income tax benefit rate to the effective income tax (benefit) rate is as follows:

	2010	2009	2008
Federal statutory income tax benefit rate	(35.0) %	(35.0) %	(35.0) %
Valuation allowance	41.6	13.5	-
Tax exempt municipal bond interest	(10.5)	(3.6)	(7.5)
Other, net	5.1	-	0.5
Effective income tax (benefit) rate	1.2 %	(25.1) %	(42.0) %

The Internal Revenue Service ("IRS") completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and issued assessments for unpaid taxes, interest and penalties. The primary adjustment in both examinations related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We appealed those adjustments and, in August 2010, we reached a tentative settlement agreement with the IRS. The settlement agreement is subject to review by the Joint Committee on Taxation of Congress because net operating losses incurred in 2009 were carried back to taxable years that were included in the agreement. A final agreement is expected to be entered into when the review is complete, although we do not expect there will be any substantive change in the terms of a final agreement from those in the tentative agreement. We adjusted our tax provision and liabilities for the effects of this agreement in the third quarter of 2010 and believe that they accurately reflect our exposure in regard to this issue.

Under current guidance, when evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized tax benefits		
	2010	2009	2008
		(In millions)	
Balance at beginning of year	$ 91.1	$ 87.9	$ 86.1
Additions based on tax positions related to the current year	-	0.3	0.7
Additions for tax positions of prior years	18.2	2.9	1.1
Reductions for tax positions of prior years	-	-	-
Settlements	-	-	-
Balance at end of year	$ 109.3	$ 91.1	$ 87.9

The total amount of the unrecognized tax benefits that would affect our effective tax rate is $96.7 million. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. During 2010, we recognized $3.3 million in interest. As of December 31, 2010 and 2009, we had $25.9 million and $22.6 million of accrued interest related to uncertain tax positions, respectively. The statute of limitations related to the consolidated federal income tax return is closed for all years prior to 2000. Based on our tentative agreement with the IRS, we expect our total amount of unrecognized tax benefits to be reduced by $103.5 million during 2011, while after taking into account prior payments and the effect of available NOL carrybacks, we expect net cash outflows to equal approximately $22 million.

15. Shareholders' equity

In April 2010 we completed the public offering and sale of 74,883,720 shares of our common stock at a price of $10.75 per share. We received net proceeds of approximately $772.4 million, after deducting underwriting discount and offering expenses. The shares of common stock sold were newly issued shares.

We have 28.9 million authorized shares reserved for conversion under our convertible debentures and 25.7 million authorized shares reserved for conversion under our convertible senior notes. (See Note 8 – "Debt")

16. Dividend restrictions

Our insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years.

The senior notes, convertible senior notes and convertible debentures, discussed in Note 8 – "Debt", are obligations of MGIC Investment Corporation, our holding company, and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries, which prior to raising capital in the public markets in 2008 and 2010 had been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In 2009 and

2010, MGIC has not paid any dividends to our holding company. Through 2011, MGIC and our other insurance subsidiaries cannot pay any dividends to our holding company without approval from the OCI.

In 2008, we paid dividends of $8.2 million or $0.075 per share. In the fourth quarter of 2008, we suspended the payment of dividends.

17. Statutory capital

Accounting Principles

The accounting principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. With regulatory approval a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations. A premium deficiency reserve that may be recorded on a GAAP basis when present value of expected future losses and expenses exceeds the present value of expected future premiums and already established loss reserves, may not be recorded on a statutory basis if the present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in statutory surplus. Under GAAP, changes in deferred tax assets and liabilities are recorded on the statement of operations as a component of the (benefit) provision for income tax.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

Under statutory accounting practices, our share of the net income or loss of our investments in joint ventures is credited directly to statutory surplus. Under GAAP, income from joint ventures is shown separately, net of tax, on the statement of operations.

The statutory net income, surplus and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies), as well as the surplus contributions made to MGIC and other insurance subsidiaries and dividends paid by MGIC to us, are as follows:

Year Ended December 31,	Net (Loss) Income	Surplus	Contingency Reserve
		(In thousands)	
2010	$ 113,651	$ 1,692,392	$ 5,480
2009	(44,669)	1,442,407	417,587
2008	(172,196)	1,612,953	2,087,265

Year Ended December 31,	Surplus contributions made to MGIC by the parent company	Surplus contributions made to other insurance subsidiaries by the parent company	Dividends paid by MGIC to the parent company
		(In thousands)	
2010	$ 200,000	$ -	$ -
2009	-	-	-
2008	550,000	175,000	170,000

Statutory capital

The Office of the Commissioner of Insurance of Wisconsin is MGIC's principal insurance regulator. To assess a mortgage guaranty insurer's capital adequacy, Wisconsin's insurance regulations require that a mortgage guaranty insurance company maintain "policyholders position" of not less than a minimum computed under a formula. Policyholders position is the insurer's net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums, with credit given for authorized reinsurance. The minimum required by the formula ("MPP") depends on the insurance in force and whether the loans insured are primary insurance or pool insurance and further depends on the LTV ratio of the individual loans and their coverage percentage (and in the case of pool insurance, the amount of any deductible). If a mortgage guaranty insurer does not meet MPP it may be prohibited from writing new business until its policyholders position meets the minimum.

Some states that regulate us have provisions that limit the risk-to-capital ratio of a mortgage guaranty insurance company to 25 to 1. This ratio is computed on a statutory basis for our insurance entities and is our net risk in force divided by our policyholders' position. Policyholders' position consists primarily of statutory policyholders' surplus, plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year. If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit.

At December 31, 2010, MGIC exceeded MPP by approximately $225 million, and we exceeded MPP by approximately $290 million on a combined basis. At December 31, 2010 MGIC's risk-to-capital was 19.8 to 1 and was 23.2 to 1 on a combined basis. See Note 1 – "Nature of business – Capital" for a discussion of our capital plans.

18. Share-based compensation plans

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years.

The compensation cost that has been charged against income for the share-based plans was $13.7 million, $15.2 million and $17.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The related income tax benefit, before valuation allowance, recognized for the share-based compensation plans was $1.5 million, $5.3 million and $6.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

We have stock incentive plans that were adopted in 1991 and 2002. When the 2002 plan was adopted, no further awards could be made under the 1991 plan. The maximum number of shares covered by awards under the 2002 plan is the total of 7.1 million shares plus the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 5.9 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock or restricted stock units. The 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. Newly issued shares are used for exercises under the 1991 plan and treasury shares are used for exercises under the 2002 plan. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

A summary of option activity in the stock incentive plans during 2010 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2009	$ 56.78	2,298,400
Granted	-	-
Exercised	-	-
Forfeited or expired	46.26	(548,700)
Outstanding, December 31, 2010	$ 60.08	1,749,700

There were no options granted or exercised in 2010, 2009 or 2008.

The following is a summary of stock options outstanding, all of which are exercisable, at December 31, 2010:

	Options Outstanding and Exercisable		
Exercise Price Range	Shares	Remaining Average Life (years)	Weighted Average Exercise Price
$43.70 - 43.70	350,500	2.1	$ 43.70
$53.70 - 68.20	1,399,200	1.6	$ 64.19
Total	1,749,700	1.7	$ 60.08

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2010 was zero. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price of $10.19 as of December 31, 2010 which would have been received by the option holders had all option holders exercised their options on that date. Because our closing stock price at December 31, 2010 was below all exercise prices, none of the outstanding options had any intrinsic value.

A summary of restricted stock or restricted stock unit activity during 2010 is as follows:

	Weighted Average Grant Date Fair Market Value	Shares
Restricted stock outstanding at December 31, 2009............................	$ 21.27	3,315,310
Granted	6.82	1,649,350
Vested	14.75	(1,376,923)
Forfeited	63.63	(130,471)
Restricted stock outstanding at December 31, 2010............................	$ 14.69	3,457,266

At December 31, 2010, the 3.5 million shares of restricted stock outstanding consisted of 2.3 million shares that are subject to performance conditions ("performance shares") and 1.2 million shares that are subject only to service conditions ("time vested shares"). The weighted-average grant date fair value of restricted stock granted during 2009 and 2008 was $3.11 and $15.38, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant. At December 31, 2010, 649,463 shares were available for future grant under the 2002 stock incentive plan. Of the shares available for future grant, 504,593 are available for restricted stock awards. The total fair value of restricted stock vested during 2010, 2009 and 2008 was $8.5 million, $1.3 million and $3.3 million, respectively.

As of December 31, 2010, there was $30.6 million of total unrecognized compensation cost related to nonvested share-based compensation agreements granted under the 2002 Plan. Of this total, $26.7 million of unrecognized compensation costs relate to performance shares and $3.9 million relates to time vested shares. The unrecognized costs associated with the performance shares may or may not be recognized in future periods, depending upon whether or not the performance conditions are met. The cost associated with the time vested shares is expected to be recognized over a weighted-average period of 0.7 years.

19. Leases

We lease certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, rental payments are fixed.

Total rental expense under operating leases was $6.3 million, $6.8 million and $8.1 million in 2010, 2009 and 2008, respectively.

At December 31, 2010, minimum future operating lease payments are as follows (in thousands):

2011	$ 2,991
2012	1,847
2013	718
2014	554
2015 and thereafter	173
Total (1)	$ 6,283

(1) Minimum payments have not been reduced by minimum sublease rentals of $555 thousand due in the future under noncancelable subleases.

20. Litigation and contingencies

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC settled class action litigation against it under RESPA in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. On November 29, 2010, six mortgage insurers (including MGIC) and a large mortgage lender (which was the plaintiffs' lender) were named as defendants in a complaint, alleged to be a class action, filed in Federal District Court for the District of Columbia. The complaint alleges various causes of action related to the captive mortgage reinsurance arrangements of this mortgage lender, including that the defendants violated RESPA by paying the lender's captive reinsurer excessive premiums in relation to the risk assumed by that captive. The named plaintiffs' loan was not insured by MGIC and it is our understanding that it was not reinsured by this mortgage lender's captive reinsurance affiliates. We intend to defend MGIC against this complaint vigorously but we are unable to predict the outcome of the litigation or its effect on us. While we are only a defendant in this RESPA case, there can be no assurance that we will not be subject to future litigation under RESPA (or FCRA) or that the outcome of any such litigation would not have a material adverse effect on us.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. In addition, the Dodd-Frank Act, the financial reform legislation that was passed in July 2010, establishes the Bureau of Consumer Financial Protection to regulate the offering and provision of consumer financial products or services under federal law. We are uncertain whether this Bureau will issue any rules or regulations that affect our business. Such rules and regulations could have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the "MN Department"), which regulates insurance, we provided the MN Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MN Department, and beginning in March 2008 the MN Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In addition, beginning in June 2008, we have received subpoenas from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that HUD as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

Since October 2007 we had been involved in an investigation conducted by the Division of Enforcement of the SEC. The investigation had focused on disclosure and financial reporting by us and by a co-investor in 2007 regarding our respective investments in our C-BASS joint venture. We have provided documents to the SEC and a number of our executive officers, as well as other employees, have testified. On January 18, 2011, the staff of the Division of Enforcement issued a formal closing letter advising us that the investigation has been terminated against us, our executive officers and other employees, and that it did not intend to recommend any enforcement action by the SEC.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees' Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint") on June 22, 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS, including its liquidity. Our motion to dismiss the Complaint was granted on February 18, 2010. On March 18, 2010, plaintiffs filed a motion for leave to file an amended complaint.

Attached to this motion was a proposed Amended Complaint (the "Amended Complaint"). The Amended Complaint alleged that we and two of our officers named in the Amended Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about C-BASS, including its liquidity, and by failing to properly account for our investment in C-BASS. The Amended Complaint also named two officers of C-BASS with respect to the Amended Complaint's allegations regarding C-BASS. The purported class period covered by the Amended Complaint began on February 6, 2007 and ended on August 13, 2007. The Amended Complaint sought damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported violations of federal securities laws. On April 12, 2010, we filed a motion in opposition to the plaintiff's motion for leave to amend its complaint. On December 8, 2010, the plaintiff's motion to file an amended complaint was denied and the Complaint was dismissed with prejudice. On January 6, 2011, the plaintiff appealed the February 18, 2010 and December 8, 2010 decisions to the United States Court of Appeals for the Seventh Circuit. We are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

Several law firms have issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations.

With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

On December 17, 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco (the "California State Court") against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the insurance policies at issue. On January 19, 2010, we removed this case to the United States District Court for the Northern District of California (the "District Court"). On March 30, 2010, the District Court ordered the case remanded to the California State Court. We have appealed this decision to the United States Court of Appeals for the Ninth Circuit (the "Court of Appeals") and asked the Court of Appeals to vacate the remand and stay proceedings in the District Court. On May 17, 2010, the Court of Appeals denied a stay of the District Court's remand order. On May 28, 2010, Countrywide filed an amended complaint substantially similar to the original complaint in the California State Court. On July 2, 2010, we filed a petition in the California State Court to compel arbitration and stay the litigation in that court. On August 26, 2010, Countrywide filed an opposition to our petition. Countrywide's opposition states that there are thousands of loans for which it disputes MGIC's interpretation of the flow insurance policies at issue. On September 16, 2010, we filed a reply to Countrywide's opposition. On October 1, 2010, the California State Court stayed the litigation in that court pending a final ruling on our appeal.

In connection with the Countrywide dispute discussed above, on February 24, 2010, we commenced an arbitration action against Countrywide seeking a determination that MGIC was entitled to deny and/or rescind coverage on the loans involved in the arbitration action, which were insured through the flow channel and numbered more than 1,400 loans as of the filing of the action. On March 16, 2010, Countrywide filed a response to our arbitration action objecting to the arbitrator's jurisdiction in view of the case initiated by Countrywide in the California State Court and asserting various defenses to the relief sought by MGIC in the arbitration. On December 20, 2010, we filed an amended demand in the arbitration proceeding. This amended demand increased the number of loans for which we denied and/or rescinded coverage and which were insured through the flow channel to more than 3,300. We continue to rescind insurance coverage on additional Countrywide loans. On December 20, 2010 Countrywide filed an amended response. In the amended response, Countrywide is seeking relief for rescissions on loans insured by MGIC through the flow channel and more than 30 bulk insurance policies. In correspondence with MGIC, Countrywide has indicated that it believes MGIC has improperly rescinded coverage on approximately 4,700 loans. The amended response also seeks damages as a result of purported breaches of insurance policies issued by MGIC and additional damages, including exemplary damages, on account of MGIC's purported breach of an implied covenant of good faith and fair dealing. The amended response states that Countrywide seeks damages "well-exceeding" $150 million; the original response sought damages of at least $150 million. On January 17, 2011, Countrywide filed an answer to MGIC's amended demand and MGIC filed an answer to Countrywide's amended response. Countrywide and MGIC have each selected 12 loans for which a three-member arbitration panel will determine coverage. While the panel's determination will not be binding on the other loans at issue, the panel will identify the issues for these 24 "bellwether" loans and strive to set forth findings of fact and conclusions of law in such a way as to aid the parties to apply them to the other loans at issue. The hearing before the panel on the bellwether loans is scheduled to begin in October 2011.

During 2008-2010, rescissions of Countrywide-related loans mitigated our paid losses on the order of $315 million. This amount is the amount we estimate we would have paid had the loans not been rescinded. On a per loan basis, the average amount that we would have paid had the loans not been rescinded was approximately $72 thousand. At December 31, 2010, 44,838 loans in our primary delinquency inventory were Countrywide-related loans (approximately 21% of our primary delinquency inventory). Of these 44,838 loans, some will cure their delinquency and the remainder will either become paid claims or will be rescinded. During 2008-2010, of the claims on Countrywide-related loans that were resolved (a claim is resolved when it is paid or rescinded; claims that are submitted but which are under review are not resolved until one of these two outcomes occurs), approximately 72% were paid and the remaining 28% were rescinded.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. Because our rescission practices with Countrywide do not differ from our practices with other servicers, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. As discussed in Note 9 – "Loss reserves", during 2008-2010 we estimated that total rescissions mitigated our incurred losses by approximately $3.1 billion, which included approximately $2.0 billion of mitigation on paid losses, excluding amounts that would have been applied to a deductible. At December 31, 2010 we estimate that our total loss reserves were benefited from rescissions by approximately $1.3 billion.

We intend to defend MGIC against Countrywide's complaint and arbitration response, and to pursue MGIC's claims in the arbitration, vigorously. However, we are unable to predict the outcome of these proceedings or their effect on us. Also, although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind, we are unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, we have not accrued any reserves that would reflect an adverse outcome in this proceeding.

In addition to the rescissions at issue with Countrywide, we have a substantial pipeline of claims investigations (including investigations involving loans related to Countrywide) that we expect will eventually result in future rescissions. In the second quarter of 2010, we entered into a settlement agreement with a lender-customer regarding our rescission practices. We continue to discuss with other lenders their objections to material rescissions. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. Because our rescission practices with Countrywide do not differ from our practices with other servicers, an adverse result in the Countrywide proceeding may adversely affect the ultimate result of rescissions involving other servicers and lenders. For additional information about rescissions as well as this settlement agreement, see Note 9 – "Loss reserves".

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

Our mortgage insurance business utilizes its underwriting skills to provide an outsourced underwriting service to our customers known as contract underwriting. As part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. We may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met, and we have an established reserve for such obligations. Through December 31, 2010, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, a generally positive economic environment for residential real estate that continued until approximately 2007 may have mitigated the effect of some of these costs, and claims for remedies may be made a number of years after the underwriting work was performed. A material portion of our new insurance written through the flow channel in recent years, including for 2006 and 2007, has involved loans for which we provided contract underwriting services. We believe the rescission of mortgage insurance coverage on loans for which we provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. Beginning in the second half of 2009, we experienced an increase in claims for contract underwriting remedies, which continued into 2010. Hence, there can be no assurance that contract underwriting remedies will not be material in the future.

See Note 14 – "Income taxes" for a description of federal income tax contingencies.

21. Unaudited quarterly financial data

	Quarter				
	First	Second	Third	Fourth (b)	2010 Year
	(In thousands, except share data)				
2010					
Net premiums written	$ 256,058	$ 295,346	$ 278,982	$ 271,409	$ 1,101,795
Net premiums earned	271,952	309,174	296,496	291,125	1,168,747
Investment income, net of expenses	68,859	62,868	58,465	57,061	247,253
Loss incurred, net	454,511	320,077	384,578	448,375	1,607,541
Change in premium deficiency reserves	(13,566)	(10,619)	(8,887)	(18,275)	(51,347)
Underwriting and other operating expenses	59,945	54,050	57,606	53,541	225,142
Interest expense	21,018	25,099	26,702	25,770	98,589
Net income (loss)	(150,091)	24,551	(51,528)	(186,667)	(363,735)
Income (loss) per share (a):					
Basic	(1.20)	0.14	(0.26)	(0.93)	(2.06)
Diluted	(1.20)	0.13	(0.26)	(0.93)	(2.06)

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

(b) In prior periods, the liability associated with premium to be returned on claim payments is included in loss reserves and changes to this estimate affect losses incurred. See Note 3 – "Summary of significant accounting policies - Revenue recognition."

	Quarter				
	First	Second	Third	Fourth	2009 Year
	(In thousands, except share data)				
2009					
Net premiums written	$ 347,513	$ 330,383	$ 278,254	$ 286,877	$ 1,243,027
Net premiums earned	355,830	347,132	293,515	305,864	1,302,341
Investment income, net of expenses	77,173	78,036	75,528	73,941	304,678
Loss incurred, net	757,893	769,631	971,043	880,877	3,379,444
Change in premium deficiency reserves	(164,801)	(62,386)	(19,346)	(14,617)	(261,150)
Underwriting and other operating expenses	62,549	61,721	59,133	56,209	239,612
Interest expense	23,926	23,930	20,586	20,824	89,266
Net loss	(184,560)	(339,835)	(517,768)	(280,114)	(1,322,277)
Loss per share (a):					
Basic	(1.49)	(2.74)	(4.17)	(2.25)	(10.65)
Diluted	(1.49)	(2.74)	(4.17)	(2.25)	(10.65)

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
San Diego, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Partner, L.P.
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Non-Executive Chairman
Forestar Group Inc.
Austin, TX
A company engaged in various real estate and natural resource businesses

Daniel P. Kearney
Business Consultant and Private Investor
Chicago, IL

Bruce L. Koepfgen
Former Executive Committee Member
Allianz Global Investors
New York, NY
A global asset management firm

Michael E. Lehman
Chief Financial Officer
Palo Alto Networks, Inc.
Sunnyvale, CA
A network security firm

William A. McIntosh
Former Executive Committee Member and Managing Director
Salomon Brothers Inc.
New York, NY
An investment banking firm

Leslie M. Muma
Former President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Mark M. Zandi
Chief Economist
Moody's Analytics, Inc.
West Chester, PA
A provider of economic research, data and analytical tools

Officers

MGIC Investment Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Senior Vice President
James A. Karpowicz
Chief Investment Officer and Treasurer

Vice President
Timothy J. Mattke
Controller and Chief Accounting Officer

Mortgage Guaranty Insurance Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
Carla A. Gallas
Claims

James A. Karpowicz
Chief Investment Officer and Treasurer

Michael G. Meade
Information Services and Chief Information Officer

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Michael J. Zimmerman
Investor Relations

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen M. Dempsey
Managing Director

Sandra K. Dunst
Claims Operations

Edward G. Durant
Analytic Services

David A. Greco
Credit Policy

Ralph J. Gundrum
Securities Law Counsel, Assistant General Counsel and Assistant Secretary

Heidi A. Heyrman
Regulatory Relations, Assistant General Counsel and Assistant Secretary

Steven F. Himebauch
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

Eric B. Klopfer
Corporate Strategy

Mark J. Krauter
National Accounts

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Timothy J. Mattke
Controller and Chief Accounting Officer

Salvatore A. Miosi
Marketing

Jerome J. Murphy
Field Operations

Jeffrey N. Nielsen
Financial Planning/Analysis

Lisa M. Pendergast
Assistant Treasurer

Eric L. Rice
Sales

John R. Schroeder
Risk Management

Julie K. Sperber
Assistant Controller

Dan D. Stilwell
Chief Compliance Officer, Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services and Chief Technology Officer

Kurt J. Thomas
Human Resources

Steven M. Thompson
Risk Management

Martha F. Tsuchihashi
Securities Law Counsel, Assistant General Counsel and Assistant Secretary

Kathleen E. Valenti
Loss Mitigation

Bernhard W. Verhoeven
Risk Management

Carie L. Vos
Claims Administration

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Performance Graph

The graph below compares the cumulative total return on (a) our Common Stock, (b) a composite peer group index selected by us, (c) the Russell 2000 Financial Index and (d) the S&P 500. Our peer group index consists of Radian Group, Inc., The PMI Group, Inc. and Triad Guaranty Inc. ("Triad"). We selected this peer group because it includes each of the public companies, other than us, for which private mortgage insurance is the primary business. In 2008, Triad ceased writing new private mortgage insurance. We nevertheless include Triad in our peer group because it was writing business during more than half of the period covered by the graph below and because we prefer that our peer group consist of more than two companies. Due to Triad's small market capitalization since 2008, Triad's returns have had little effect on the weighted average peer group return in 2009 and 2010.


140
120
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010
S&P 500
Russell 2000 Financial Index
Peer Index (PMI, RDN & TGIC)
MGIC

	2005	2006	2007	2008	2009	2010
S&P 500	100	116	122	77	97	112
Russell 2000 Financial Index	100	116	94	67	65	76
Peer Index (PMI, RDN & TGIC)	100	104	25	5	9	11
MGIC	100	97	35	5	9	16

Shareholder Information

The Annual Meeting
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 5, 2011 in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
Copies of the Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:
Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2010 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of Exchange.

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address
P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services
(414) 347-6596

MGIC Stock
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 4, 2011, 201,142,536 shares were outstanding. The following table sets forth for 2009 and 2010 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange.

	2009		2010	
Quarter	High	Low	High	Low
1st........	$4.45	$0.70	$11.36	$5.78
2nd	5.90	1.32	13.80	6.87
3rd........	9.94	3.27	9.60	6.48
4th........	7.56	3.72	10.90	8.06

In 2008, the Company paid cash dividends of $0.075 per share. In October 2008, the Company's Board suspended payment of our dividend. Accordingly, no cash dividends were paid in 2009 or 2010. The payment of future dividends is subject to the discretion of our Board and will depend on many factors, including our operating results, financial condition and capital position. See Note 8 - "Debt" to our consolidated financial statements for dividend restrictions if we elect to defer interest on our Convertible Junior Debentures.

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see "Management's Discussion and Analysis – Liquidity and Capital Resources" and Note 16 – "Dividend restrictions" to our consolidated financial statements.

As of February 15, 2011, the number of shareholders of record was 130. In addition, we estimate that there are approximately 19,000 beneficial owners of shares held by brokers and fiduciaries.

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202 • www.mgic.com

71-43091 3/11